Form 20-F/A
period 2007-02-28
Horizon Industries, Ltd.
filed 2007-10-09
CIK 1380342

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________

FORM 20-F

________________________________________

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2007

                                       OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       Date of event requiring this shell company report ________

       For the transition period from ________ to ________

Commission file number ________

____________________________________________

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

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐   Yes ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  Yes ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐  Yes ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐    Accelerated Filer ☐    Non-accelerated Filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐  Yes ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. [ ] Yes [ ] No

PART I.

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Business Address	Functions

Christopher J. Wensley	Suite 1710 -1040 West Georgia Street Vancouver, BC Canada V6E 4H1	Director, President

Patrick Forseille	Suite 1710-1040 West Georgia Street Vancouver, BC Canada V6E 4H1	Director, CFO

J. Paul Sorbara	Suite 1710-1040 West Georgia Street Vancouver, BC Canada V6E 4H1	Director

Ron Bourgeois	Suite 1710-1040 West Georgia Street Vancouver, BC Canada V6E 4H1	Director, Secretary

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

Mr. Ronald Bougeois has been a director and officer since August 10, 2006.

Mr. Paul Sorbara has been a director since January 30, 2004.

B. ADVISERS

Name	Business Address	Position

Tupper Johnsson & Yeadon	1710-1177 West Hastings Street Vancouver, BC Canada V6E 2L3	Legal Counsel

C. AUDITORS

Name	Business Address	Professional Body Membership

Davidson & Company LLP	1200-609 Granville Street. P.O. Box 10372 Pacific Centre, Vancouver Canada V7Y 1G6	SC International

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

Difficulty for U.S. Investors to Effect Service of Process. We are incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to effect service of process in the United States upon our directors or officers, or to realize in the United States upon judgments of United States' courts predicated upon civil liabilities under the Exchange Act. All of our directors are residents of Canada, and a significant portion of our assets are located outside of the United States. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

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

WAVERLY PROSPECT.  During the current fiscal year, the Company's wholly-owned subsidiary, Horizon Industries U.S.A. Ltd. entered into a Joint Venture agreement to participate with Pan American Development Company, Inc. in a drilling program in San Jacinto County, Texas, approximately 50 miles north of Houston Texas. The Company acquired a 25% working interest in the initial phase of the prospect with an option to acquire up to 37.5% working interest in the balance of the prospect currently comprising a total of 3,100 acres (75% net revenue interest).

The initial phase calls for the development of 400 acres of Jackson sands at a depth of approximately 2,800 feet.  Drilling of up to five wells is contemplated on the initial 400 acres, with reserve potential of one to two Billion Cubic Feet ("BCF") of gas from the sand at 2,800 feet.  The acreage may also host a second gas charged Jackson sand at approximately 3,100 feet based on logs from nearby wells.  NO reserves have been assigned to this stratigraphic trap, but the sand has produced gas in several wells in the immediate area.  There is geological evidence for an additional 40 location on existing leasehold and the possibility for even more (up to 80) potential locations if the geologic model associated with this prospect is accurate.

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

FUNK LEASE.  During the current fiscal year, the Company's wholly-owned subsidiary, Horizon Industries U.S.A. Ltd., acquired a 100% working interest in the Funk property consisting of two oil and gas leases totaling 400 acres located in Goliad County, Texas.  The leases expire on March 31, 2009.  The property is situated in the prolific Middle Yegua gas trend which has produced gas and condensate in the nearby Naetze Yegua, Perdido Creek and Jobar fields.

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

During the previous year, the Horizon Funk #2 well was drilled cased and completed at a depth of 6,060 feet.  Log results showed four highly prospective pay zones in the well in the Yegua, Cook and Frio formations.  The lowermost zones were perforated including the Cook Mountain and Yegua formation.  Currently, testing is ongoing in a Yegua zone but progress has been hampered by limited access to the well site due to persistent rains in the area.

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

•

requirements to acquire permits before commencing drilling operations;

•

requirements to restrict the substances that can be released into the environment in connection with drilling and production activities;

•

limitations on, or prohibitions to, drilling in protected areas such as wildlife preserves; and

•

requirements to mitigate and remediate the effects caused by drilling and production operations.

C. ORGANIZATIONAL STRUCTURE

We conduct the majority of our business through a subsidiary incorporated outside of Canada. The following table presents the name, the percentage of voting securities owned and the jurisdiction of incorporation of our principal subsidiaries:

	Percent	Jurisdiction
Subsidiary	Owned	of Incorporation

Horizon Industries (USA), Ltd.	100	Nevada

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

WAVERLY PROSPECT.  During the current fiscal year, the Company's wholly-owned subsidiary, Horizon Industries U.S.A. Ltd. entered into a Joint Venture agreement to participate with Pan American Development Company, Inc. in a drilling program in San Jacinto County, Texas, approximately 50 miles north of Houston Texas. The Company acquired a 25% working interesting the initial phase of the prospect with an option to acquire up to 37.5% working interest in the balance of the prospect currently comprising a total of 3,100 acres (75% net revenue interest).

The initial phase calls for the development of 400 acres of Jackson sands at a depth of approximately 2,800 feet.  Drilling of up to five wells is contemplated on the initial 400 acres, with reserve potential of one to two Billion Cubic Feet ("BCF") of gas from the sand at 2,800 feet.  The acreage may also host a second gas charged Jackson sand at approximately 3,100 feet based on logs from nearby wells.  NO reserves have been assigned to this stratigraphic trap, but the sand has produced gas in several wells in the immediate area.  There is geological evidence for an additional 40 location on existing leasehold and the possibility for even more (up to 80) potential locations if the geologic model associated with this prospect is accurate.

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

FUNK LEASE.  During the current fiscal year, the Company's wholly-owned subsidiary, Horizon Industries U.S.A. Ltd., acquired a 100% working interest in the Funk property consisting of two oil and gas leases totaling 400 acres located in Goliad County, Texas.  The leases expire on March 31, 2009.  The property is situated in the prolific Middle Yegua gas trend which has produced gas and condensate in the nearby Naetze Yegua, Perdido Creek and Jobar fields.

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

During the previous year, the Horizon Funk #2 well was drilled cased and completed at a depth of 6,060 feet.  Log results showed four highly prospective pay zones in the well in the Yegua, Cook and Frio formations.  The lowermost zones were perforated including the Cook Mountain and Yegua formation.  Currently, testing is ongoing in a Yegua zone but progress has been hampered by limited access to the well site due to persistent rains in the area.

Property and Equipment

(In thousands of Canadian dollars)

	Year Ended	Year Ended
	February 28,	February 28,
	2007	2006

Petroleum and Natural Gas Interest
--Beginning of Year	$503,063	$1,046,984

Manahuilla Creek, Texas

Deferred exploration costs
net of recoveries	-	575
Write-off dry hole costs	(30,000)	(522,084)

Whatley Prospect, Texas
Deferred exploration costs
net of recoveries	1,869	(31,021)

Beaver Dam Creek, Louisiana	-	-

Deferred exploration costs
net of recoveries	-	5,422
Write-off Dry hole costs	-	(120,612)

	-	5,422
Minton Prospect, Saskatchewan
Deferred exploration costs,
net of recovery	-	274,621
Write-off dry hole costs	-	(274,621)

Stewart Leases, Texas

Deferred exploration cost,
net of recovery	45,152	123,652

Funk

Deferred exploration cost,
net of recovery	542,389	-
Depletion	(47,404)	-
Write-off dry hole costs	30,000	-

Coleto Creek

Deferred exploration cost,
net of recovery	204,960	-

Petroleum and Natural Gas Interest
--End of Year	$1,250029	$503,063

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

WAVERLY PROSPECT.  During the current fiscal year, the Company's wholly-owned subsidiary, Horizon Industries U.S.A. Ltd. entered into a Joint Venture agreement to participate with Pan American Development Company, Inc. in a drilling program in San Jacinto County, Texas, approximately 50 miles north of Houston Texas. The Company acquired a 25% working interesting the initial phase of the prospect with an option to acquire up to 37.5% working interest in the balance of the prospect currently comprising a total of 3,100 acres (75% net revenue interest).

The initial phase calls for the development of 400 acres of Jackson sands at a depth of approximately 2,800 feet.  Drilling of up to five wells is contemplated on the initial 400 acres, with reserve potential of one to two Billion Cubic Feet ("BCF") of gas from the sand at 2,800 feet.  The acreage may also host a second gas charged Jackson sand at approximately 3,100 feet based on logs from nearby wells.  NO reserves have been assigned to this stratigraphic trap, but the sand has produced gas in several wells in the immediate area.  There is geological evidence for an additional 40 location on existing leasehold and the possibility for even more (up to 80) potential locations if the geologic model associated with this prospect is accurate.

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

FUNK LEASE.  During the current fiscal year, the Company's wholly-owned subsidiary, Horizon Industries U.S.A. Ltd., acquired a 100% working interest in the Funk property consisting of two oil and gas leases totaling 400 acres located in Goliad County, Texas.  The leases expire on March 31, 2009.  The property is situated in the prolific Middle Yegua gas trend which has produced gas and condensate in the nearby Naetze Yegua, Perdido Creek and Jobar fields.

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

During the previous year, the Horizon Funk #2 well was drilled cased and completed at a depth of 6,060 feet.  Log results showed four highly prospective pay zones in the well in the Yegua, Cook and Frio formations.  The lowermost zones were perforated including the Cook Mountain and Yegua formation.  Currently, testing is ongoing in a Yegua zone but progress has been hampered by limited access to the well site due to persistent rains in the area.

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

	February 28	February 28
	2007	2006

Working Capital (Deficiency)	$(263,982)	$(140,875)
Deficit	3,156,417	2,483,562

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

CHRISTOPHER J. WENSLEY Mr. Wensley holds a Diploma of Technology in Administrative Management from the British Columbia Institute of Technology. Following graduation in 1981, Mr. Wensley began an 18 year career in commercial and investment real estate. During this period, he was actively involved in: the acquisition and disposition of income properties including office buildings, industrial facilities, and development sites; office portfolio leasing for a major Canadian pension fund group; and managing sales and project marketing of high-end recreational real estate property in British Columbia. In the late nineties, Mr. Wensley left the real estate business to become an independent business management and venture capital consultant. In 1999, he began providing investor relations, corporate communication, and corporate finance services to numerous public companies.

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

J. PAUL SORBARA Mr. Sorbara holds a Master of Science Degree from the University of Toronto and is also a Professional Geologist. Following graduation, he conducted Caldera Reconnaissance Programs for Cominco Ltd. In both British Columbia and the Seirra Madre Occidental range in Northern Mexico, spending a number of years in Cominco's Guadalajara office. In the mid nineteen-eighties, Mr. Sorbara left Cominco to establish a successful geological consultant practice. In 1992, Mr. Sorbara started his own private Mexican exploration company, Minera Delta S.A. de C.V. which has now grown to become a substantial operation. Mr. Sorbara is presently the President of Golden Goliath Resources Ltd. a junior mining exploration company exploring for gold in Mexico.

Mr. Sorbara is currently a director of the following public companies:

Company	Exchange

Golden Goliath Resources Ltd.	TSXV

RON BOURGEOIS A Chartered Accountant, Ron Bourgeois brings over 25 years of executive and managerial experience to the Company. He has held numerous and varying management and public company positions with extensive experience in the development and financing of major oil and gas resource and infrastructure assets internationally. Mr. Bourgeois has been deeply involved in the acquisition, administration and development of oil and gas projects in Texas and Louisiana where these activities have showcased his rigorous due diligence and negotiation abilities. As the founding Chief Financial Officer, Mr. Bourgeois managed and coordinated the merger of two public corporations; Optima Petroleum Corporation and American Explorer LLC to create PetroQuest Energy Inc. which currently trades on the NYSE with a market valuation exceeding US$500 million.

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

					Options
			Other		Granted
			Annual		Exercise
	Salary	Bonus	Compensation	Number	Price	Expiry Date

Christopher Wensley
President, Chief Executive
Officer and Director	$108,565	nil	nil	150,000	0.30	Oct. 5 2011
				75,000	0.25	Dec. 5, 2010
				40,000	0.30	Aug. 3, 2009
				115,000	0.17	Oct. 6, 2010
				50,000	0.20	Mar. 15 2010
				85,000	0.30	Apr. 12 2011

Patrick Forseille
CFO, Secretary and Director	$72,110	nil	nil	50,000	0.20	Mar. 15, 2010
				75,000	0.17	Oct. 6, 2010
				25,000	0.25	Dec. 5, 2010
				40,000	0.30	Aug. 2009
				60,000	0.30	Apr. 12 2011

The following are the options exercised by executive officers during the Company's completed financial year ended Feb 28 2007.

	Securities	Aggregate	Unexercised	Value
	Acquired	Value Realized	Options/SARs at FY-End	the-Money Options/SARS
Name	On Exercise	($)	Exercisable/Unexcercisable	at FY-End Exerc/Unexerc

Chris Wensley	35,000	5,950	515,000/nil	95,800/nil

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

Approximately 18,713,250 of the company’s outstanding shares or 97.04% are currently listed under deposit with CDS & Co.

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

B. RELATED PARTY TRANSACTIONS

The aggregate amount of expenditures made to parties not at arms length to the Company consist of the following:

a)  Paid consulting fees of $108,565 (2006-$70,870) to a director and officer of the company for services during the year.

b)  Paid professional fees of $67,000 (2006-$44,000) to a director and officer of the Company.

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

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or transaction, is a director of officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

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

Stock Options.

As of February 28, 2007, the following stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date

100,000	$0.20	November 1, 2007
25,000	0.32	August 4, 2008
80,000	0.30	August 3, 2009
100,000	0.20	March 15, 2010
190,000	0.17	October 6, 2010
100,000	0.25	December 5, 2010
50,000	0.20	January 31, 2011
420,000	0.30	April 12, 2011
250,000	0.30	October 5, 2011
100,000	0.35	January 18, 2012
100,000	0.35	January 29, 2012

Warrants.

As of February 28, 2007, the following warrants are outstanding:

Number of Shares	Exercise Price	Expiry Date

1,370,000	$0.35	May 5, 2008
975,000	0.32	June 8, 2007
		(subsequently expired)
190,000	0.25	March 8, 2007

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. We do not have activities related to derivative financial instruments or derivative commodity instruments. We do hold a portfolio of equity securities resulting from previous business transactions. These securities are susceptible to equity market risk. The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations. We mitigate these risks to the extent we are able by:

•

utilizing competent, professional consultants as support teams to company employees;

•

performing careful and thorough geophysical, geological and engineering analyses of each prospect;

•

maintaining adequate levels of property liability and other business insurance;

•

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

Horizon Industries LTD.

By:     Christopher J. Wensley

Christopher J. Wensley

Chief Executive Officer

Date: October 5, 2007

HORIZON INDUSTRIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

A Partnership of Incorporated Professionals

Davidson & Company LLP

Chartered Accountants

INDEPENDENT AUDITORS' REPORT

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

"/s/ DAVIDSON & COMPANY LLP"

Vancouver, Canada

May 30, 2007

CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated May 30, 2007 is expressed in accordance with Canadian reporting standards which do no permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

"/s/ DAVIDSON & COMPANY LLP"

Vancouver, Canada

May 30, 2007

CHARTERED ACCOUNTANTS

A Member of SC International

1200-609 Granville Street, P.O. Box 10372, Pacific Centre,

Vancouver, BC, Canada V7Y 1G6

Telephone (604) 687-0947 Fax (604) 687-6172

HORIZON INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT FEBRUARY 28

ASSETS	2007	2006

CURRENT
Cash	$341,148	$129,621
Receivables	11,097	14,962
Deferred financing fees (Note 5)	-	27,500
Prepaids	11,200	16,828

	363,445	188,911
PETROLEUM AND NATURAL GAS PROPERTIES (NOTE 4)	1,250,029	503,063

	$1,613,474	$691,974

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT

Accounts payable and accrued liabilities	$627,427	$76,522
Note payable (Note 4)	-	23,263
Convertible loan (Note 5)	-	230,000

	627,427	329,785

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)	3,854,405	2,686,804
CONTRIBUTED SURPLUS (Note 6)	288,059	158,947
DEFICIT	(3,156,417)	(2,483,562)

	986,047	362,189

	$1,613,474	$691,974

Nature and continuance of operations (Note 1)

Commitments (Note 9)

Subsequent events (Note 12)

ON BEHALF OF THE BOARD:

"CHRIS WENSLEY",

Director

"PATRICK FORSEILLE",

Director

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

YEAR ENDED FEBRUARY 28

	2007	2006	2005

PETROLEUM AND NATURAL GAS REVENUE	$137,196	$-	$-

DIRECT COSTS
Depletion	47,404	-	-
Operating expenses	108,362	6,651	-
	155,766	6,651	-
	(18,570)	(6,651)	-

EXPENSES
Bank and interest charges	$22,846	$3,694	$3,938
Consulting fees	161,609	80,645	80,115
Deferred financing fees	27,500	8,500	-
Foreign exchange loss	3,205	6,876	5,445
Office and administration	57,250	52,669	31,690
Professional fees	106,604	97,484	51,738
Rent	55,425	50,859	47,000
Shareholder communications	138,200	85,130	88,127
Stock-based compensation	162,537	101,433	36,627
Transfer agent and filing fees	24,952	16,369	19,772
Travel	10,927	2,952	18,029
	(771,055)	(506,611)	(382,381)

OTHER ITEMS
Gain on extinguishment of debt	61,343	-	-
Write off of petroleum and natural gas properties (Note 4)	-	(917,317)	-
	61,343	(917,317)	-

LOSS FOR THE YEAR BEFORE INCOME TAXES	(728,282)	(1,430,579)	(382,381)

Future income tax recovery (Note 10)	55,427	-	-

LOSS FOR THE YEAR	(672,855)	(1,430,579)	(382,381)

DEFICIT, BEGINING OF YEAR	(2,483,562)	(1,052,983)	(670,602)

DEFICIT - END OF YEAR	$(3,156,417)	$(2,483,562)	$(1,052,983)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.04)	$(0.11)	$(0.04)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	16,754,935	13,330,102	8,614,714

The accompanying notes are an integral part of these consolidated financial statements

HORIZON INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED FEBURARY 28

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the year	$(672,855)	$(1,430,579)	$(382,381)
Items not affecting cash:
Deferred financing fees	27,500	2,500	-
Depletion	47,404	-	-
Stock-based compensation	162,537	101,433	36,627
Future income tax recovery	(55,427)	-	-
Gain on extinguishment of debt	(61,343)	-	-
Write-off of petroleum and natural gas properties	-	917,317	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	3,865	(14,667)	6,179
(Increase) decrease in prepaids	5,628	(1,035)	(15,793)
Increase (decrease) in accounts payable
and accrued liabilities	173,617	(58,022)	72,850
	(369,074)	(483,053)	(282,518)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of note payable	(6,235)	(11,315)	34,578
Proceeds from issue of share capital, net of issuance costs	959,603	669,788	636,270
Convertible loan	-	200,000	-
Share subscriptions received	-	-	229,500

Net cash provided by financing activates	953,368	858,473	900,348

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of and expenditures on petroleum and natural gas
properties net of recoveries	(372,767)	(289,080)	(690,610)

Net cash used in investing activities	(372,767)	(289,00)	(690,610)

CHANGE IN CASH DURING THE YEAR	211,527	86,340	(72,780)

CASH, BEGINING OF YEAR	129,621	43,281	116,061

CASH, END OF YEAR	$341,148	$129,621	$43,281

CASH PAID DURING THE YEAR FOR INCOME TAXES	$-	$-	$-
CASH PAID DURING THE YEAR FOR INTEREST	$22,356	$-	$-

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (NOTE 8)

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

2

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

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

4.

PETROLEUM AND NATURAL GAS PROPERTIES

			Coleto		Manhilla	Beaver
	Stewart	Funk	Creek	Whatley	Creek	Dam	Minton	Total
Balance, February 28, 2005	$ 128,652	$ -	$ -	$ 251,633	$ 551,509	$ 115,190	$ -	$ 1,046,984

Deferred exploration
costs, net of recoveries	123,799	-	-	(31,021)	575	5,422	274,621	373,396
Depletion	-	-	-	-	-	-	-	-

Write-off dry hole costs	-	-	-	-	(522,084)	(120,612)	(274,621)	(917,317)

Balance, February 28, 2006	252,451	-	-	220,612	30,000	-	-	503,063

Deferred exploration
costs, net of recoveries	45,152	542,389	204,960	1,869	-	-	-	794,370
Depletion	-	(47,404)	-	-	-	-	-	(47,404)

Write-off dry hole costs	-	30,000	-	-	(30,000)	-	-	-

Balance, February 28, 2007	$ 297,603	$524,985	$ 204,960	$222,481	$ -	$ -	$ -	$1,250,029

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

Natural Gas
(US$/Mmbtu)

2007	8.45
2008	8.92
2009	8.61
2010	8.27
2011	7.99

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

b)

Common shares issued and outstanding:

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

6.

SHARE CAPITAL (cont d)

	Number	Share	Contributed
	of Shares	Capital	Surplus

Balance, February 28, 2005	9,600,000	$1,753,880	$63,800
Issued by private placement	4,962,000	897,620	-
Issued on exercise of stock
options	150,000	27,286	(6,286)
Issued for debt settlement	182,250	27,350	-
Stock-based compensation	-	-	101,433
Less: share issuance costs	-	(19,332)	-

Balance, February 28, 2006	14,894,250	2,686,804	158,947
Issued by private placement	1,570,000	459,000	-
Issued on exercise of stock
options	270,000	86,374	(33,425)
Issued on exercise of share
purchase warrants	1,785,000	451,100	-
Issued for convertible loan	575,000	230,000	-
Stock-based compensation	-	-	162,537
Renunciation of flow-through shares	-	(55,427)	-
Less: share issuance costs	-	(3,446)	-

Balance, February 28, 2007	19,094,250	$3,854,405	$288,059

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

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2007		2006
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price

Outstanding, beginning of year	995,000	$0.22	770,000	$0.30
Granted	995,000	0.31	915,000	0.20
Exercised	(270,000)	0.22	(150,000)	0.14
Cancelled	(205,000)	0.28	(540,000)	0.32

Outstanding, end of year	1,515,000	$0.27	995,000	0.22

Options exercisable, end of year	1,515,000	$0.27	945,000	$0.22

Weighted average fair value of options
granted during fiscal 2007 and 2006		$0.17		$0.22

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

6.

SHARE CAPITAL (cont d)

STOCK OPTIONS (cont d)

The following stock options were outstanding at February 28, 2007:

Number	Exercise
of options	Price	Expiry Date

100,000	$ 0.20	November 1, 2007
25,000	0.32	August 4, 2008
80,000	0.30	August 3, 2009
100,000	0.20	March 15, 2010
190,000	0.17	October 6, 2010
100,000	0.25	December 5, 2010
50,000	0.20	January 31, 2011
420,000	0.30	April 12, 2011
250,000	0.30	October 5, 2011
100,000	0.35	January 18, 2012
100,000	0.35	January 29, 2012

1,515,000

STOCK-BASED COMPENSATION

Compensation costs have been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model.  Compensation expense of $162,537 was recorded in the statement of operations in the year ended February 28, 2007 (2006 - $101,433), which was also recorded as contributed surplus on the balance sheet.

The following assumptions were used for the Black-Scholes valuation of stock options granted:

	2007	2006

Risk-free interest rate	4.00%	3.77%
Expected life of options	4 years	5 years
Annualized volatility	73.26%	69.91%
Dividend rate	0.00%	0.00%

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

6.

SHARE CAPITAL (cont d)

SHARE PURCHASE WARRANTS

Warrant transactions and the number of warrants outstanding are summarized as follows:

		Weighted		Weighted
		average exercise		average exercise
	2007	price	2006	price

Balance, beginning of year	2,770,000	$0.25	3,010,000	$0.31
Granted	1,570,000	0.34	2,770,000	0.25
Exercised	(1,785,000)	0.25	-	-
Expired/Cancelled	(20,000)	0.20	(3,010,000)	0.31

Balance, end of year	2,535,000	0.33	2,770,000	0.25

At February 28, 2007, the following share purchase warrants were outstanding:

Number	Exercise
of Shares	Price	Expiry Date

190,000	$0.25	March 8, 2007
975,000	0.32	June 8, 2007 (subsequently expired)
1,370,000	0.35	May 5, 2008

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

10.

INCOME TAXES

A reconciliation of income taxes (recovery) at statutory rates with the reported taxes is as follows:

	2007	2006

Loss before income taxes	$(728,282)	$(1,430,579)

Expected income tax recovery	$(248,490)	$(547,726)
Non-deductible expenses	48,665	96,927
Write-off of oil and gas properties	10,236	351,213
Differences in foreign tax rates	-	27,856
Recognized (unrecognized) benefits of
non-capital losses	134,162	71,730

Total income taxes (recovery)	$(55,427)	$-

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

10.

INCOME TAXES  (cont d)

Details of future income tax assets are as follows

	2007	2006

Resource deductions	$138,000	$178,300
Financing costs	7,400	6,000
Non-capital losses available for future periods	584,600	437,400

	730,000	621,700

Valuation allowance	(730,000)	(621,700)

Net future income tax assets	$-	$-

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (United States GAAP) are described and quantified below.

Consolidated financial statement balances under United States GAAP

	2007	2008

Consolidated balance sheets
Total assets under Canadian GAAP and United States GAAP	$1,613,474	$691,974

Total liabilities under Canadian GAAP
and United States GAAP	$627,427	$329,785
Capital stock and contributed surplus
under Canadian GAAP	4,142,464	2,845,751

Future income tax recovery	55,427	-
Flow-through share premium paid in excess
of market value	(25,080)	(25,080)

Capital stock contributed surplus under
United States GAAP	4,172,811	2,820,671

Deficit under Canadian GAAP	(3,156,417)	(2,483,562)
Future income tax recovery	(55,427)	-
Flow-through share premium paid in excess
of market value	25,080	25,080

Deficit under United states GAAP	(3,186,764)	(2,458,482)

Total shareholders' equity under United States GAAP	986,047	362,189

Total liabilities and shareholders equity under
United States GAAP	$1,613,474	$691,974

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (contd...)

STATEMENTS OF OPERATIONS

The impact of the difference between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2007	2006	2005

Loss for the year, Canadian GAAP	$(672,855)	$(1,430,579)	$(382,381)
Adjustments:
Future income tax recovery	(55,427)	-	-
Flow-through share premium paid in
excess of market value	-	25,080	-

Loss for the year, United States GAAP	$(728,282)	$(1,045,499)	$(382,381)

Basic and diluted loss per common share,
United States GAAP	$(0.04)	$(0.11)	$(0.04)

Weighted average number of common shares
outstanding, United States GAAP	16,754,935	13,330,102	8,614,714

STATEMENTS OF CASH FLOWS

There were no significant difference between Canadian GAAP and United States GAAP on the statements of cash flows.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (contd...)

OIL AND GAS PROPERTIES (contd..)

Under United States GAAP, costs accumulated in each cost center are limited to an amount equal to the present value, discounted at 10% of the estimated future net operating revenues from proved reserves, net of restoration costs and income taxes.  Under United States GAAP an additional ceiling test write-down was not required as at February 28, 2007, 2006 and 2005.

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

FLOW-THROUGH SHARES

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares,  net of any future income tax liability.  Under United States GAAP, any difference between the market price of the Company’s stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount. The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the 2007 fiscal year, the Company did not issue and flow-through shares and accordingly there was no difference between Canadian and United States GAAP.

During the year ended February 28, 2006, the Company issued 627,000 flow-through shares for total proceeds of $163,020.  As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $25,080 has been recorded for expended cash on qualifying expenditures.

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (contd...)

NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48).  FIN 49 clarifies the accounting and reporting for uncertainties in income tax law.  FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.  FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not anticipated to have an impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities.  This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year.  The Company is currently assessing the impact of SFAS No. 157 the Company’s financial position and results of operations, but does not anticipate a material impact.

In February, 2007, the FASB issued SFAS No. 159  The Fair Value Option for Financial Assets and Financial Liabilities.  SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  We are currently assessing the impact of SFAS NO. 159 on our financial position and results of operations, but does not anticipate a material impact.

The adoption of these new financial pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.