Form 20-F/A
period 2007-02-28
Horizon Industries, Ltd.
filed 2007-11-02
CIK 1380342

As filed with the Securities and Exchange Commission on November 1, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________

FORM 20-F/A2

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

NONE

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report -19,094,250 as of February 28, 2007.

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes ☒   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes ☐  No

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

☐  Yes ☐  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST

FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐  Yes ☐  No

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

The selected financial data for the years ended February 28, 2006 and 2007 was derived from our financial statements, which have been audited by Davidson & Company LLP, as indicated in their audit report which is included elsewhere in this Annual Report. We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain future earnings for use in our operations and the expansion of our business.

Selected Financial Data Presented According to Canadian GAAP--Please see full financials with for full explanation of reconciliation of the below financial data to U.S. GAAP.

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

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

This section describes some of the risks and uncertainties faced by us. The factors below should be considered in connection with any forward looking statements in this Annual Report. The risk factors described below are considered to be the significant or material ones, but they are not the only risks faced by us.

The Company Faces Substantial Competition.

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

Government Regulation and Environmental Matters may Adversely Affect the Company.

We are subject to various federal and state laws and regulations, including environmental laws and regulations in each jurisdiction in which we operate. We believe that we are in compliance with such laws and regulations. Such laws and regulations may change in the future in a manner that will increase the burden and cost of compliance. In addition, we could incur significant liability for damages, clean up costs and penalties in the event of certain discharges into the environment. Certain laws and governmental regulations may impose liability on us for personal injuries, clean-up costs, environmental damages and property damages, as well as administrative, civil and criminal penalties. Although we believe that cost of compliance with environmental regulations will not have an adverse effect on our operations or earnings, risks of substantial costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities, including criminal penalties, will not be incurred. Moreover, it is possible that other developments, such as stricter environmental laws and regulations, and claims for damages for injuries to property or persons resulting from our operations could result in substantial costs and liabilities. Some of the regulations that apply to us in the United States, where we have field operations, include the Resource Conservation and Recovery Act and comparable state statutes, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Air Act, the Occupational Safety and Health Act and comparable state statutes, the Oil Pollution Act 1990, the Water Pollution Control Act of 1972, the Safe Drinking Water Act and the Toxic Substances Control Act. We are unable to estimate the costs to be incurred for compliance with environmental laws over the next twelve months, however, management believes all such costs will be those ordinarily and customarily incurred in the development and production of oil and gas and that no unusual costs will be encountered.

Exploration and Production Regulations may Limit Horizon’s Expansion and Growth.

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

International Operations may Complicate Horizon’s Gov’t., Environmental and Regulatory Compliance.

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

Dependence on Key Personnel may Limit Horizon’s Growth.

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

Concentration of Producing Properties may Cause Delays or Interruptions.

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

Insurance and Uninsured Risk to Horizon’s Assets and Operations.

Our business is subject to a number of risks and hazards, including the risk of fire, explosions, equipment failure, abnormally pressured formations, environmental hazards, industrial accidents, changes in the regulatory environment, labor disputes, the occurrence of any of which could result in substantial losses to us due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Our insurance will not cover all the potential risks associated with an oil and gas company's operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. There are risks against which we cannot insure or against which we may elect not to insure. We, and the operators of our properties, maintain insurance in amounts that we believe to be reasonable. The occurrence of a significant event that is not fully insured could have an adverse effect on our results of operation and our financial condition.

Commodity Price Fluctuations may Affect Profitability or Production.

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

Exploration Risks may Limit Horizon’s Success.

Our results of operations are heavily dependent on how successful we are in the exploration for crude oil and natural gas. Exploration activities involve substantially more risk than development or exploitation activities. Exploratory drilling is a speculative activity. The use of three-dimensional seismic data and other advanced technologies may increase the probability of success of exploratory wells, and reduce the average finding costs through the elimination of prospects that might otherwise be drilled solely on the basis of two-dimensional seismic data and other traditional methods. Even when fully utilized and properly interpreted, three-dimensional seismic data and visualization techniques only assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not conclusively allow the interpreter to know if hydrocarbons will in fact be present, or present in economic quantities, in such structures. Failure of our exploration activities would have an on our results of operations and financial condition.

Operating Risks to Property, Equipment and Operations.

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

Shortage of Supplies and Equipment may Limit or Reduce Production.

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

Capital Requirements may Limit Horizon’s Growth.

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

Replacement of Reserves may Reduce Future Production.

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

Estimates of Reserves and Related Data may Prove Inaccurate.

Numerous uncertainties are inherent in estimating quantities of proved and other reserves of oil and gas and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. The reserve data presented in this Annual Report represents only estimates based on available geological, geophysical, production and engineering data, the extent, quality and reliability of which vary. Oil and gas reserve engineering is a subjective process of estimating accumulations of oil and gas that cannot be measured in an exact manner, and estimates of other engineers might differ materially from those shown.

Additional Capital Contributions Could Result in Dilution to Existing Shareholders.

We do not know if we will be able to generate material revenue from oil and gas operations. Historically, the primary source of funds available to us has been through the sale of our equity securities. Any future additional equity financing could cause dilution to current stockholders.

Limited and Volatile Trading Volume may Limit Stock Resale Ability.

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

Volatility of Share Price may Limit Stock Resale Value.

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

The Company Does not Intend to Issue Dividends.

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

Future Sales of Common Shares by Existing Shareholders may Limit Stock Resale Ability and Price.

Sales of a large number of our common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair our ability to raise capital through future sales of common shares.

Incorporation in Canada may Cause Difficulty for U.S. Investors to Effect Service of Process.

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

Conflicts of Interest may Hamper Officer and Director Effectiveness.

There may be potential conflicts of interest for certain of our officers and directors who are or may become engaged from time to time in the crude oil and natural gas business on their own behalf or on behalf of other companies with which they may serve in the capacity as directors or officers. Certain of our independent directors are officers and/or directors of other publicly traded crude oil and natural gas exploration and production companies.  Title to Properties. Title to oil and gas properties is subject to royalty, overriding royalty, carried, net profits, working and other similar interests and contractual arrangements, to liens for current taxes not yet due and to other encumbrances. Only cursory investigation of record title is made at the time of acquisition. Drilling title opinions are usually prepared before commencement of drilling operations. Although the Company has no basis to believe that such will occur, there can be no assurance that our title to oil and gas properties may not be challenged through legal proceedings.

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

PRINCIPAL EXPENDITURES.

Our principal capital expenditures over the last 3 years are:  During fiscal 2006, Horizon acquired the Funk lease located in Goliad County, Texas.  3D seismic data was acquired and two gas wells were drilled on the lease.  During fiscal 2005, Horizon acquired the Stewart leases in Goliad County, Texas.  3D seismic data was acquired one well was drilled on the property.  During the 2005 fiscal year, Horizon acquired a 12% interest in the Whatley #1 Development prospect in the Spartan Field, San Patricio County, Texas.  One well was drilled on the prospect.

Our principal capital divestitures over the last 3 years are:  Our principle capital divestitures over the last three years were the Manahuilla Creek project, the Minton prospect and the Beaver Dam Creek project which were written off in fiscal 2006.

Our principal capital expenditures and divestitures currently in process: Our principle capital expenditures currently in progress include the development of the Waverly prospect located in San Jacinto County.  During fiscal 2008, over 4,000 acres have been leased and two gas wells have been drilled.  Several more gas wells are planned on this prospect during the fiscal 2008.  Horizon is also planning to drill another well on the Stewart lease during fiscal 2008.

DEVELOPMENT OF OUR BUSINESS. We are in the business of exploring, developing and producing crude oil and natural gas properties.

STEWART LEASE. During the 2005 fiscal year, the Company's wholly owned subsidiary, Horizon Industries U.S.A. Ltd. acquired 544 acres composed of two contiguous 272 acre leases in Goliad County, Texas expiring between January 12, and July 5, 2008.

The Stewart prospect is within the Jobar field, which was discovered by Edge Petroleum in late 1997 with production from the middle Yegua formation between 5,300 and 5,500 feet. To date, there are 9 wells in the Jobar field with cumulative gas production of 5.9 Bcf of gas. The average initial production for the wells in the field has been 1.8Mmcf per day to a maximum of 5 Mmcf per day from the Swickheimer #2 well. The closest well to the Stewart lease is the V. Albrecht #1 well, which is located 900 feet east of the lease. Total production from this well is 650 Mmcf with an initial production rate of 1.85Mmcf per day.  The Company has no entitlement to this property and the locality of your property does not assure it will experience similar recoveries.

The Jobar field appears to be a series of isolated bar deposits trending in a north-east/south-west direction. Some faulting may have occurred between the bars. The average area of the individual bar is approximately 40 acres. The Jobar field was discovered using seismic amplitude analysis. 2D Seismic over the Stewart lease indicates the existence of at least three and up to five untested sand bars.  Even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present in economically producible amounts. Horizon has purchased a 3D data set over this prospect to further refine these targets prior to drilling.

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

Preliminary interpretation shows several defined structural targets comprising approximately 200 acres in the Wilcox formation situated within the Stewart West acreage. The target appears consistent with other successful Wilcox wells in the immediate vicinity.  Even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present in economically producible amounts.

There are currently several producing Wilcox wells within one half mile of the Stewart leases. The Etoco Heard #1 well located one half mile due North, came on line in February of 2005 having an initial production rate of 8.9 Million Cubic Feet per Day (MMCF/ D). This well produced a cumulative 2/26BCF of gas plus 47,300 Bbl of condensate to date. The Chesapeake Eichman #1 Well, situated less than one half mile northwest of Horizon's Stewart leases, came on line in April 2005 having an initial production rate of 21MMCF/D. The well has produced a cumulative 3.5BCF of gas plus 45,000 Bbls of condensate. The Chesapeake Hawkins Deep #1 well located 1,000 feet due west of Horizon's Stewart leases has produced a cumulative 2.9 BCF and 33,000 barrels of condensate. The Hawkins Deep #2 located directly south of the Hawkins Deep #1 has produced .9 BCF and 10,000 barrels of condensate.  The Company has no entitlement to this property and the locality of your property does not assure it will experience similar recoveries.

Based on the recent Wilcox activity in the area, Horizon acquired and processed the 3D data covering the Wilcox horizons on the Stewart lease. The data is of high quality and shows that the Stewart lease is on the next down faulted block from the wells in the Marshall Field.  These amplitudes appear to be at least as strong or stronger that the Marshall Field anomalies.  Even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present in economically producible amounts.

During the year, the Company received some sundry revenue in the amount of 15,954 from petroleum and natural gas which has been offset against the deferred development costs.

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

The initial phase calls for the development of 400 acres of Jackson sands at a depth of approximately 2,800 feet.  The acreage may also host a second gas charged Jackson sand at approximately 3,100 feet based on logs from nearby wells.  Well log indications of hydrocarbon saturation do not assure productivity and the locality of a property does not assure it will experience similarities in well log response. NO reserves have been assigned to this stratigraphic trap, but the sand has produced gas in several wells in the immediate area.  There is geological evidence for an additional 40 location on existing leasehold and the possibility for even more (up to 80) potential locations if the geologic model associated with this prospect is accurate.

An initial test well was drilled in June 2007  perforation and flow testing of the first of several primary zones of interest as identified by logs and side wall cores was completed.  Four feet of perforations were shot in this first zone.  The well was flow tested for 2 hours each on a 6/64ths choke, an 8/64ths choke and for 4 hours on a 10/64ths choke.  The well flowed at stable rates of 264 MCF, 461 MCF and 611 MCF dry gas per day respectively, with stabilized flowing tubing pressures of 1,135 PSI, 1,120 PSI and 1,080 PSI respectively.  The operator is preparing to tie in the well for production and anticipates installation of facilities and a sales line within the next two to three weeks.  An independent four point flow test will be conducted during this interval.

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

The Company has acquired 3D data covering Funk and surrounding lands to further define and identify prospective targets on the lease previously defined by 2d seismic data.  Analysis and interpretation of the 3d data has identified several prospective targets throughout the property.  Even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present in economically producible amounts.  Horizon's technical staff has been correlating the 3d data with well log data from local producing wells to compile a comprehensive data set over the lease and to reduce the drilling risk.

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

The Perdido Creek field discovered in 1985 by the Company's advisory Geophysicist, Harry Burnett, is located one and one half miles northeast of the Funk Prospect.  Perdido Creek hosts seven producing wells with cumulative production from Yega sands of approximately 3-4 Bcf of gas and 80,000 bbl. of oil and condensate.  The most prolific well in Perdido Creek, the Vrazel #1 produced 1.8 BCF together with 3,000 barrels of oil and condensate from a 90' sand covering 36 acres.  The Company has no entitlement to this property and the locality of your property does not assure it will experience similar recoveries.  These Yegua sands appear to be similar to that underlying the Funk Prospect which hosts 2D defined Yegua sand bodies of 35 to 50 acres in aerial extent.  Even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present in economically producible amounts.

During the previous year, the Company drilled the Horizon Funk #1 well to a total depth of 2,530 feet.  Logs were completed indicating fifteen feet of pay extending from a depth of 2,018 feet to 2,033 feet.  On August 22, 2006, a four foot interval was perforated between 2,020 feet and 2,024 feet.  The Funk #1 well is currently shut in due to technical conduct problems.  We expect to stimulate work on the well to further gas production in November 2007.  The Funk #2 well was perforated in August 2007 and put to sales at that time.  It is currently producing at approximately 200MCF/D as of October 31, 2007.

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

D. PROPERTY, PLANT AND EQUIPMENT

See  ITEM 4.   DEVELOPMENT OF OUR BUSINESS.

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

See ITEM 4.   DEVELOPMENT OF OUR BUSINESS

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

In the United States, registrants, including foreign private issuers like us, are required to disclose proved reserves using the standards contained in Rule 4-10(a) of the United States Securities and Exchange Commission's ("SEC") Regulation S-X. Proved reserves estimated and reported below pursuant to NI 51-101 also meet the definition of estimated proved reserves required to be disclosed under Rule 4-10(a) of Regulation S-X. The crude oil and natural gas industry commonly applies a conversion factor to production and estimated proved reserve volumes of natural gas in order to determine an "all commodity equivalency" referred to as barrels of oil equivalent ("boe"). The conversion factor we have applied in this Annual Report is the current convention used by many oil and gas companies, where six thousand cubic feet ("mcf") of natural gas is equal to one barrel ("bbl") of oil. The boe conversion ratio we use is based on an energy equivalency conversion method primarily applicable at the burner tip. It may not represent a value equivalency at the wellhead and may be misleading, particularly if used in isolation.

There are no proved + probably undeveloped reserves.

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

Electric logs show possible gas potential from the upper formation and could be completed for production in the future.

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

UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The Company incurred a net loss before other items of $771,055 for the year ended February 28, 2007 compared to a net loss of $506,611 in the previous year and  $382,381 in 2005. The increase during the current period is mainly due to increases in consulting fees of $161,609 (2006-$80,645) (2005-  $11,500), shareholder communication fees of $138,200 (2006-$85,130) (2005 -$88,127), lease operating expense of$108,362 (2006-$6,651)($2005-0).  The increases in the current year reflect increased overhead activity related to the development of resources properties.

The company also incurred a future income tax recovery of $55,427 compared to a future income tax recovery of $nil the previous year. The Company renounced $163,020 of income tax credits from CEE to the 2005 flow through shareholders. The recovery of future income taxes of $55,427 represents the income tax effect of this renouncement.

B. LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations to date primarily though the issuance of common shares and exercise of stock options. The Company continues to seek capital through various means including the issuance of equity and/or debt.   The Company anticipates that as additional equity/debt financing continues along with increasing revenues from production, the Company’s working capital deficiency shall be eliminated.    The Company anticipates that current financing along with cash flow from production shall be sufficient for the Company to operate without additional arrangements for funding for at least the next 12 months.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

None.

G. SAFE HARBOR

Certain statements in this Annual Report, including those appearing under this Item 5, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and within the meaning of applicable Canadian securities legislation. Additionally, forward looking statements may be made orally or in press releases, conferences, reports, on our website or otherwise, in the future, by us on our behalf. Such statements are generally identifiable by the terminology used such as "plans", "expects, "estimates", "budgets", "intends", anticipates", "believes", "projects", "indicates", "targets", "objective", "could", "may" or other similar words.   As the Company is currently defined as a “penny stock” under the Securities Exchange Act of 1934,  the Company cannot rely on the safe harbor provision for forward-looking statements under the Private Securities Litigation Reform Act of 1995.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Position Held	Age

Christopher J. Wensley	President, CEO and Director	50
Patrick Forseille	Director and CFO	42
J. Paul Sorbara	Director	55
Ron Bourgeois	Director and Secretary	56

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

Mr. Wensley also owns and oversees several private interests in a number of North American oil and gas properties.   Mr. Wensley devotes approximately 30 hours per week to the Company’s activities.  Mr. Wensley spends his remaining 10 hours per week consulting with and reviewing information from the above private interests.

Mr. Wensley is not a director of any other public companies.

See  CONFLICTS OF INTEREST in Risk Factors.

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

Mr. Forseille devotes approximately 40 hours per week to the Company’s activities.

Mr. Forseille is currently a director of the following public companies:

Company	Exchange

First Star Resources, Inc.	TSXV

See  CONFLICTS OF INTEREST in Risk Factors.

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

See  CONFLICTS OF INTEREST in Risk Factors.

RON BOURGEOIS A Chartered Accountant, Ron Bourgeois brings over 25 years of executive and managerial experience to the Company. He has held numerous and varying management and public company positions with extensive experience in the development and financing of major oil and gas resource and infrastructure assets internationally. Mr. Bourgeois has been deeply involved in the acquisition, administration and development of oil and gas projects in Texas and Louisiana where these activities have showcased his rigorous due diligence and negotiation abilities. As the founding Chief Financial Officer of Optima Petroleum Corporation, Mr. Bourgeois managed and coordinated the merger of two public corporations; Optima Petroleum Corporation and American Explorer LLC to create PetroQuest Energy Inc. which currently trades on the NYSE with a market valuation exceeding US$500 million.

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

See  CONFLICTS OF INTEREST in Risk Factors.

The Directors of the Company devote times as Directors of the Company as needed.   They have no interests which require a devotion of time which would hamper their full devotion of time as Director to the Company as needed.

B. COMPENSATION

The following table sets forth all annual and long-term compensation for services in all capacities in the year ended Feb. 28, 2007 for our directors, chief executive officer and chief financial officer.

					Options
			Other		Granted
			Annual		Exercise
	Salary	Bonus	Compensation	Number	Price	Expiry Date

Christopher Wensley
President, Chief Executive
Officer and Director	$108,565	nil	nil	150,000	0.30	Oct. 5 2011
				75,000	0.25	Dec. 5, 2010
				40,000	0.30	Aug. 3, 2009
				115,000	0.17	Oct. 6, 2010
				50,000	0.20	Mar. 15 2010
				85,000	0.30	Apr. 12 2011

Patrick Forseille
CFO and Director	$72,110	nil	nil	50,000	0.20	Mar. 15, 2010
				75,000	0.17	Oct. 6, 2010
				25,000	0.25	Dec. 5, 2010
				40,000	0.30	Aug. 2009
				60,000	0.30	Apr. 12 2011

The Company’s Directors currently receive no compensation for their work as directors other than being compensated for expenses incurred in their duty as directors.

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

B. RELATED PARTY TRANSACTIONS

The aggregate amount of expenditures made to parties not at arms length to the Company consist of the following:

a)

Paid consulting fees of $108,565 (2006 - $70,870) to Chris Wensley  as a director and officer of the Company for services during the year.

b)

Paid professional fees of $67,000 (2006 - $44,000) to Patrick Forseille as a director and officer of the Company.

c)

Paid consulting fees of $Nil (2006 - $32,500) to Chris Wensley    to that individual becoming a director and officer of the Company.

d)

Paid consulting fees of $Nil (2006 - $9,775) to James Romano as a director and former officer of the Company.  The director resigned subsequent to year-end.

e)

Paid consulting fees included in prepaid expenses of $Nil (2006 - $7,500) to James Romano  as a director and officer of the Company.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION FINANCIAL STATEMENTS ARE PROVIDED UNDER PART III, ITEM 17.

Legal or Arbitration Proceedings. As of the date of this Annual Report, we are, to the best of our knowledge, not subject to any material active or pending legal proceedings or claims against us or any of our properties. However, from time to time, we may be subject to claims and litigation generally associated with any business venture. Additionally, our operations are subject to risks of accident and injury, possible violations of environmental and other regulations, and claims associated with the risks of exploration operations some of which cannot be covered by insurance or other risk reduction strategies.

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

D. SELLING SHAREHOLDERS

Not Applicable

E. DILUTION

Not Applicable

F. EXPENSES OF THE ISSUE

Not Applicable

ITEM 10.

ADDITIONAL INFORMATION

A. SHARE CAPITAL

Our authorized share capital consists of 100,000,000 common shares without par value. All issued shares are fully paid and non-assessable. As of February 28, 2007 we had 19,094,250 shares issued and outstanding and had 13,769,055 shares outstanding at the beginning of the year (Mar. 1, 2006). As of June 22, 2007, we have outstanding an aggregate of 1,715,000 options to purchase shares pursuant to our Amended and Restated Stock Option Plan (2006). We also have outstanding 1,370,000 share purchase warrants related to several private placements which closed in the past two years.

On February 28, 2006 we has a total of 13,769,055 shares issued and outstanding as compared to 8,614,714 issued and outstanding on Feb. 28, 2005.

There are no shares of the company which are currently under option or upon which there is an agreement to be put under option in the future.

The Company’s flow through shares have the following characteristics:  Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company.  Recording these expenditures for accounting purposes gives rise to taxable temporary differences.

Emerging Issues Committee 146 “Flow-Through Shares” requires that, when flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, be recognized as a recovery of income taxes in the statement of operations.

B. ARTICLES OF INCORPORATION AND BYLAWS

The Company’s Articles are included as an Exhibit hereto.   There are no limitations in the Articles upon the Company’s Objects and purposes.

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

Shareholder votes are required on any action which changes the rights of holders of the Company’s stock as required by law.

Annual general meetings shall be held once every calendar year at a time not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint.   The Directors may, whenever they think fit, convene a general meeting.  A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists.

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

Joint Venture.

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

Management Agreements.

The Company has management agreements with Christopher Wensley and Patrick Forseille which are attached as Exhibits.

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

E. TAXATION

The following paragraphs set forth certain United States and Canadian federal income tax considerations in connection with the payment of dividends on and purchase or sale of our shares of common stock. The tax considerations are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor may consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of shares of our common stock. The discussion set forth below is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), the Internal Revenue Code of 1986, as amended (the "Code") and the Convention between Canada and the United States of America with respect to Taxes on Income and on Capital (the "Convention"), as well as United States Treasury regulations and rulings and judicial decisions. Except as otherwise specifically stated, the following discussion does not take into account or anticipate any changes to such laws, whether by legislative action or judicial decision. The discussion does not take into account the provincial tax laws of Canada or the tax laws of the various state and local jurisdictions in the United States.

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

If we were determined to be a PFIC in any year, a US holder who beneficially owned shares of our common stock during that year would be required to file an annual return on Internal Revenue Service Form 8621 with the Internal Revenue Service that described any distributions received from us and any gain realized by that US holder on the disposition of their shares of our common stock. The

PFIC rules are complex. Accordingly, US holders and prospective US holders of our common stock may desire to consult their own tax advisors concerning the impact of these rules, including the making of QEF or mark-to-market elections, on their investment or prospective investment in our common stock.

F. DIVIDENDS AND PAYING AGENTS

We have not paid any dividends since our inception and have no plans to pay dividends.

G. STATEMENT OF EXPERTS

Our consolidated financial statements as of February 28, 2006 and 2007 and for each of the years in the two year period ended February 28, 2007, have been included herein and in the Annual Report, in reliance upon the report of Davidson & Company LLP, 1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada   V7Y 1G6, Tel:     604-687-0947Fax:    604-687-6172, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

H. DOCUMENTS ON DISPLAY

We have filed this Annual Report on Form 20-F with the SEC, under the Securities and Exchange Act of 1934, as amended, with respect to our common stock. You may read and copy all or any portion of this Annual Report or other information in the SEC's public reference room at 100 F Street, N.E. Washington, DC 20549. You can also request copies of these documents upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a web site (http://www.sec.gov) that contains all of our filings with the SEC. The documents concerning us may also be viewed at our offices in Vancouver BC.and Texas during normal business hours.

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

The Company has no defaults, dividend arrearages nor delinquencies in any of its obligations.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The Company has made no material modifications to the rights of security holders, nor does the Company have any registration statements under the Securities Act of 1933.

ITEM 15.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our principal executive officer and principal financial officer have evaluated the effectiveness of the design and operation  of our disclosure control and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report.  Based on the evaluation  of the Company's  disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of the end of the period covered by  this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and  procedures are designed to ensure that the information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

The Company’s Chief Executive Officer and Chief Financial Officer believe that the necessary personnel and procedures are in place to ensure timely reporting as required by the SEC. The company has added new management executives with specific business and financial expertise.

There were no changes in the company’s internal controls or in other factors that could affect these financial statements subsequent to the date of their evaluation.

ITEM 16.

[RESERVED]

ITEM 16(A).

AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Patrick Forseille is serving as the Audit Committee Financial Expert.   See Item 6A Directors and Senior Management for Mr. Forseille’s qualifications.

ITEM 16(B).

CODE OF ETHICS

The Company has not yet adopted a code of ethics but is in the process of evaluating and adopting such code.

ITEM 16(C).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following auditing fees have been paid in the last two years:    2007-- $22,000          2006--- $17,955

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.

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

Not Applicable.

ITEM 19.

EXHIBITS

See Exhibit Index.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Horizon Industries LTD.

By: /s/ Christopher J. Wensley

Christopher J. Wensley

Chief Executive Officer

Date: October 31, 2007

HORIZON INDUSTRIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

A Partnership of Incorporated Professionals

Davidson & Company LLP

Chartered Accountants

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Horizon Industries Ltd.

We have audited the consolidated balance sheets of Horizon Industries Ltd. as at February 28, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years ended February 28, 2007, 2006 and 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated  financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2007 and 2006 and the results of its operations and cash flows for the years ended February 28, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

/s/ "DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

May 30, 2007 (except as to Note 13, which is as of October 25, 2007)

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated May 30, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ "DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

May 30, 2007 (except as to Note 13, which is as of October 25, 2007)

A Member of SC International

1200-609 Granville Street, P.O. Box 10372, Pacific Centre,

Vancouver, BC, Canada V7Y 1G6

Telephone (604) 687-0947 Fax (604) 687-6172

HORIZON INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT FEBRUARY 28

	2007	2006

ASSETS

Current
Cash	$341,148	$129,621
Receivables	11,097	14,962
Deferred financing fees (Note 5)	-	27,500
Prepaids	11,200	16,828

	363,445	188,911

Petroleum and natural gas properties (Note 4)	1,250,029	503,063

	$1,613,474	$691,974

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$627,427	$76,522
Notes payable (Note 4)	-	23,263
Convertible loan (Note 5)	-	230,000

	627,427	329,785

Shareholders’ equity
Share capital (Note 6)	3,854,405	2,686,804
Contributed surplus (Note 6)	288,059	158,947
Deficit	(3,156,417)	(2,483,562)

	986,047	362,189

	$1,613,474	$691,974

Nature and continuance of operations (Note 1)

Commitments (Note 9)

Subsequent events (Note 12)

On behalf of the Board:

	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

YEAR ENDED FEBRUARY 28

	2007	2006	2005

PETROLEUM AND NATURAL GAS REVENUE	$137,196	$-	$-

DIRECT COSTS
Depletion	47,404	-	-
Operating expenses	108,362	6,651	-

	155,766	6,651	-

	(18,570)	(6,651)	-

EXPENSES
Bank and interest charges	22,846	3,694	3,938
Consulting fees	161,609	80,645	80,115
Deferred financing fees	27,500	8,500	-
Foreign exchange loss	3,205	6,876	5,445
Office and administration	57,250	52,669	31,690
Professional fees	106,604	97,484	51,638
Rent	55,425	50,859	47,000
Shareholder communications	138,200	85,130	88,127
Stock-based compensation	162,537	101,433	36,627
Transfer agent and filing fees	24,952	16,369	19,772
Travel	10,927	2,952	18,029

	(771,055)	(506,611)	(382,381)

OTHER ITEMS
Gain on extinguishment of debt	61,343	-	-
Write-off of petroleum and natural gas properties (Note 4)	-	(917,317)	-

	61,343	(917,317)	-

Loss for the year before income taxes	(728,282)	(1,430,579)	(382,381)

Future income tax recovery (Note 10)	55,427	-	-

Loss for the year	(672,855)	(1,430,579)	(382,381)

Deficit, beginning of year	(2,483,562)	(1,052,983)	(670,602)

Deficit, end of year	$(3,156,417)	$(2,483,562)	$(1,052,983)

Basic and diluted loss per common share	$(0.04)	$(0.11)	$(0.04)

Weighted average number of common shares outstanding	16,754,935	13,330,102	8,614,714

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED FEBRUARY 28 restrictions Valerie

	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(672,855)	$(1,430,579)	$(382,381)
Items not affecting cash:
Deferred financing fees	27,500	2,500	-
Depletion	47,404	-	-
Stock-based compensation	162,537	101,433	36,627
Future income tax recovery	(55,427)	-	-
Gain on extinguishment of debt	(61,343)	-	-
Write-off of petroleum and natural gas properties	-	917,317	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	3,865	(14,667)	6,179
(Increase) decrease in prepaids	5,628	(1,035)	(15,793)
Increase (decrease) in accounts payable
and accrued liabilities	173,617	(58,022)	72,850

Net cash used in operating activities	(369,074)	(483,053)	(282,518)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds (repayment) of note payable	(6,235)	(11,315)	34,578
Proceeds from issue of share capital, net of issuance costs	959,603	669,788	636,270
Convertible loan	-	200,000	-
Share subscriptions received	-	-	229,500

Net cash provided by financing activities	953,368	858,473	900,348

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of and expenditures on petroleum and natural gas
properties, net of recoveries	(372,767)	(289,080)	(690,610)

Net cash used in investing activities	(372,767)	(289,080)	(690,610)

Change in cash during the year	211,527	86,340	(72,780)

Cash, beginning of year	129,621	43,281	116,061

Cash, end of year	$341,148	$129,621	$43,281

Cash paid during the year for income taxes	$-	$-	$-
Cash paid during the year for interest	22,356	-	-

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in British Columbia on February 24, 1997 as J.P.T. Resources Ltd., and changed its name to Horizon Industries Ltd. on June 7, 1999.  The Company is engaged in the development and production of petroleum and natural gas properties.

On December 22, 2003, the Company formed a wholly-owned subsidiary, Horizon Industries (USA), Ltd., which was incorporated in the State of Nevada.

The recoverability of amounts shown for petroleum and natural gas properties is dependent upon the discovery of additional economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development of its properties, confirmation of the Company’s interest in the underlying permits and licenses, and future profitable production or proceeds from the disposition of the Company’s properties.

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

Foreign currency translation

The Company’s foreign operations are of an integrated nature.  Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates.  Revenue and expenses are translated at rates of exchange prevailing on the dates of the underlying transaction.  Gains or losses on translation are included in the determination of net earnings.

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

FEBRUARY 28, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

Stock-based compensation

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

Emerging Issues Committee 146 “Flow-Through Shares” requires that, when flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, be recognized as a recovery of income taxes in the statement of operations.

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

FEBRUARY 28, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Revenue recognition

Revenue from the sale of petroleum and natural gas products is recognized upon the passage of title and when ultimate collection is reasonably assured, and is recorded net of royalties and severance taxes.

Comparative figures

Comparative figures have been reclassified, where applicable, to conform with the current year’s presentation.

3.

FINANCIAL INSTRUMENTS

The fair value of all items that meet the definition of a financial instrument approximate their carrying values.  These items include cash, receivables, accounts payables and accrued liabilities note payable and convertible loan.  The Company is subject to currency risk in respect of fluctuating exchange rates as the payments for some of its petroleum and natural gas properties are in U.S. dollars.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit or interest rate risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

4.

PETROLEUM AND NATURAL GAS PROPERTIES

	Stewart	Funk	Coleto Creek	Whatley	Manahuilla Creek	Beaver Dam	Minton	Total

Balance, February 28, 2005	$ 128,652	$ -	$ -	$ 251,633	$ 551,509	$ 115,190	$ -	$ 1,046,984

Deferred exploration
costs, net of recoveries	123,799	-	-	(31,021)	575	5,422	274,621	373,396
Depletion	-	-	-	-	-	-
Write-off dry hole costs	-	-	-	-	(522,084)	(120,612)	(274,621)	(917,317)

Balance, February 28, 2006	252,451	-	-	220,612	30,000	-	-	503,063

Deferred exploration costs,
net of recoveries	45,152	542,389	204,960	1,869	-	-	-	794,370
Depletion	-	(47,404)	-	-	-	-	-	(47,404)
Write-off dry hole costs	-	30,000	-	-	(30,000)	-	-	-

Balance, February 28, 2007	$ 297,603	$ 524,985	$204,960	$ 222,481	$ -	$ -	$ -	$ 1,250,029

As at February 28, 2007, unproved property costs of $857,600 (2006 - $503,063) have been excluded from costs subject to depletion.

General and administrative costs capitalized to the petroleum and natural gas properties in the current year were $Nil (2006 - $Nil).

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

4.

PETROLEUM AND NATURAL GAS PROPERTIES (cont’d…)

Stewart Leases, Texas

During the 2005 fiscal year, the Company’s wholly-owned subsidiary, Horizon Industries U.S.A. Ltd., acquired two contiguous leases in Goliad County, Texas.  The leases expire between January 12 and July 5, 2008.  The Company syndicated out 70% of the working interest in the leases thereby recovering a portion of its acquisition and exploration costs.

Funk Lease, Texas

During the current fiscal year, the Company’s wholly-owned subsidiary, Horizon Industries U.S.A. Ltd., acquired a 100% working interest in the Funk lease, consisting of two oil and gas leases located in Goliad County, Texas.  The leases expire on March 31, 2009.  The Company paid US$40,000 for the lease located near the Maetze Yegua, Perdido Creek and Jobar fields. A prospect fee of $25,000 was also paid.

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

Whatley Prospect, Texas

During the 2005 fiscal year, the Company reached an agreement with PB Energy USA, Inc. (“PB”) to acquire a 12% participating interest that entitles a 9% working interest in the Whatley #1 Development prospect in the Spartan Field, San Patricio County, Texas. The Company paid approximately US$192,000 for its total share of a test well on the property. During the 2006 and 2007 fiscal years, the Company has received some sundry revenue from petroleum and natural gas, this amount has been offset against the deferred development costs.

A director and officer of the Company held a 1.125% working interest in this prospect prior to becoming a director and officer.

During the 2005 fiscal year, PB loaned the Company US$50,000 to pay for the Company’s portion of the drilling cost. The loan bears interest at 12% per annum repayable on September 30, 2006.  During the year the Company reached a settlement agreement with PB whereby the Company repaid $6,235 and recorded a gain on extinguishment of debt of $17,028.

Manahuilla Creek, Texas

During the 2004 fiscal year, the Company’s wholly-owned subsidiary, Horizon Industries U.S.A. Ltd., acquired a 20% working interest in the Manahuilla Creek Prospect in Goliad County, Texas.  During the previous fiscal year, the Company wrote this prospect down to its net realizable value. During the current year, the Company abandoned the well and accordingly, all related costs were added to the capitalized costs subject to depletion.

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

4.

PETROLEUM AND NATURAL GAS PROPERTIES (cont’d…)

Beaver Dam Creek, Louisiana

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

a)

Authorized capital stock: Unlimited common shares without par value

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

6.

SHARE CAPITAL (cont’d…)

b)

Common shares issued and outstanding:

	Number of Shares	Share Capital	Contributed Surplus

Balance, February 28, 2004	6,660,000	$1,117,610	$27,173
Issued by private placement	1,350,000	445,500	-
Issued by exercise of warrants	1,590,000	222,600	-
Stock-based compensation	-	-	36,627
Less: share issuance costs	-	(31,830)	-

Balance, February 28, 2005	9,600,000	1,753,880	63,800
Issued by private placement	4,962,000	897,620	-
Issued on exercise of stock options	150,000	27,286	(6,286)
Issued for debt settlement	182,250	27,350	-
Stock-based compensation	-	-	101,433
Less: share issuance costs	-	(19,332)	-

Balance, February 28, 2006	14,894,250	2,686,804	158,947
Issued by private placement	1,570,000	459,000	-
Issued on exercise of stock options	270,000	86,374	(33,425)
Issued on exercise of share purchase warrants	1,785,000	451,100	-
Issued for convertible loan	575,000	230,000	-
Stock-based compensation	-	-	162,537
Renunciation of flow-through shares	-	(55,427)	-
Less: share issuance costs	-	(3,446)	-

Balance, February 28, 2007	19,094,250	$3,854,405	$288,059

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

SHARE CAPITAL (cont’d…)

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

Stock options

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

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2007		2006
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price

Outstanding, beginning of year	995,000	$0.22	770,000	$0.30
Granted	995,000	0.31	915,000	0.20
Exercised	(270,000)	0.22	(150,000)	0.14
Cancelled	(205,000)	0.28	(540,000)	0.32

Outstanding, end of year	1,515,000	$0.27	995,000	$0.22

Options exercisable, end of year	1,515,000	$0.27	945,000	$0.22

Weighted average fair value of
options granted during
fiscal 2007 and 2006	-	$0.17	-	$0.22

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

6.

SHARE CAPITAL (cont’d…)

Stock options (cont’d…)

	2005
		Weighted
		Average
	Number	Exercise
	of Options	Price

Outstanding, beginning of year	590,000	$0.29
Granted	180,000	0.30
Exercised	-	-
Cancelled	-	-

Outstanding, end of year	770,000	$0.30

Options exercisable, end of year	770,000	$0.30

Weighted average fair value
of options granted
during fiscal 2005	-	$0.17

The following stock options were outstanding at February 28, 2007:

Number	Exercise
of options	Price	Expiry Date

100,000	$0.20	November 1, 2007
25,000	0.32	August 4, 2008
80,000	0.30	August 3, 2009
100,000	0.20	March 15, 2010
190,000	0.17	October 6, 2010
100,000	0.25	December 5, 2010
50,000	0.20	January 31, 2011
420,000	0.30	April 12, 2011
250,000	0.30	October 5, 2011
100,000	0.35	January 18, 2012
100,000	0.35	January 29, 2012

1,515,000

Stock-based compensation

Compensation costs have been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model.  Compensation expense of $162,537 was recorded in the statement of operations in the year ended February 28, 2007 (2006 - $101,433; 2005 - $36,627), which was also recorded as contributed surplus on the balance sheet.

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

6.

SHARE CAPITAL (cont’d…)

Stock-based compensation (cont’d…)

The following assumptions were used for the Black-Scholes valuation of stock options granted:

	2007	2006	2005

Risk-free interest rate	4.00%	3.77%	2.47%
Expected life of options	4 years	5 years	5 years
Annualized volatility	73.26%	69.91%	66.13%
Dividend rate	0.00%	0.00%	0.00%

Share purchase warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

		Weighted		Weighted
		average		average
		exercise		exercise
	2007	price	2006	price

Balance, beginning of year	2,770,000	$0.25	3,010,000	$0.31
Granted	1,570,000	0.34	2,770,000	0.25
Exercised	(1,785,000)	0.25	-	-
Expired/Cancelled	(20,000)	0.20	(3,010,000)	0.31

Balance, end of year	2,535,000	$0.33	2,770,000	$0.25

		Weighted
		average
		exercise
	2005	price

Balance, beginning of year	1,660,000	$0.30
Granted	1,350,000	0.33
Exercised	-	-
Expired/Cancelled	-	-

Balance, end of year	3,010,000	$0.31

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

6.

SHARE CAPITAL (cont’d…)

Share purchase warrants (cont’d…)

At February 28, 2007, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date

190,000	$0.25	March 8, 2007
975,000	0.32	June 8, 2007 (subsequently expired)
1,370,000	0.35	May 5, 2008

2,535,000

7.

RELATED PARTY TRANSACTIONS AND BALANCES

The Company entered into the following transactions with related parties:

a)

Paid consulting fees of $108,565 (2006 - $70,870; 2005 - $68,615) to a director and officer of the Company for services during the year.

b)

Paid professional fees of $67,000 (2006 - $44,000; 2005 - $27,000) to a director and officer of the Company.

c)

Paid consulting fees of $Nil (2006 - $32,500; 2005 - $Nil) to an individual prior to that individual becoming a director and officer of the Company.

d)

Paid consulting fees of $Nil (2006 - $9,775; 2005 - $Nil) to a director and former officer of the Company.  The director resigned subsequent to year-end.

e)

Paid consulting fees included in prepaid expenses of $Nil (2006 - $7,500; 2005 - $Nil) to a director and officer of the Company.

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

FEBRUARY 28, 2007

8.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont’d…)

The significant non-cash transactions for the year ended February 28, 2006 were:

a)

Issuance of 182,250 common shares in settlement of $27,350 in accounts payable (Note 6d).

b)

Oil and gas expenditures of $84,316 recorded in accounts payable.

There were no significant non-cash transactions during the year ended February 28, 2005.

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

10.

INCOME TAXES

A reconciliation of income taxes (recovery) at statutory rates with the reported taxes is as follows:

	2007	2006	2005

Loss before income taxes	$(728,282)	$(1,430,579)	$(382,381)

Expected income tax recovery	$(248,490)	$(547,726)	$(154,673)
Non-deductible expenses	48,665	96,927	13,432
Write-off of oil and gas properties	10,236	351,213	-
Differences in foreign tax rates	-	27,856	-
Recognized (unrecognized) benefits of non-capital losses	134,162	71,730	141,241

Total income taxes (recovery)	$(55,427)	$-	$-

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

10.

INCOME TAXES (cont’d…)

Details of future income tax assets are as follows:

	2007	2006	2005

Resource deductions	$138,000	$178,300	$133,000
Financing costs	7,400	6,000	1,700
Non-capital losses available for future periods	584,600	437,400	448,400

	730,000	621,700	583,100

Valuation allowance	(730,000)	(621,700)	(583,100)

Net future income tax assets	$-	$-	$-

During the year ended February 28, 2006, the Company issued 627,000 common shares on a flow-through basis for gross proceeds of $163,020.  The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties.  Future income taxes of $55,427 on the exploration expenditures to be renounced to shareholders were applied against capital stock during the 2007 fiscal year.

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

11.

SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being petroleum and natural gas exploration and development.  All of the Company’s petroleum and natural gas exploration properties are located in the United States.  All other assets and expenses are in Canada.  All revenue was earned in the United States.

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

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

12.

SUBSEQUENT EVENTS (cont’d…)

c)

The Company’s wholly owned subsidiary, Horizon Industries U.S.A. Ltd., acquired a 25% working interest in a drilling program, located in San Jacinto County, Texas, with an option to acquire up to 37.5% working interest in the balance of the prospect, by paying acquisition costs of US$33,778.

d)

The Company issued 190,000 common shares pursuant to the exercise of warrants for gross proceeds of $47,500.

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

Consolidated financial statement balances under United States GAAP

	2007	2006

Consolidated balance sheets

Total assets under Canadian GAAP and United States GAAP	$1,613,474	$691,974

Total liabilities under Canadian GAAP and United States GAAP	$627,427	$329,785

Capital stock and contributed surplus under Canadian GAAP	4,142,464	2,845,751

Future income tax recovery	55,427	-

Flow-through share premium paid in excess of market value	(25,080)	(25,080)

Capital stock and contributed surplus under United States GAAP	4,172,811	2,820,671

Deficit under Canadian GAAP	(3,156,417)	(2,483,562)

Future income tax recovery	(55,427)	-

Flow-through share premium paid in excess of market value	25,080	25,080

Deficit under United States GAAP	(3,186,764)	(2,458,482)

Total shareholders' equity under United States GAAP	986,047	362,189

Total liabilities and shareholders' equity under United States GAAP	$1,613,474	$691,974

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2007	2006	2005

Loss for the year, Canadian GAAP	$(672,855)	$(1,430,579)	$(382,381)
Adjustments:
Future income tax recovery	(55,427)	-	-
Flow-through share premium
paid in excess of market value	-	25,080	-

Loss for the year, United States GAAP	$(728,282)	$(1,405,499)	$(382,381)

Basic and diluted loss per common share,
United States GAAP	$(0.04)	$(0.11)	$(0.04)

Weighted average number of common
shares outstanding, United States GAAP	16,754,935	13,330,102	8,614,714

Statements of cash flows

There were no significant differences between Canadian GAAP and United States GAAP on the statements of cash flows.

Oil and gas properties

Under both United States and Canadian GAAP, property, plant and equipment must be assessed for potential impairment.

Under Canadian GAAP, a ceiling test is applied to ensure that capitalized costs for oil and gas properties and equipment do not exceed the sum of estimated undiscounted, future net revenues from proven reserves less the cost incurred or estimated to develop those reserves, interest and general and administration costs, and an estimate for restoration costs and applicable taxes. Effective January 1, 2004, the CICA implemented a new pronouncement on impairment of long-lived assets, which required the impairment loss as a result of the ceiling test to be measured as the amount by which the carrying amount of the asset exceeds the expected future cash flows discounted using a risk free interest rate.

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Oil and gas properties (cont’d…)

Under United States GAAP, costs accumulated in each cost center are limited to an amount equal to the present value, discounted at 10%, of the estimated future net operating revenues from proved reserves, net of restoration costs and income taxes. Costs of unproved properties are assessed annually on each balance sheet date to ascertain whether impairment has occurred.  For unproved properties when management determines that the prospect is no longer economically viable due to dry holes or unfavorable test results all costs associated with that prospect are written-off and included in costs subject to depletion and depreciation.  Under United States GAAP an additional ceiling test write-down was not required for the years ended February 28, 2007 and 2006 and February 29, 2005.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under United States GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount.  The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the 2007 fiscal year, the Company did not issue any flow-through shares and accordingly there was no difference between Canadian and United States GAAP.

During the year ended February 28, 2006, the Company issued 627,000 flow-through shares for total proceeds of $163,020.  As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $25,080 has been recorded for the expended cash on qualifying expenditures.

New accounting pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not anticipated to have an impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company is currently assessing the impact of SFAS No. 157 the Company’s financial position and results of operations, but does not anticipate a material impact.

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

New accounting pronouncements (cont’d…)

In February, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS No. 159 on our financial position and results of operations, but are does not anticipate a material impact.

INDEX TO EXHIBITS

Exhibit
Numbers	EXHIBITS

1.1*	Certificate and Articles of Continuance dated June 10, 1997

1.2*	Certificate and Articles of Amendment dated December 12, 1998

1.3*	By-law No. 1 dated June 2, 1997

4.1	Amended and Restated Stock Option Plan (2006)

* Incorporated by reference to the 20-FR12G/A filed September 14, 2007.