Form 20-F/A
period 2007-02-28
Horizon Industries, Ltd.
filed 2007-11-16
CIK 1380342

As filed with the Securities and Exchange Commission on November 16, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A3

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended ____________

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

The selected financial data for the years ended February 28, 2006 and 2007 was derived from our financial statements, which have been audited by Davidson & Company LLP, as indicated in their audit report which is included elsewhere in this Annual Report .. We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain future earnings for use in our operations and the expansion of our business.

Selected Financial Data Presented According to Canadian GAAP ---Please see full financials for full explanation of reconciliateion of the below financial data to U.S. GAAP.

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

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

This section describes some of the risks and uncertainties faced by us. The factors below should be considered in connection with any forward looking statements in this Annual Report .. The risk factors described below are considered to be the significant or material ones, but they are not the only risks faced by us.

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

Government Regulation and Environmental Matters may Adversely Affect the Company

We are subject to various federal and state laws and regulations, including environmental laws and regulations in each jurisdiction in which we operate. We believe that we are in compliance with such laws and regulations .. S uch laws and regulations may change in the future in a manner that will increase the burden and cost of compliance. In addition, we could incur significant liability for damages, clean up costs and penalties in the event of certain discharges into the environment. Certain laws and governmental regulations may impose liability on us for personal injuries, clean-up costs, environmental damages and property damages, as well as administrative, civil and criminal penalties. Although we believe that cost of compliance with environmental regulations will not have a n adverse effect on our operations or earnings, risks of substantial costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities, including criminal penalties, will not be incurred. Moreover, it is possible that other developments, such as stricter environmental laws and regulations, and claims for damages for injuries to property or persons resulting from our operations could result in substantial costs and liabilities. Some of the regulations that apply to us in the United States, where we have field operations, include the Resource Conservation and Recovery Act and comparable state statutes, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Air Act, the Occupational Safety and Health Act and comparable state statutes, the Oil Pollution Act 1990, the Water Pollution Control Act of 1972, the Safe Drinking Water Act and the Toxic Substances Control Act. We are unable to estimate the costs to be incurred for compliance with environmental laws over the next twelve months, however, management believes all such costs will be those ordinarily and customarily incurred in the development and production of oil and gas and that no unusual costs will be encountered.

Exploration and Production Regulations may Limit Horizion’s Expansion and Growth ..

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

International Operations may Complicate Horizion’s Gov’t., Environmental and Regulatory Compliance ..

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

Dependence on Key Personnel may Limit Horizon’s Growth ..

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

Concentration of Producing Properties may Cause Delays or Interruptions ..

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

Insurance and Uninsured Risk to Horizion’s Assets and Operations ..

Our business is subject to a number of risks and hazards, including the risk of fire, explosions, equipment failure, abnormally pressured formations, environmental hazards, industrial accidents, changes in the regulatory environment, labor disputes, the occurrence of any of which could result in substantial losses to us due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Our insurance will not cover all the potential risks associated with an oil and gas company's operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. There are risks against which we cannot insure or against which we may elect not to insure. We, and the operators of our properties, maintain insurance in amounts that we believe to be reasonable. The occurrence of a significant event that is not fully insured could have a n adverse effect on our results of operation and our financial condition.

Commodity Price Fluctuations may Affect Profitability or Production ..

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

Exploration Risks may Limit Horizion’s Success ..

Our results of operations are heavily dependent on how successful we are in the exploration for crude oil and natural gas. Exploration activities involve substantially more risk than development or exploitation activities. Exploratory drilling is a speculative activity. The use of three-dimensional seismic data and other advanced technologies may increase the probability of success of exploratory wells, and reduce the average finding costs through the elimination of prospects that might otherwise be drilled solely on the basis of two-dimensional seismic data and other traditional methods. Even when fully utilized and properly interpreted, three-dimensional seismic data and visualization techniques only assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not conclusively allow the interpreter to know if hydrocarbons will in fact be present, or present in economic quantities, in such structures. Failure of our exploration activities would have an adverse effect on our results of operations and financial condition.

Operating Risks to Property, Equipment and Operations ..

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

Shortage of Supplies and Equipment may Limit or Reduce Production ..

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

Capital Requirements may Limit Horizion’s Growth ..

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

Replacement of Reserves may Reduce Future Production ..

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

Estimates of Reserves and Related Data may Prove Inaccurate ..

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

Limited and Volatile Trading Volume may Limite Stock Resale Ability ..

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

Volatility of Share Price may Limit Stock Resale Value ..

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

Future Sales of Common Shares by Existing Shareholders may Limit Stock Resale Ability and Price ..

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

Conflicts of Interest may Hamper Officer and Director Effectiveness ..

There may be potential conflicts of interest for certain of our officers and directors who are or may become engaged from time to time in the crude oil and natural gas business on their own behalf or on behalf of other companies with which they may serve in the capacity as directors or officers. Certain of our independent directors are officers and/or directors of other publicly traded crude oil and natural gas exploration and production companies.  Title to Properties. Title to oil and gas properties is subject to royalty, overriding royalty, carried, net profits, working and other similar interests and contractual arrangements, to liens for current taxes not yet due and to other encumbrances. O nly cursory investigation of record title is made at the time of acquisition. Drilling title opinions are usually prepared before commencement of drilling operations. Although the Company has no basis to believe that such will occur, there can be no assurance that our title to oil and gas properties may not be challenged through legal proceedings.

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

PRINCIPAL EXPENDITURES.

Our principal capital expenditures over the last 3 years are: During fiscal 2006, Horizon acquired the Funk lease located in Goliad County, Texas,  3D seismic data was acquired and two gas wells were drilled on the lease.  During fiscal 2005, Horizon acquired the Stewart leases in Goliad County, Texas.   3D seismic data was acquired one well was drilled on the property. During the 2005 fiscal year, Horizon acquired a 12% interest in the Whatley #1 Development prospect in the Spartan Field, San Patricio County, Texas.  One well was drilled on the prospect.

Our principal capital divestitures over the last 3 years are: Our principle capital divestitures over the last three years were the Manahuilla Creek project, the Minton prospect and the Beaver Dam Creek project which were written off in fiscal 2006.

Our principal capital expenditures over the last 3 years are: Our principal capital divestitures over the last three years were the Manahuilla Creek project, the Minton prospect and the Beaver Dam Creek project which were written off in fiscal 2006.

DEVELOPMENT OF OUR BUSINESS. We are in the business of exploring, developing and producing crude oil and natural gas properties.

STEWART LEASE. During the 2005 fiscal year, the Company's wholly owned subsidiary, Horizon Industries U.S.A. Ltd. acquired 544 acres composed of two contiguous 272 acre leases in Goliad County, Texas expiring between January 12, and July 5, 2008.

The Stewart prospect is within the Jobar field, which was discovered by Edge Petroleum in late 1997 with production from the middle Yegua formation between 5,300 and 5,500 feet. To date, there are 9 wells in the Jobar field with cumulative gas production of 5.9 Bcf of gas. The average initial production for the wells in the field has been 1.8Mmcf per day to a maximum of 5 Mmcf per day from the Swickheimer #2 well. The closest well to the Stewart lease is the V. Albrecht #1 well, which is located 900 feet east of the lease. Total production from this well is 650 Mmcf with an initial production rate of 1.85Mmcf per day.  The Company has not entitlement to this property and the locality of the property does not assure it will experience similar recoveries.

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

There are currently several producing Wilcox wells within one half mile of the Stewart leases. The Etoco Heard #1 well located one half mile due North, came on line in February of 2005 having an initial production rate of 8.9 Million Cubic Feet Per Day (MMCF/ D). This well produced a cumulative 2/26BCF of gas plus 47,300 Bbl of condensate to date. The Chesapeake Eichman #1 Well, situated less than one half mile north west of Horizon's Stewart leases, came on line in April 2005 having an initial production rate of 21MMCF/D. The well has produced a cumulative 3.5BCF of gas plus 45,000 Bbls of condensate. The Chesapeake Hawkins Deep #1 well located 1,000 feet due west of Horizon's Stewart leases has produced a cumulative 2.9 BCF and 33,000 barrels of condensate. The Hawkins Deep #2 located directly south of the Hawkins Deep #1 has produced .9 BCF and 10,000 barrels of condensate.  The Company has not entitlement to this property and the locality of the property does not assure it will experience similar recoveries.

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

During the year, the Company received some sundry revenue in the amount of $15,954 from petroleum and natural gas which has been offset against the deferred development costs.

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

The initial phase calls for the development of 400 acres of Jackson sands at a depth of approximately 2,800 feet.  The acreage may also host a second gas charged Jackson sand at approximately 3,100 feet based on logs from nearby wells.   Well log indications of hydrocarbon saturation do not assure productivity and that the locality of your property does not assure it will experience similarities in well log response. NO reserves have been assigned to this stratigraphic trap, but the sand has produced gas in several wells in the immediate area.  There is geological evidence for an additional 40 location on existing leasehold and the possibility for even more (up to 80) potential locations if the geologic model associated with this prospect is accurate.

An initial test well was drilled in June 2007 and perforation and flow testing of the first of several primary zones of interest as identified by logs and side wall cores was completed.  Four feet of perforations were shot in this first zone.  The well was flow tested for 2 hours each on a 6/64ths choke, an 8/64ths choke and for 4 hours on a 10/64ths choke.  The well flowed at stable rates of 264 MCF, 461 MCF and 611 MCF dry gas per day respectively, with stabilized flowing tubing pressures of 1,135 PSI, 1,120 PSI and 1,080 PSI respectively.  The operator is preparing to tie in the well for production and anticipates installation of facilities and a sales line within the next two to three weeks.  An independent four point flow test will be conducted during this interval.

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

The Perdido Creek field, discovered in 1985 by the Company's advisory Geophysicist, Harry Burnett, is located one and one half miles northeast of the Funk Prospect.  Perdido Creek hosts seven producing wells with cumulative production from Yega sands of approximately 3-4 Bcf of gas and 80,000 bbl. of oil and condensate.  The most prolific well in Perdido Creek, the Vrazel #1 produced 1.8 BCF together with 3,000 barrels of oil and condensate from a 90' sand covering 36 acres.   The Company has not entitlement to this property and the locality of the property does not assure it will experience similar recoveries.   These Yegua sands appear to be similar to that underlying the Funk Prospect which hosts 2D defined Yegua sand bodies of 35 to 50 acres in aerial extent.  Even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present in economically producible amounts.

During the previous year, the Company drilled the Horizon Funk #1 well to a total depth of 2,530 feet.  Logs were completed indicating fifteen feet of pay extending from a depth of 2,018 feet to 2,033 feet.  On August 22, 2006, a four foot interval was perforated between 2,020 feet and 2,024 feet.   The Funk #! Well is currently shut in due to technical problems.  We expect to conduct work on the well to stimulate further gas production in Nov. 2007.  The Funk #2 well was perforated in August 2007 and put to sales at that time.   It is currently producting at approximately 200 MCF/D as of Oct. 31, 2007.

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

D. PROPERTY, PLANT AND EQUIPMENT

See ITEM 4.   DEVELOPMENT OF OUR BUSINESS

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

UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The Company incurred a net loss before other items of $771,055 for the year ended February 28, 2007 compared to a net loss of $506,611 in the previous year and $382,381 in 2005 .. The increase during the current period is mainly due to increases in consulting fees of $161,609 (2006-$80,645) (2005-$11,500) , shareholder communication fees of $138,200 (2006-$85,130) (2005-$88,127) , lease operating expense of$108,362 (2006-$6,651) (2005-0) ..  The increases in the current year reflect increased overhead activity related to the development of resources properties.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

None.

G. SAFE HARBOR

Certain statements in this Annual Report , including those appearing under this Item 5, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and within the meaning of applicable Canadian securities legislation. Additionally, forward looking statements may be made orally or in press releases, conferences, reports, on our website or otherwise, in the future, by us on our behalf. Such statements are generally identifiable by the terminology used such as "plans", "expects, "estimates", "budgets", "intends", anticipates", "believes", "projects", "indicates", "targets", "objective", "could", "may" or other similar words.   As the Company is currently defined as a “penny stock” under the Securities Exchange act of 1934, the Company cannot rely on the safe harbor provision for forward-looking statements under the Private Securities Litigation Reform Act of 1995.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Position Held	Age

Christopher J. Wensley	President and Director	50
Patrick Forseille	Director and C FO	42
J. Paul Sorbara	Director	55
Ron Bourgeois	Director and Secretary	56

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

Mr. Wensley also owns and oversees several private interests in a number of North American oil and gas properties.  Mr Wensley devotes approximately 30 hours per week to the Company’s activities.  Mr Wensley spends his remaining 10 hours per week consulting with and reviewing information from the above private interests.

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

See CONFLICTS OF INTEREST in Risk Factors

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

See CONFLICTS OF INTEREST in Risk Factors

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

See CONFLICTS OF INTEREST in Risk Factors

The Directors of the Company devote times as Directors of the Company as needed.   They have no interests which require a devotion of time which would hamper their full devotion of times as Directors to the Company as needed.

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

The Company’s Directors currently revieve no compensation for their work as directors other than being compensated for expenses incurred in their duty as directors.

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

B. RELATED PARTY TRANSACTIONS

The aggregate amount of expenditures made to parties not at arms length to the Company consist of the following:

a)  Paid consulting fees of $108,565 (2006-$70,870) to Chris Wensley as a director and officer of the company for services   during the year.

b)  Paid professional fees of $67,000 (2006-$44,000) to Patrick Forseille as a director and officer of the Company.

c)   Paid consulting fees of $Nil (2006-$32,500) to Chris Wensley to that individual becoming a director and officer of the Company.

d)  Paid consulting fees of $Nil (2006-$9,775) to James Romano as a director and former officer of the Company.  The director resigned subsequent to year-end.

e)  Paid consulting fees including prepaid expenses of $Nil (2006-$7,500) to James Ramano as a director and officer of the Company.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION FINANCIAL STATEMENTS ARE PROVIDED UNDER PART III, ITEM 17.

Legal or Arbitration Proceedings. As of the date of this Annual Report , we are, to the best of our knowledge, not subject to any material active or pending legal proceedings or claims against us or any of our properties. However, from time to time, we may be subject to claims and litigation generally associated with any business venture. Additionally, our operations are subject to risks of accident and injury, possible violations of environmental and other regulations, and claims associated with the risks of exploration operations some of which cannot be covered by insurance or other risk reduction strategies.

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

D. SELLING SHAREHOLDERS

Not Applicable

E. DILUTION

Not Applicable

F. EXPENSES OF THE ISSUE

Not Applicable

ITEM 10.

ADDITIONAL INFORMATION

A. SHARE CAPITAL

Our authorized share capital consists of 100,000,000 common shares without par value. All issued shares are fully paid and non-assessable. As of February 28, 2007 we had 19,094,250 shares issued and outstanding and had 13,769,055 shares outstanding at the beginning of the year (Mar. 1, 2006) .. As of June 22, 2007, we have outstanding an aggregate of 1,715,000 options to purchase shares pursuant to our Amended and Restated Stock Option Plan (2006). We also have outstanding 1,370,000 share purchase warrants related to several private placements which closed in the past two years.

On February 28, 2006 we had a total of 13,769,055 shares issued and outstanding as compared to 8,614,714 issued and outstanding on Feb. 28, 2005.

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

Emerging Issues Committee 146 “Flow-Through Shares” requires that, whcn flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, be recognized as a recovery of income taxes in the statement of operations.

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

Annual general meetings shall be held once every calendar year at a time not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint.  The Directors may, whenver they think fit, convene a general meeting.  A general meeing, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists.

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

Joint Venture.

During the current fiscal year, the Company’s wholly-owned subsidiary, Horizon Industries U.S.A. Ltd. entered into a Joint Venture agreement to participate with Pan American Development Company, Inc. in a drilling program in San jacinto County, Texas, approximately 50 miles north of Houston Texas.  The Company acquired a 25% working interest in the initial phase of the prospect with an option to acquire up to 37.5% working interest inn the balance of the prospect currently comprising a total of 3,100 acres (75% net revenue interest).

The intitial phase calls for the development of 400 acres of Jackson sands at a depth of approximately 2,800 feet.  Drilling of up to five wells is contemplated on the initial 400 acres, with reserve potential of one to two Billion Cubic Feet (“BCF”) of gas form the sand at 2,800 feet.

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

Passive Foreign Investment Company Considerations. Special rules apply to US holders that hold stock in a "passive foreign investment company" ("PFIC"). A non-U.S. corporation generally will be a PFIC for any taxable year in which either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the gross value of its assets consists of assets, determined on the basis of a quarterly average, that produce, or that are held for the production of, passive income. For this purpose, passive income generally includes, among other things, interest, dividends, rents, royalties and gains from certain commodities transactions. We believe that we should not be classified as a PFIC for the current taxable year or prior taxable years, and we do not anticipate being a PFIC with respect to future taxable years. However, there can be no assurance that we will not be considered a PFIC for any taxable year, because (1) the application of the PFIC rules to our circumstances is unclear and (2) status under the PFIC rules is based in part on factors not entirely within our control (such as market capitalization). Furthermore, there can be no assurance that the Internal Revenue Service will not challenge our determination concerning our PFIC status. Therefore, US holders and prospective US holders may consult with their own tax advisors with respect to the application of the PFIC rules to them. If, contrary to our expectations, we were to be classified as a PFIC for any taxable year, a US holder may be subject to an increased tax liability (including an interest charge) upon the receipt of certain distributions from us or upon the sale, exchange or other disposition of our common stock, unless such US holder timely makes one of two elections. First, if, for any taxable year that we are treated as a PFIC, a US holder makes a timely election to treat us as a qualified electing fund ("QEF") with respect to such Holder's interest in common stock, the electing US holder would be required to include annually in gross income (1) such Holder's pro rata share of our ordinary earnings, and (2) such Holder's pro rata share of any of our net capital gain, regardless of whether such income or gain is actually distributed. In general, a US holder may make a QEF election for any taxable year at any time on or before the due date (including extensions) for filing such Holder's United States federal income tax return for such taxable year. However, Treasury regulations provide that a US holder may be entitled to make a retroactive QEF election for a taxable year after the election's due date if certain conditions are satisfied. In the event of a determination by us or the Internal Revenue Service that we are a PFIC, we intend to comply with all record-keeping, reporting and other requirements so that US holders, at their option, may maintain a QEF election with respect to us. However, if meeting those record-keeping and reporting requirements becomes onerous, we may decide, in our sole discretion, that such compliance is impractical, and will notify US holders accordingly.

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

If we were determined to be a PFIC in any year, a US holder who beneficially owned shares of our common stock during that year would be required to file an annual return on Internal Revenue Service Form 8621 with the Internal Revenue Service that described any distributions received from us and any gain realized by that US holder on the disposition of their shares of our common stock. The

PFIC rules are complex. Accordingly, US holders and prospective US holders of our common stock may consult their own tax advisors concerning the impact of these rules, including the making of QEF or mark-to-market elections, on their investment or prospective investment in our common stock.

F. DIVIDENDS AND PAYING AGENTS

We have not paid any dividends since our inception and have no plans to pay dividends.

G. STATEMENT OF EXPERTS

Our consolidated financial statements as of February 28, 2006 and 2007 and for each of the years in the two year period ended February 28, 2007, have been included herein and in the Annual Report , in reliance upon the report of Davidson & Company LLP, 1200 -609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C. Canada V7Y 1G6, Tel: 604-687-0947 Fax: 604-687-6172 independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

H. DOCUMENTS ON DISPLAY

We have filed this Annual Report on Form 20-F with the SEC, under the Securities and Exchange Act of 1934, as amended, with respect to our common stock. You may read and copy all or any portion of this Annual Report or other information in the SEC's public reference room at 100 F Street, N.E. Washington, DC 20549. .. You can also request copies of these documents upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a web site (http://www.sec.gov) that contains all of our filings with the SEC. The documents concerning us may also be viewed at our offices in Vancouver BC.and Texas during normal business hours.

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

The Company has no defaults, dividend arrearages nor delinquancies in any of its obligations.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The Company has made no material modifications to the rights of security holders nor does the Company have any registration statements under the Securities Act of 1933.

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

ITEM 16(B).

CODE OF ETHICS

The Company has not yet adopted a code of ethics but is in the process of evaluating and adopting such code.

ITEM 16(C).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following auditing fees have been paid in the last two years:   2007--$22,000     2006---$17,955

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

Date: November 16, 2007

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