Form 20-F/A
period 2007-02-28
Horizon Industries, Ltd.
filed 2008-02-20
CIK 1380342

As filed with the Securities and Exchange Commission on October 5, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A4

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2007.

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

Selected Financial Data Presented According to Canadian GAAP---Please see full financials for full explanation of reconciliation of the below financial data to U.S. GAAP.

	Year Ended February 28
	2007	2006	2005	2004	2003

Revenue	137,196	0	0	6,659	9,922
Net Income	(672,855)	(1,430,579)	(382,381)	(231,481)	(154,365)
Net Income per share basic
and diluted	(0.04)	(0.11)	(0.04)	(0.09)	(0.05)
Cash dividends per share	0	0	0	0	0
Weighted average shares	16,754,935	13,330,102	8,614,714	4,082,092	3,131,781
Ended shares outstanding	19,094,250	14,894,250	9,600,000	6,660,000	3,325,000

Total assets	1,613,474	691,974	1,106,353	478,909	199,600
Long term liabilities	0	0	0	0	0
Shareholders' equity	986,047	362,189	764,697	474,181	171,000
Capital expenditures (net)	794,370	503,063	1,046,984	356,374	134,956

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

The Company Faces Competition.

The oil and gas industry is highly competitive. We experience competition in all aspects of our business, including searching for, developing and acquiring reserves, obtaining pipeline and processing capacity, leases, licenses and concessions, and obtaining the equipment and labor needed to conduct operations and market crude oil and natural gas. Our competitors include multinational energy companies, other independent crude oil and natural gas concerns and individual producers and operators. We have limited financial and other resources. Many competitors have financial and other resources substantially greater than those available to us and, accordingly, may be better positioned to acquire and exploit prospects, hire personnel and market production. In addition, many of our larger competitors may be better able to respond to factors such as changes in worldwide crude oil and natural gas prices, levels of production, the cost and availability of alternative fuels or the application of government regulations. We expect a high degree of competition to continue.

Government Regulation and Environmental Matters may Adversely Affect the Company

We are subject to various federal and state laws and regulations, including environmental laws and regulations in each jurisdiction in which we operate. As we are in the drilling industry, government regulation is much greater than that of many other industries. We believe that we are in compliance with such laws and regulations. Such laws and regulations may change in the future in a manner that will increase the burden and cost of compliance. In addition, we could incur significant liability for damages, clean up costs and penalties in the event of certain discharges into the environment. Certain laws and governmental regulations may impose liability on us for personal injuries, clean-up costs, environmental damages and property damages, as well as administrative, civil and criminal penalties. We believe that cost of compliance with environmental regulations will not have an adverse effect on our operations or earnings, risks of  costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities, including criminal penalties, will not be incurred. Moreover, it is possible that other developments, such as stricter environmental laws and regulations, and claims for damages for injuries to property or persons resulting from our operations could result in  costs and liabilities. Some of the regulations that apply to us in the United States, where we have field operations, include the Resource Conservation and Recovery Act and comparable state statutes, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Air Act, the Occupational Safety and Health Act and comparable state statutes, the Oil Pollution Act 1990, the Water Pollution Control Act of 1972, the Safe Drinking Water Act and the Toxic Substances Control Act. We are unable to estimate the costs to be incurred for compliance with environmental laws over the next twelve months .. Management believes all such costs will be those ordinarily and customarily incurred in the development and production of oil and gas and that no unusual costs will be encountered.

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

International Operations may Complicate Horizon’s Gov’t., Environmental and Regulatory Compliance.

We are actively pursuing oil and gas opportunities in several foreign countries. International crude oil and natural gas exploration, development and production activities are subject to political and economic uncertainties (including but not limited to changes, sometimes frequent or material, in governmental energy policies or the personnel administering them), expropriation of property, cancellation or modification of contract rights, foreign exchange restrictions, currency fluctuations, royalty and tax increases, limits on allowable levels of production and other risks arising out of foreign governmental sovereignty over the areas in which our operations will be conducted, as well as risks of loss due to civil strife, terrorism, acts of war and insurrection. These risks may be higher in developing countries in which we may conduct such activities. Our international operations may also be adversely affected by laws and policies of Canada or the United States affecting foreign trade, taxation and investment. Consequently, our international exploration, development and production activities may be affected by factors beyond our control, any of which could materially adversely affect our financial position or results of operations. Furthermore, in the event of a dispute arising from international operations, we may be subject to the exclusive jurisdiction of courts outside the United States or Canada or may not be successful in subjecting persons to the jurisdictions of the courts in the United States or Canada, which could adversely affect the outcome of such dispute.

Dependence on Key Personnel may Limit Horizon’s Growth.

As we have only a few employees, we depend to a large extent on the services of Christopher J. Wensley, our President, Patrick Forseille, our CFO and Ron Bourgeois, corporate secretary. The loss of the services of any of these individuals could have a potential adverse effect on our operations.

Ability to Attract Competent Personnel may Hamper Horizons Growth.

Recent commodity price increases have driven a increase in oil and gas exploration activities worldwide, with a concurrent rise in demand for competent oil and gas professionals. We are a small company and must compete with larger, better capitalized companies for competent personnel.

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

Insurance and Uninsured Risk to Horizon’s Assets and Operations.

Our business is subject to a number of risks and hazards, including the risk of fire, explosions, equipment failure, abnormally pressured formations, environmental hazards, industrial accidents, changes in the regulatory environment, labor disputes, the occurrence of any of which could result in losses to us due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Our insurance will not cover all the potential risks associated with an oil and gas company's operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. There are risks against which we cannot insure or against which we may elect not to insure. We, and the operators of our properties, maintain insurance in amounts that we believe to be reasonable. The occurrence of a significant event that is not fully insured could have a n adverse effect on our results of operation and our financial condition.

Commodity Price Fluctuations may Affect Profitability or Production.

Our revenues and profitability are dependent upon prevailing prices for crude oil, natural gas and natural gas liquids. For much of the past decade, the markets for crude oil and natural gas have been extremely volatile. These markets are expected to continue to be volatile in the foreseeable future. In general, future prices of crude oil, natural gas and natural gas liquids are dependent upon numerous external factors such as various economic, political and regulatory developments and competition from other sources of energy. The unsettled nature of the energy market and the unpredictability of worldwide political developments, including, for example, the Iraq war and the actions of the Organization of Petroleum Exporting Countries members, make it particularly difficult to estimate future prices of crude oil, natural gas and natural gas liquids.

Exploration Risks may Limit Horizon’s Success.

Our results of operations are heavily dependent on how successful we are in the exploration for crude oil and natural gas. Exploration activities involve more risk than development or exploitation activities. Exploratory drilling is a speculative activity. The use of three-dimensional seismic data and other advanced technologies may increase the probability of success of exploratory wells, and reduce the average finding costs through the elimination of prospects that might otherwise be drilled solely on the basis of two-dimensional seismic data and other traditional methods. Even when fully utilized and properly interpreted, three-dimensional seismic data and visualization techniques only assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not conclusively allow the interpreter to know if hydrocarbons will in fact be present, or present in economic quantities, in such structures. Failure of our exploration activities would have an adverse effect on our results of operations and financial condition.

Operating Risks to Property, Equipment and Operations.

The oil and gas industry involves a variety of operating risks, including the risk of fire, explosion, blowout, pipe failure, casing collapse, stuck tools, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, pipeline ruptures and discharges of toxic gases, the occurrence of any of which could result in losses to us due to injury and loss of life, loss of or damage to well bores and/or drilling or production equipment, costs of overcoming down hole problems, severe damage to and destruction of property, natural resources and equipment, pollution and other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Gathering systems and processing facilities are subject to many of the same hazards and any significant problems related to those facilities could adversely affect our ability to market our production. Moreover, offshore operations are subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect our financial condition and results of operations.

Shortage of Supplies and Equipment may Limit or Reduce Production.

Our ability to conduct operations in a timely and cost effective manner is subject to the availability of crude oil and natural gas field supplies, rigs, equipment and service crews. There presently exists a general tightening of supplies, equipment and personnel available to conduct operations in a timely manner. As we may not receive priority in ordering and shipping over other companys who may place larger and more frequent orders, we anticipate this shortage of certain types of supplies and equipment will result in delays in our operations as well as in higher operating and capital costs.

Capital Requirements may Limit Horizon’s Growth.

We will be required to make capital expenditures to develop reserves and to discover new crude oil and natural gas reserves. If our cash and cashflow from operating activities is insufficient to fund such additional expenditures, we may be required to sell equity, issue debt, sell properties or offer interests in the properties to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance that capital will be available to us from any source or that, if available, it will be at prices or on terms acceptable to us. Should sufficient capital not be available, the development and exploration of our properties could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. If we are unable to meet our share of costs incurred under agreements to which we are a party, our interest in the properties subject to such agreements may be reduced.

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

Volatility of Share Price may Limit Stock Resale Value.

The market price of many resource companies, particularly resource exploration companies like us, have experienced wide fluctuations in price, resulting in losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. Significant fluctuation in our share price is likely to continue, and could potentially increase, in the future.

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

Incorporation in Canada may Cause Difficulty for U.S. Investors to Effect Service of Process.

We are incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to effect service of process in the United States upon our directors or officers, or to realize in the United States upon judgments of United States' courts predicated upon civil liabilities under the Exchange Act. All of our directors are residents of Canada, and a significant portion of our assets are located outside of the United States. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

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

Clear Title to Properties is subject to many factors ..

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

PRINCIPAL EXPENDITURES.

Our principal capital expenditures over the last 3 years are: During fiscal 2006, Horizon acquired the Funk lease located in Goliad County, Texas, for $40,000. 3D seismic data was acquired and two gas wells were drilled on the lease. During fiscal 2005, Horizon acquired the Stewart leases in Goliad County, Texas for $93,404. 3D seismic data was acquired one well was drilled on the property. During the 2005 fiscal year, Horizon acquired a 12% interest in the Whatley #1 Development prospect in the Spartan Field, San Patricio County, Texas for $19,200 .. One well was drilled on the prospect. All of these are in the U.S. and were financed internally through the sale of the Company’s stock.

Our principal capital divestitures over the last 3 years are: Our principle capital divestitures over the last three years were the Manahuilla Creek project, the Minton prospect and the Beaver Dam Creek project which were written off in fiscal 2006 all of which are in the U.S. ..

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

During the previous year, the Company drilled the Horizon Funk #1 well to a total depth of 2,530 feet. Logs were completed indicating fifteen feet of pay extending from a depth of 2,018 feet to 2,033 feet. On August 22, 2006, a four foot interval was perforated between 2,020 feet and 2,024 feet. The Funk #! Well is currently shut in due to technical problems. We expect to conduct work on the well to stimulate further gas production in Nov. 2007. The Funk #2 well was perforated in August 2007 and put to sales at that time.  It is currently producing at approximately 200 MCF/D as of Oct. 31, 2007.

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

C. ORGANIZATIONAL STRUCTURE

We conduct the majority of our business through a subsidiary incorporated outside of Canada. The following table presents the name, the percentage of voting securities owned and the jurisdiction of incorporation of our principal subsidiaries:

	Percent	Jurisdiction
Subsidiary	Owned	of Incorporation

Horizon Industries (USA), Ltd.	100	Nevada

D. PROPERTY, PLANT AND EQUIPMENT

See ITEM 4.  DEVELOPMENT OF OUR BUSINESS

Property and Equipment

	Year Ended	Year Ended
	February 28,	February 28,
	2007	2006

Petroleum and Natural Gas Interest
--Beginning of Year	$503,063	$1,046,984

Manahuilla Creek, Texas

Deferred exploration costs
net of recoveries	-	575
Write-off dry hole costs	(30,000)	(522,084)

Whatley Prospect, Texas
Deferred exploration costs
net of recoveries	1,869	(31,021)

Beaver Dam Creek, Louisiana	-	-

Deferred exploration costs
net of recoveries	-	5,422
Write-off Dry hole costs	-	(120,612)

	-
Minton Prospect, Saskatchewan
Deferred exploration costs,
net of recovery	-	274,621
Write-off dry hole costs	-	(274,621)

Stewart Leases, Texas

Deferred exploration cost,
net of recovery	45,152	123,652

Funk

Deferred exploration cost,
net of recovery	542,389	-
Depletion	(47,404)	-
Write-off dry hole costs	30,000	-

Coleto Creek

Deferred exploration cost,
net of recovery	204,960	-

Petroleum and Natural Gas Interest
--End of Year	$1,250,029	$502,916

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

Not applicable ..

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The Company incurred a net loss before other items of $771,055 for the year ended February 28, 2007 compared to a net loss of $506,611 in the previous year and $382,381 in 2005. The increase during the current period is mainly due to increases in consulting fees of $161,609 (2006-$80,645) (2005- $80,115), shareholder communication fees of $138,200 (2006-$85,130) (2005 -$88,127), lease operating expense of$108,362 (2006-$6,651)($2005-$nil). Consulting fees increased over the period due to the Company expanding its property base requiring more usage of technical consultants to explore and develop its increasing land position. Shareholder communications fees increased over the period to better communicate the results from the Company’s expanding property base. Lease operating expenses also increased over the period due to gas wells being brought online incurring expenses associated with operating gas producing wells. Professional fees increased from $51,638 for the year ended Feb. 28, 2005 to $106,604 for the year ended February 28, 2007 due to the Company expanding its property base requiring more professional expertise such as property management and legal representation. Office and administration fees increased from $31,690 for the year ended Feb. 28, 2005 to $57,250 for the year ended February 28, 2007 due to increased overhead activity related to the expanding development of the Company’s resources properties.

The company also incurred a future income tax recovery of $55,427 compared to a future income tax recovery of $nil the previous year. The Company renounced $163,020 of income tax credits from CEE to the 2006 flow through shareholders. The recovery of future income taxes of $55,427 represents the income tax effect of this renouncement.

The sundry revenue from the Stewart #1 well was the result of gas production from the Stewart #1 Well which depleted within two months. Therefore, no reserves could be assigned to this well.

Our revenue has increased from 2006 to 2007 due to the Company's ability to find and develop natural gas reservoirs. We cannot be certain whether this revenue will continue due to the uncertainty involved in producing from new reservoirs. Without long term engineering analysis, it is difficult to determine the life span of the reservoirs

Every year end, the Company is required to file a Form 51-101F Statement of reserves data. As of February 28, 2007 the Company has proved reserves of natural gas.

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

	February 28	February 28
	2007	2006

Working Capital (Deficiency)	$(263,982)	$(140,874)
Deficit	3,156,417	2,483,562

Net cash used in operating activities for the year period ended February 28, 2007 was $369,074 compared to $483,053 used during the year ended February 28, 2006. The cash used in operating activities for the current year consists primarily of operating loss and a change in non-cash working capital.

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

D. TREND INFORMATION

There are a number of trends in the crude oil and natural gas industry that are shaping the near future of the business. Crude oil prices are dependent upon the world economy and the global supply-demand balance. Demand for crude oil continues to grow, particularly in developing countries. The current environment of geopolitical unrest has increased prices well above those supported by current supply-demand balances based on perceived risk. While pricing in the future may more accurately reflect supply-demand fundamentals, it would appear that the current tight supply environment is highly sensitive to political and terrorist risks as evidenced by the risk premium in the current price structure. The magnitude of this risk premium changes over time. Natural gas prices have been somewhat volatile over the past year, particularly due to shut-ins and damages to production facilities in the Gulf of Mexico as a result of adverse weather conditions. With the supply and demand balance for natural gas being tight, the market has experienced volatility in pricing due to a number of factors, including weather, drilling activity, declines, storage levels, fuel switching and demand. In addition, in the next few years liquid natural gas terminals are anticipated to add natural gas supplies to the United States, resulting in a moderation of natural gas prices. It appears that prices of crude oil and natural gas no longer rise and fall in tandem. Any disruptive event could cause crude oil or natural gas prices to spike. Similarly, resolution of certain geopolitical tensions, such as the crisis with Iran concerning the development of nuclear weapons capability, could cause such prices to moderate.

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

By their very nature, forward-looking statements require us to make assumptions that may not materialize or that may not be accurate. Forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for natural gas, natural gas liquids and oil products; the ability to produce and transport natural gas, natural gas liquids and oil; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in Item 3 Key Information - "Risk Factors", and in other documents that we file with the United States Securities and Exchange Commission and with Canadian securities regulatory authorities. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future natural gas, or oil production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding for our capital program; drilling of new wells; demand for natural gas and oil products; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectability of receivables; availability of trade credit; expected operating costs; and changes in any of the foregoing are forward-looking statements, and there can be no assurance that the expectations conveyed by such forward-looking statements will, in fact, be realized.

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

See CONFLICTS OF INTEREST in Risk Factors

RON BOURGEOIS A Chartered Accountant, Ron Bourgeois brings over 25 years of executive and managerial experience to the Company. He has held numerous and varying management and public company positions with extensive experience in the development and financing of major oil and gas resource and infrastructure assets internationally. Mr. Bourgeois has been deeply involved in the acquisition, administration and development of oil and gas projects in Texas and Louisiana where these activities have showcased his rigorous due diligence and negotiation abilities. As the founding Chief Financial Officer, Mr. Bourgeois managed and coordinated the merger of two public corporations; Optima Petroleum Corporation and American Explorer LLC to create PetroQuest Energy Inc. which currently trades on the NYSE with a market valuation exceeding US$500 million.  Mr. Bourgeois served as CFO for Optima Petroleum Corporation. The date of the merger was 1998.

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

d. Paid consulting fees of $Nil (2006-$9,775) to James Romano as a director and former officer of the Company. The director resigned subsequent to year-end.

e. Paid consulting fees including prepaid expenses of $Nil (2006-$7,500) to James Ramano as a director and officer of the Company.

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

	High	Low

January 1, 2001 through December 31, 2001	$0.12	$0.10

January 1, 2002 through December 31, 2002	$0.10	$0.03

January 1, 2003 through December 31, 2003	$0.40	$0.04

January 1, 2004 through December 31, 2004	$0.48	$0.13

January 1, 2005 through December 31, 2005	$0.28	$0.13

January 1, 2006 through December 31, 2006	$0.40	$0.18

January 1, 2007 through December 31, 2007	$0.53	$0.19

The high and low prices for our common stock for the most recent six months on the TSX are as follows:

	High	Low

January 1, 2008 through January 31, 2008	$0.18	$0.12

December 1, 2007 through December 31, 2007	$0.28	$0.15

November 1, 2007 through November 30, 2007	$0.24	$0.19

October 1, 2007 through October 31, 2007	$0.32	$0.22

Septermber 1, 2007 thorugh September 30, 2007	$0.34	$0.27

August 1, 2007 through August 31, 2007	$0.32	$0.21

D. SELLING SHAREHOLDERS

Not Applicable

E. DILUTION

Not Applicable

F. EXPENSES OF THE ISSUE

Not Applicable

ITEM 10.

ADDITIONAL INFORMATION

A. SHARE CAPITAL

Our authorized share capital consists of 100,000,000 common shares without par value. All issued shares are fully paid and non-assessable. As of February 28, 2007 we had 19,094,250 shares issued and outstanding and had13,769,055 shares outstanding at the beginning of the year (Mar. 1, 2006). As of June 22, 2007, we have outstanding an aggregate of 1,715,000 options to purchase shares pursuant to our Amended and Restated Stock Option Plan (2006). We also have outstanding 1,370,000 share purchase warrants related to several private placements which closed in the past two years.

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

B. ARTICLES OF INCORPORATION AND BYLAWS

The Company’s Articles are included as an Exhibit hereto. There are no limitations in the Articles upon the Company’s Objects and purposes. All shares have equal dividend rights and there is no time limit at which any dividend entitlement expires. The entire Board of Directors stands for election at the same time and there is no cumulative voting. All shares have equal rights to share in the companys profits, rights to surplus in the event of liquidation. There are no redemption provisions, sinking fund provisions, liability to futher capital calls by the company and no provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

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

Annual general meetings shall be held once every calendar year at a time not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint. The Directors may, whenver they think fit, convene a general meeting. A general meeting , if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists.

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

The initial phase calls for the development of 400 acres of Jackson sands at a depth of approximately 2,800 feet. Drilling of up to five wells is contemplated on the initial 400 acres ..

Management Agreements.

The Company has management agreements with Christopher Wensley and Patrick Forseille ..Mr. Forseilles contract is for a renewable 1 year term under which is to provide geological, management and administrative services to the Company. Mr. Forseille’s compensation under this contract is $5,500 per month, plus G.S.T.   At the time of this contracts renewal the compensation is set at a mutually agreed upon amount. Mr. Wensley’s contract is for a renewable 3 year term under which he is to provide leadership, management and administrative services to the Company.  Mr. Wensley’s compensation under this contrat is $6,000 per month, plus G.S.T.

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

Foreign Tax Credit. Subject to the limitations set forth in the Code, as modified by the Convention, a US holder may elect to claim a credit against his or her U.S. federal income tax liability for Canadian income tax withheld from dividends received in respect of shares of our common stock. Holders of our common stock and prospective US holders of our common stock should be aware that dividends we pay generally will constitute "passive income" for purposes of the foreign tax credit, which could reduce the amount of foreign tax credit available to them. The rules relating to the determination of the foreign tax credit are complex. US holders of our common stock and prospective US holders of our common stock may their own tax advisors to determine whether and to what extent they would be entitled to such credit. Holders who itemize deductions may instead claim a deduction for Canadian income tax withheld.

Information Reporting and Backup Withholding. Information reporting requirements will generally apply to dividends on, and the proceeds of a sale or exchange of, our common stock that are paid within the United States (and, in some cases, outside the United States) to US holders and certain exempt recipients (such as corporations). Certain US holders may be subject to backup withholding at the rate of 28% on dividends paid or the proceeds of a sale or exchange of our common stock. Generally, backup withholding will apply to a US holder only when the US holder fails to furnish us with or to certify to us the US holder's proper United States tax identification number or we are informed by the Internal Revenue Service of the United States that the US holder has failed to report payments of interest and dividends properly. US holders may their own tax advisors regarding the qualification for exemption from backup withholding and information reporting and the procedure for obtaining any applicable exemption.

Passive Foreign Investment Company Considerations. Special rules apply to US holders that hold stock in a "passive foreign investment company" ("PFIC"). A non-U.S. corporation generally will be a PFIC for any taxable year in which either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the gross value of its assets consists of assets, determined on the basis of a quarterly average, that produce, or that are held for the production of, passive income. For this purpose, passive income generally includes, among other things, interest, dividends, rents, royalties and gains from certain commodities transactions. We believe that we should not be classified as a PFIC for the current taxable year or prior taxable years, and we do not anticipate being a PFIC with respect to future taxable years. However, there can be no assurance that we will not be considered a PFIC for any taxable year, because (1) the application of the PFIC rules to our circumstances is unclear and (2) status under the PFIC rules is based in part on factors not entirely within our control (such as market capitalization). Furthermore, there can be no assurance that the Internal Revenue Service will not challenge our determination concerning our PFIC status. Therefore, US holders and prospective US holders mayo consult with their own tax advisors with respect to the application of the PFIC rules to them. If, contrary to our expectations, we were to be classified as a PFIC for any taxable year, a US holder may be subject to an increased tax liability (including an interest charge) upon the receipt of certain distributions from us or upon the sale, exchange or other disposition of our common stock, unless such US holder timely makes one of two elections. First, if, for any taxable year that we are treated as a PFIC, a US holder makes a timely election to treat us as a qualified electing fund ("QEF") with respect to such Holder's interest in common stock, the electing US holder would be required to include annually in gross income (1) such Holder's pro rata share of our ordinary earnings, and (2) such Holder's pro rata share of any of our net capital gain, regardless of whether such income or gain is actually distributed. In general, a US holder may make a QEF election for any taxable year at any time on or before the due date (including extensions) for filing such Holder's United States federal income tax return for such taxable year. However, Treasury regulations provide that a US holder may be entitled to make a retroactive QEF election for a taxable year after the election's due date if certain conditions are satisfied. In the event of a determination by us or the Internal Revenue Service that we are a PFIC, we intend to comply with all record-keeping, reporting and other requirements so that US holders, at their option, may maintain a QEF election with respect to us. However, if meeting those record-keeping and reporting requirements becomes onerous, we may decide, in our sole discretion, that such compliance is impractical, and will notify US holders accordingly.

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

G. STATEMENT OF EXPERTS

Our consolidated financial statements as of February 28, 2006 and 2007 and for each of the years in the two year period ended February 28, 2007, have been included herein and in the Annual Report, in reliance upon the report of Davidson & Company LLP, 1200 -609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C. Canada V7Y 1G6, Tel: 604-687-0947 Fax: 604-687-6172 independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

H. DOCUMENTS ON DISPLAY

We have filed this Annual Report on Form 20-F with the SEC, under the Securities and Exchange Act of 1934, as amended, with respect to our common stock. You may read and copy all or any portion of this Annual Report or other information in the SEC's public reference room at 100 F Street, N.E. Washington, DC 20549.. You can also request copies of these documents upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a web site (http://www.sec.gov) that contains all of our filings with the SEC. The documents concerning us may also be viewed at our offices in Vancouver BC and Texas during normal business hours.

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

ITEM 15.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our principal executive officer and principal financial officer have evaluated the effectiveness of the design and operation of our disclosure control and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based on the evaluation of the Company's disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are designed to and are effective in ensuring that the information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner and to ensure that information required to be disclosed by and issued in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers or persons performing similar functions, as apprortiate to allow timely decisions regarding required disclosure.

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

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

ITEM 16.

[RESERVED]

ITEM 16(A).

AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Patrick Forseille is serving as the Audit Committee Financial Expert.   Mr. Forseille as an officer of the corporation is not an independent expert. See Item 6A Directors and Senior Management for Mr. Forseille’s qualifications.

ITEM 16(B).

CODE OF ETHICS

The Company has not yet adopted a code of ethics but is in the process of evaluating and adopting such code.

ITEM 16(C).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following auditing fees have been paid in the last two years:  2007--$22,000 2006---$17,955

Audit Related Fees

The following auditing related fees have been paid in the last two years: None

Tax Fees

The following tax fees have been paid in the last two years: 2007---$2,400 2006---$2,200

All other Fees

All other fees for products and services performed by the principal accountant for the last two years: 2007--$nil   2006-$1,622

It is the Audit Committee’s policy to:

i.

In accordance with Section 10A(i) of the Securities Exchange Act of 1934 either:

A.

Before the accountant is engaged by the issuer or its subsidiaries, or the registered investment company or its subsidiaries, to render audit or non-audit services, the engagement is approved by the issuer's or registered investment company's audit committee; or

B.

The engagement to render the service is entered into pursuant to pre-approval policies and procedures established by the audit committee of the issuer or registered investment company, provided the policies and procedures are detailed as to the particular service and the audit committee is informed of each service and such policies and procedures do not include delegation of the audit committees responsibilities under the Securities Exchange Act of 1934 to management; or

C.

With respect to the provision of services other than audit, review or attest services the pre-approval requirement is waived if:

1.

The aggregate amount of all such services provided constitutes no more than five percent of the total amount of revenues paid by the audit client to its accountant during the fiscal year in which the services are provided;

2.

Such services were not recognized by the issuer or registered investment company at the time of the engagement to be non-audit services; and

3.

Such services are promptly brought to the attention of the audit committee of the issuer or registered investment company and approved prior to the completion of the audit by the audit committee or by one or more members of the audit committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the audit committee.

Less than 10% of the Audit Related, Tax and Other Accountant fees were approved by the Audit Committee under section i(c) above.

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

Notes to Consolidated Financial Statements

B.

Unaudited Financial Statements

Balance Sheets at 11/30/07 and 2/28/07

Interim Statement of Operations and Deficit

  for the three and nine months ended November 30, 2007

Interim Statement of Changes in Cash Flows

  for the three and nine months ended November 30, 2007

Notes to Financial Statements

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

Date: February 20, 2008

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

“/s/ DAVIDSON & COMPANY LLP"

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

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

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

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2007		2006
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Price Exercise

Outstanding, beginning of year	995,000	$0.22	770,000	$0.30
Granted	995,000	0.31	915,000	0.20
Exercised	(270,000)	0.22	(150,000)	0.14
Cancelled	(205,000)	0.28	(540,000)	0.32

Outstanding, end of year	1,515,000	$0.27	995,000	0.22

Options exercisable, end of year	1,515,000	$0.27	945,000	$0.22

Weighted average fair value of options
granted during fiscal 2007 and 2006		$0.17		$0.22

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

6.

SHARE CAPITAL (cont d)

STOCK OPTIONS (cont d)

The following stock options were outstanding at February 28, 2007:

Number of options	Exercise Price	Expiry Date

100,000	$0.20	November 1, 2007
25,000	0.32	August 4, 2008
80,000	0.30	August 3, 2009
100,000	0.20	March 15, 2010
190,000	0.17	October 6, 2010
100,000	0.25	December 5, 2010
50,000	0.20	January 31, 2011
420,000	0.30	April 12, 2011
250,000	0.30	October 5, 2011
100,000	0.35	January 18, 2012
100,000	0.35	January 29, 2012

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

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

6.

SHARE CAPITAL (cont d)

SHARE PURCHASE WARRANTS

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2007	Weighted average exercise price	2006	Weighted average Exercise price

Balance, beginning of year	2,770,000	$0.25	3,010,000	$0.31
Granted	1,570,000	0.34	2,770,000	0.25
Exercised	(1,785,000)	0.25	-	-
Expired/Cancelled	(20,000)	0.20	(3,010,000)	0.31

Balance, end of year	2,535,000	0.33	2,770,000	0.25

At February 28, 2007, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date

190,000	$0.25	March 8, 2007
975,000	0.32	June 8, 2007 (subsequently expired)
1,370,000	0.35	May 5, 2008

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

HORIZON INDUSTRIES LTD.

INTERIM FINANCIAL STATEMENTS

THIRD QUARTER ENDING

NOVEMBER 30, 2007

Notice

These interim financial statements and related schedules have not been reviewed by the Company’s independent auditor.

Horizon Industries LTD

BALANCE SHEETS

Unaudited (prepared by management

Expressed in Canadian Funds

===============================================================================

	November 30,	February 28,
	2007	2007
ASSETS

Current
Cash and short term investments	$14,909	$341,148
Prepaid deposits	0	11,200
Amounts recievable	49,925	11,097

	64,834	363,445

Petrolium and natural gas interests (Note 4)	1,386,484	1,250,029

	$1,451,318	$1,613,474

LIABILITIES

Current
Accounts payable and accrued liabilities	$110,981	$627,427
	110,981	627,427

SHAREHOLDERS’ EQUITY

Share capital (Note 5)	4,610,390	3,854,405
Contributed surplus (Note 4c)	378,428	288,059
Subscriptions received (Note 5b)	89,150	0

Deficit	(3,737,631)	(3,156,417)

	1,340,337	986,047

	$1,451,318	$1,613,474

APPROVED BY THE DIRECTORS

/s/ Chris Wensley	/s/Patrick Forseille
Chris Wensley	Patrick Forseille

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON INDUSTRIES LTD.

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

Unaudited (prepared by management)

Expressed in Canadian Funds

===============================================================================

	Three months ended		Nine months ended
	November 30		November 30
	2007	2006	2007	2006

OIL AND GAS REVENUES	$37,415	$24,427	$139,505	$65,162

DIRECT COSTS
Depletion	29,493	16,401	62,393	32,555
Direct expenses	30,094	42,305	79,222	33,746

	59,587	58,706	141,615	66,301

	(22,172)	(34,279)	(2,110)	(1,139)

GENERAL AND ADMINISTRATIVE EXPENSES
Consulting fees	40,800	31,500	143,522	106,125
Bank and interest charges	190	287	743	655
Office and administration	2,907	13,869	30,047	45,014
Professional fees	23,000	23,444	120,904	83,169
Rent	10,676	11,995	42,515	40,690
Shareholder communications	11,676	30,070	63,891	120,639
Regulatory fees and transfer agent	4,880	2,705	18,268	20,332
Stock option expense	85,956	39,616	90,369	118,709
Exchange loss	-	-	-	1,990
Financing charges	-	13,500	-	38,500
Lease rentals	-	0	27,899	-
Travel	13,923	2,701	40,945	6,290

	(194,008)	(169,687)	(579,104)	(582,113)

Income (Loss) before other items	(216,180)	(203,966)	(581,214)	(583,252)

Future income tax recovery	-	-	-	55,427
Forgiveness of debt (Note 4)	-	-	-	44,315
	-	-	-	99,742

Income (Loss)	(216,180)	(203,966)	(581,214)	(483,510)

DEFICIT, begining of period	(3,521,451)	(2,763,106)	(3,156,417)	(2,483,562)

DEFICIT, end of period	$(3,737,631)	$(2,967,072)	$(3,737,631)	$(2,967,072)

Loss per share	$(0.01)	$(0.01)	$(0.03)	$(0.04)

Weighted average number of common
shares outstanding	22,313,514	16,851,940	21,034,532	16,034,364

The accompanying notes are an intregal part of these consolidated financial statements.

HORIZON INDUSTRIES LTD.

INTERIM STATEMENT OF CHANGES IN CASH FLOWS

Unaudited (prepared by management)

Expressed in Canadian Funds

===============================================================================

	Three months ended		Nine months ended
	November 30		November 30
	2007	2006	2007	2006

CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Income (loss) for the period	$(216,180)	$(203,966)	$(581,214)	$(483,509)
Changes in non-cash working capital items
Depletion	29,493	16,401	62,393	32,555
(Increase) decrease in receivables	3,601	(8,963)	(38,828)	(41,511)
(Increase) decrease in prepaid expense	-	8,113	11,200	974
(Increase) decrease in deposits	-	245,227	(44,199)	245,227
Increase (decrease) in accounts payables	15,301	142,632	(472,247)	171,751

	(167,785)	199,444	(1,062,895)	(74,513)

INVESTING ACTIVITIES
Purchase of and expenditures on petroleum
and natural gas properties, net of recoveries	(119,359)	(180,208)	(198,849)	(342,305)
Deferred financing fees	-	7,500	-	22,500

	(119,359)	(172,708)	(198,849)	(319,805)
FINANCING ACTIVITIES
Proceeds from issue of share capital, net of issuance costs	101,566	93,125	845,135	651,095
Stock-based compensation	85,956	39,616	90,369	118,709
Exercise of options	-	-	-	(27,143)

	187,522	132,741	935,504	742,661

Increase (Decrease) in cash position during
the period	(99,622)	159,477	(326,240)	348,343

Cash position, begining of period	114,531	318,487	341,148	129,619

Cash position, end of period	$14,909	$477,964	$14,909	$477,962

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007

===============================================================================

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

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007

===============================================================================

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

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the cost of the related long-lived asset. As at November 30, 2007 and 2006, there were no material asset retirement obligations.

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007

===============================================================================

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

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007

===============================================================================

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007

===============================================================================

4.

PETROLEUM AND NATURAL GAS PROPERTIES

	Waverly	Stewart	Funk	Whatley	Manahuilla	Beaver	Minton	Total
					Creek	Dam

Balance - February 28, 2005	$-	128,652	-	251,633	551,509	115,190	-	1,046,984

Deferred exploration
costs, net of recoveries	-	123,799	-	(31,021)	575	5,422	274,621	373,396
Depletion	-	-	-	-	-	-	-	-
Write-off dry hole costs	-	-	-	-	(522,084)	(120,612)	(274,621)	(917,317)

Balance - February 28, 2006	$-	252,451	-	220,612	30,000	-	-	503,063

Deferred exploration								-
costs, net of recoveries	-	45,152	542,389	1,869	-	-	-	589,410
Depletion	-	-	(47,404)	-	-	-	-	(47,404)
Write-off dry hole costs	-	-	30,000	-	(30,000)	-	-	-

Balance, February 28, 2007	$-	297,603	524,985	222,481	-	-	-	1,045,069

Deferred exploration								-
costs, net of recoveries	350,219	2,895	65,064	-	-	-	-	418,178
Depletion	-	-	(76,763)	-	-	-	-	(76,763)
Write-off dry hole costs	-	-	-	-	-	-	-	-

Balance, November 30, 2007	$350,219	300,498	500,870	222,481	-	-	-	1,386,484

Stewart Leases, Texas

In December 2004, the Company’s wholly-owned subsidiary, Horizon Industries U.S.A. Ltd., acquired two contiguous leases in Goliad County, Texas. The leases expire between January 12 and July 5, 2008. Subsequent to the quarter end, the January 12 lease was extended for a further year through shut-in royalty provisions. The Company syndicated out 70% of the working interest in the leases thereby recovering a portion of its acquisition and exploration costs.

Funk Lease, Texas

In May 2006, the Company’s wholly-owned subsidiary, Horizon Industries U.S.A. Ltd., acquired a 100% working interest in the Funk lease, consisting of two oil and gas leases located in Goliad County, Texas. The leases expire on March 31, 2009. The Company paid US$40,000 for the lease located near the Maetze Yegua, Perdido Creek and Jobar fields. A prospect fee of $25,000 was also paid.

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007

===============================================================================

4.

PETROLEUM AND NATURAL GAS PROPERTIES (cont’d…)

Waverly Prospect, Texas

In May, 2007, the Company’s wholly owned subsidiary, Horizon Industries U.S.A. Ltd., acquired a 25% working interest in a 400 acre drilling program, located in San Jacinto County, Texas by paying acquisition costs of US$33,778. In August, 2007, the Company exercised an option to acquire a 37.5% working interest in the balance of the prospect totaling approximately 2,700 acres. The Company paid US$78,750 and will issue 200,000 shares in the capital stock of the Company.

Whatley Prospect, Texas

In March 2004, the Company reached an agreement with PB Energy USA, Inc. (“PB”) to acquire a 12% participating interest that entitles a 9% working interest in the Whatley #1 Development prospect in the Spartan Field, San Patricio County, Texas. The Company paid approximately US$192,000 for its total share of a test well on the property. During the 2006 and 2007 fiscal years, the Company has received some sundry revenue from petroleum and natural gas, this amount has been offset against the deferred development costs.

A director and officer of the Company held a 1.125% working interest in this prospect prior to becoming a director and officer.

Manahuilla Creek, Texas

In October 2003, the Company’s wholly-owned subsidiary, Horizon Industries U.S.A. Ltd., acquired a 20% working interest in the Manahuilla Creek Prospect in Goliad County, Texas. During previous fiscal years, the Company wrote this prospect down to its net realizable value. The Company abandoned the well and accordingly, all related costs were added to the capitalized costs subject to depletion.

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007

===============================================================================

5.

SHARE CAPITAL

a)

Authorized capital stock: Unlimited common shares without par value

b)

Common shares issued and outstanding:

	Number Of Shares	Stated Capital	Contributed Surplus

Balance, February 28, 2006	14,894,250	$2,686,804	$158,947
Private placements	1,570,000	459,000	-
Issuance of shares for debt	575,000	230,000	-
Exercise of warrants	1,785,000	451,100	-
Exercise of options	270,000	86,374	(33,425)
Renunciation of flow-through shares	-	(55,427)	-
Stock-based compensation	-	-	162,537
Share issuance costs	-	(3,446)	-

Balance, February 28, 2007	19,094,250	3,854,405	288,059
Private placements	3,025,000	756,250	-
Exercise of warrants	190,000	47,200	-
Finders fee	38,000	12,416	-
Share issuance costs	-	(60,181)	-
Stock-based compensation	-	-	90,369

Balance, November 30, 2007	22,348,050	$4,610,390	$378,428

(i)

During the current year, the Company completed a non-brokered private placement of 3,025,000 units at $0.25 per unit for gross proceeds of $756,250. Each unit consists of one common share and one common share purchase warrant. One share purchase warrant entitles the holder to acquire one common share of the Company at $0.30 until September 25, 2007 and at $0.35 until June 25, 2008. Two directors and officers of the Company purchased 150,000 units for total proceeds of $37,500.

(ii)

Subsequent to the quarter end, the Company completed a non-brokered private placement of 2,720,750 units at $0.20 per unit for gross proceeds of $544,150. Each unit consists of one common share and one common share purchase warrant. One share purchase warrant entitles the holder to acquire one common share of the Company at $0.30 until December 27, 2009. Two directors and officers of the Company purchased 50,000 units for total proceeds of $10,000. Subscriptions received at the quarter end totaled $89,150.

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

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007

===============================================================================

5.

SHARE CAPITAL (cont’d…)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2007
	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	1,515,000	$0.27
Granted	725,000	0.37
Cancelled /expired	(400,000)	0.33

Outstanding, end of period	1,840,000	$0.30

Options exercisable, end of period	1,840,000	$0.27

The following stock options were outstanding at November 30, 2007:

Number of options	Exercise Price	Expiry Date

375,000	0.35	September 20, 2012
25,000	0.32	August 4, 2008
80,000	0.30	August 3, 2009
100,000	0.20	March 15, 2010
190,000	0.17	October 6, 2010
100,000	0.25	December 5, 2010
50,000	0.20	January 31, 2011
420,000	0.30	April 12, 2011
250,000	0.30	October 5, 2011
100,000	0.35	January 18, 2012
100,000 50,000	0.35 0.33	January 29, 2012 August 30, 2009

1,840,000

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007

===============================================================================

5.

SHARE CAPITAL (cont’d…)

Stock options (cont’d…)

Stock-based compensation

Compensation costs have been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model. Compensation expense is recorded in the statement of operations and is also recorded as contributed surplus on the balance sheet.

Share purchase warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2007	Weighted average exercise price

Balance, beginning of year	2,535,000	$0.25
Granted	3,217,000	0.34
Exercised	(190,000)	0.25
Expired/Cancelled	(975,000)	0.20

Balance, end of year	4,587,000	0.31

At November 30, 2007, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date

3,025,000	0.35	June 25, 2008
1,370,000	0.35	May 5, 2008
192,000	0.30	June 25, 2008

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007

===============================================================================

6.

RELATED PARTY TRANSACTIONS AND BALANCES

The Company entered into the following transactions with related parties:

a)

Paid consulting fees of $26,700 to a director and officer of the Company for services during the quarter.

b)

Paid professional fees of $18,000 to a director and officer of the Company for services during the quarter.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties unless otherwise noted.

7.

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

8.

INCOME TAXES

A reconciliation of income taxes (recovery) at statutory rates with the reported taxes is as follows:

	Year ended 2007	Year ended 2006

Loss before income taxes	$(728,282)	$(1,430,579)

Expected income tax recovery	$(248,490)	$(547,726)
Non-deductible expenses	48,665	96,927
Write-off of oil and gas properties	10,236	351,213
Differences in foreign tax rates	-	27,856
Recognized (unrecognized) benefits of non-capital losses	134,162	71,730

Total income taxes (recovery)	$(55,427)	$-

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007

===============================================================================

8.

INCOME TAXES (cont’d…)

Details of future income tax assets are as follows:

	Year ended 2007	Year ended 2006

Resource deductions	$138,000	$178,300
Financing costs	7,400	6,000
Non-capital losses available for future periods	584,600	437,400

	730,000	621,700

Valuation allowance	(730,000)	(621,700)

Net future income tax assets	$-	$-

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

9.

SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being petroleum and natural gas exploration and development. All of the Company’s petroleum and natural gas exploration properties are located in the United States. All other assets and expenses are in Canada.

10.

SUBSEQUENT EVENTS

Subsequent to November 30, 2007, the Company completed a non-brokered private placement of 2,720,750 units at $0.20 per unit for gross proceeds of $544,150. Each unit consists of one common share and one common share purchase warrant. One share purchase warrant entitles the holder to acquire one common share of the Company at $0.30 until December 27, 2009.

INDEX TO EXHIBITS

Exhibit
Numbers	EXHIBITS

1.1*	Certificate and Articles of Continuance dated June 10, 1997

1.2*	Certificate and Articles of Amendment dated December 12, 1998

1.3*	By-law No. 1 dated June 2, 1997

4.1*	Amended and Restated Stock Option Plan (2006)

15.1	Consent of Davidson & Company LLP

* Incorporated by reference to the 20-FR12G/A filed September 14, 2007.