Form 20-F/A
period 2007-02-28
Horizon Industries, Ltd.
filed 2008-04-07
CIK 1380342

As filed with the Securities and Exchange Commission on April 7, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A6

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

Government Regulation and Environmental Matters may Adversely Affect the Company

We are subject to various federal and state laws and regulations, including environmental laws and regulations in each jurisdiction in which we operate. As we are in the drilling industry, government regulation is much greater than that of many other industries.  We believe that we are in compliance with such laws and regulations. Such laws and regulations may change in the future in a manner that will increase the burden and cost of compliance. In addition, we could incur significant liability for damages, clean up costs and penalties in the event of certain discharges into the environment. Certain laws and governmental regulations may impose liability on us for personal injuries, clean-up costs, environmental damages and property damages, as well as administrative, civil and criminal penalties. We believe that cost of compliance with environmental regulations will not have an adverse effect on our operations or earnings, risks of costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities, including criminal penalties, will not be incurred. Moreover, it is possible that other developments, such as stricter environmental laws and regulations, and claims for damages for injuries to property or persons resulting from our operations could result in costs and liabilities. Some of the regulations that apply to us in the United States, where we have field operations, include the Resource Conservation and Recovery Act and comparable state statutes, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Air Act, the Occupational Safety and Health Act and comparable state statutes, the Oil Pollution Act 1990, the Water Pollution Control Act of 1972, the Safe Drinking Water Act and the Toxic Substances Control Act. We are unable to estimate the costs to be incurred for compliance with environmental laws over the next twelve months.  Management believes all such costs will be those ordinarily and customarily incurred in the development and production of oil and gas and that no unusual costs will be encountered.

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

Ability to Attract Competent Personnel may Hamper Horizons Growth.

Recent commodity price increases have driven an increase in oil and gas exploration activities worldwide, with a concurrent rise in demand for competent oil and gas professionals. We are a small company and must compete with larger, better capitalized companies for competent personnel.

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

Shortage of Supplies and Equipment may Limit or Reduce Production.

Our ability to conduct operations in a timely and cost effective manner is subject to the availability of crude oil and natural gas field supplies, rigs, equipment and service crews. There presently exists a general tightening of supplies, equipment and personnel available to conduct operations in a timely manner. As we may not receive priority in ordering and shipping over other companies who may place larger and more frequent orders, we anticipate this shortage of certain types of supplies and equipment will result in delays in our operations as well as in higher operating and capital costs.

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

Clear Title to Properties is subject to many factors.

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

PRINCIPAL EXPENDITURES.

Our principal capital expenditures over the last 3 years are: During fiscal 2006, Horizon acquired the Funk lease located in Goliad County, Texas, for $40,000.  3D seismic data was acquired and two gas wells were drilled on the lease.  During fiscal 2005, Horizon acquired the Stewart leases in Goliad County, Texas for $93,404.   3D seismic data was acquired one well was drilled on the property. During the 2005 fiscal year, Horizon acquired a 12% interest in the Whatley #1 Development prospect in the Spartan Field, San Patricio County, Texas for $19,200.  One well was drilled on the prospect.  All of these are in the U.S. and were financed internally through the sale of the Company’s stock.

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

C. ORGANIZATIONAL STRUCTURE

We conduct the majority of our business through a subsidiary incorporated outside of Canada. The following table presents the name, the percentage of voting securities owned and the jurisdiction of incorporation of our principal subsidiaries:

	Percent	Jurisdiction
Subsidiary	Owned	of Incorporation

Horizon Industries (USA), Ltd.	100	Nevada

D. PROPERTY, PLANT AND EQUIPMENT

See ITEM 4.   DEVELOPMENT OF OUR BUSINESS

Property and Equipment

	Year Ended	Year Ended
	February 28,	February 28,
	2007	2006
Petroleum and Natural Gas Interest
--Beginning of Year	$503,063	$1,046,984

Manahuilla Creek, Texas

Deferred exploration costs
net of recoveries	-	575
Write-off dry hole costs	(30,000)	(522,084)

Whatley Prospect, Texas
Deferred exploration costs
net of recoveries	1,869	(31,021)

Beaver Dam Creek, Louisiana	-	-

Deferred exploration costs
net of recoveries	-	5,422
Write-off Dry hole costs	-	(120,612)

	-
Minton Prospect, Saskatchewan
Deferred exploration costs,
net of recovery	-	274,621
Write-off dry hole costs	-	(274,621)

Stewart Leases, Texas

Deferred exploration cost,
net of recovery	45,152	123,652

Funk

Deferred exploration cost,
net of recovery	542,389	-
Depletion	(47,404)	-
Write-off dry hole costs	30,000	-

Coleto Creek

Deferred exploration cost,
net of recovery	204,960	-

Petroleum and Natural Gas Interest
--End of Year	$1,250029	$502,916

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

(1)

"Gross Reserves" are our working interest (operating or non-operating) share before deducting of royalties and without including our royalty interests. "Net Reserves" are our working interest (operating or non-operating) share after deduction of royalty obligations, plus our royalty interests in reserves.

(2)

"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(3)

"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(4)

"Possible" reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(5)

"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

(6)

"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(7)

"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(8)

"Undeveloped" reserves are those reserves expected to be recovered from know accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The Company incurred a net loss before other items of $771,055 for the year ended February 28, 2007 compared to a net loss of $506,611 in the previous year and $382,381 in 2005. The increase during the current period is mainly due to increases in consulting fees of $161,609 (2006-$80,645) (2005- $80,115), shareholder communication fees of $138,200 (2006-$85,130) (2005 -$88,127), lease operating expense of$108,362 (2006-$6,651) ($2005-$nil).  Consulting fees increased over the period due to the Company expanding its property base requiring more usage of technical consultants to explore and develop its increasing land position.  Shareholder communications fees increased over the period to better communicate the results from the Company’s expanding property base.  Lease operating expenses also increased over the period due to gas wells being brought online incurring expenses associated with operating gas producing wells.  Professional fees increased from $51,638 for the year ended Feb. 28, 2005 to $106,604 for the year ended February 28, 2007 due to the Company expanding its property base requiring more professional expertise such as property management and legal representation.  Office and administration fees increased from $31,690 for the year ended Feb. 28, 2005 to $57,250 for the year ended February 28, 2007 due to increased overhead activity related to the expanding development of the Company’s resources properties.

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

d.)

Paid consulting fees of $Nil (2006-$9,775) to James Romano as a director and former officer of the Company.  The director resigned subsequent to year-end.

e.)

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

	High	Low

January 1, 2001 through December 31, 2001	$0.12	$0.10

January 1, 2002 through December 31, 2002	$0.10	$0.03

January 1, 2003 through December 31, 2003	$0.40	$0.04

January 1, 2004 through December 31, 2004	$0.48	$0.13

January 1, 2005 through December 31, 2005	$0.28	$0.13

January 1, 2006 through December 31, 2006	$0.40	$0.18
January 1, 2007 through December 31, 2007	$0.53	$0.19

The high and low prices for our common stock for the most recent six months on the TSX are as follows:

	High	Low

March 1, 2008 through March 31, 2008 February 1, 2008 through February 29, 2008 January 1, 2008 through January 31, 2008	$0.19 $0.16 $0.18	$0.12 $0.08 $0.12

December 1, 2007 through December 31, 2007	$0.28	$0.15

November 1, 2007 through November 30, 2007	$0.24	$0.19

October 1, 2007 through October 31, 2007	$0.32	$0.22

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

B. ARTICLES OF INCORPORATION AND BYLAWS

The Company’s Articles are included as an Exhibit hereto.  There are no limitations in the Articles upon the Company’s Objects and purposes.   All shares have equal dividend rights and there is no time limit at which any dividend entitlement expires.   The entire Board of Directors stands for election at the same time and there is no cumulative voting.  All shares have equal rights to share in the company’s profits, rights to surplus in the event of liquidation.  There are no redemption provisions, sinking fund provisions, liability to further capital calls by the company and no provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

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

Stock Options.

As of February 28, 2007, the following stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date

100,000	$0.20	November 1, 2007
25,000	0.32	August 4, 2008
80,000	0.30	August 3, 2009
100,000	0.20	March 15, 2010
190,000	0.17	October 6, 2010
100,000	0.25	December 5, 2010
50,000	0.20	January 31, 2011
420,000	0.30	April 12, 2011
250,000	0.30	October 5, 2011
100,000	0.35	January 18, 2012
100,000	0.35	January 29, 2012

Warrants.

As of February 28, 2007, the following warrants are outstanding:

Number of Shares	Exercise Price	Expiry Date

1,370,000	$ 0.35	May 5, 2008
975,000	0.32	June 8, 2007
		(subsequently expired)
190,000	0.25	March 8, 2007

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

The initial phase calls for the development of 400 acres of Jackson sands at a depth of approximately 2,800 feet.  Drilling of up to five wells is contemplated on the initial 400 acres.

Management Agreements.

The Company has management agreements with Christopher Wensley and Patrick Forseille. Mr. Forseilles contract is for a renewable 1 year term under which is to provide geological, management and administrative services to the Company.  Mr. Forseille’s compensation under this contract is $5,500 per month, plus G.S.T.    At the time of this contracts renewal the compensation is set at a mutually agreed upon amount.     Mr. Wensley’s contract is for a renewable 3 year term under which he is to provide leadership, management and administrative services to the Company.   Mr. Wensley’s compensation under this contract is $6,000 per month, plus G.S.T.

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

Information Reporting and Backup Withholding. Information reporting requirements will generally apply to dividends on, and the proceeds of a sale or exchange of, our common stock that are paid within the United States (and, in some cases, outside the United States) to US holders and certain exempt recipients (such as corporations). Certain US holders may be subject to backup withholding at the rate of 28% on dividends paid or the proceeds of a sale or exchange of our common stock. Generally, backup withholding will apply to a US holder only when the US holder fails to furnish us with or to certify to us the US holder's proper United States tax identification number or we are informed by the Internal Revenue Service of the United States that the US holder has failed to report payments of interest and dividends properly. US holders may use their own tax advisors regarding the qualification for exemption from backup withholding and information reporting and the procedure for obtaining any applicable exemption.

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

ITEM 15.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our principal executive officer and principal financial officer have evaluated the effectiveness of the design and operation  of our disclosure control and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report.  Based on the evaluation  of the Company's  disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by  this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and  procedures are designed to and are effective in ensuring that the information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner and to ensure that information required to be disclosed by and issued in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The interim financial statements do not vary materially from US GAAP.

A.

Audited Financial Statements

Auditor's Report, dated 5/30/2007

Consolidated Balance Sheets at 2/28/2007 and 2/28/2006

Consolidated Statements of Operations and Deficit

   for the years ended 2/28/2007, 2/28/2006, and 2/28/2005

Consolidated Statements of Cash Flows

   for the years ended 2/28/2007, 2/28/2006, and 2/28/2005

Notes to Consolidated Financial Statements

Interim Financial Statements

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

Date: April 7, 2008

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

YEAR ENDED FEBRUARY 28

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

FEBRUARY 28, 2007

2

SIGNIFICANT ACCOUNTING POLICIES (cont d)

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

FEBRUARY 28, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (cont d)

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

Horizon Industries LTD

BALANCE SHEETS

Unaudited (prepared by management

Expressed in Canadian Funds

===============================================================================

	November 30,	February 28,
	2007	2007
ASSETS

Current
Cash and short term investments	$14,909	$341,148
Prepaid deposits	0	11,200
Amounts receivable	49,925	11,097

	64,834	363,445

Petroleum and natural gas interests (Note 4)	1,386,484	1,250,029

	$1,451,318	$1,613,474

LIABILITIES

Current
Accounts payable and accrued liabilities	$110,981	$627,427
	110,981	627,427

SHAREHOLDERS’ EQUITY

Share capital (Note 5)	4,610,390	3,854,405
Contributed surplus (Note 4c)	378,428	288,059
Subscriptions received (Note 5b)	89,150	0

Deficit	(3,737,631)	(3,156,417)

	1,340,337	986,047

	$1,451,318	$1,613,474

APPROVED BY THE DIRECTORS

/s/ Chris Wensley	/s/Patrick Forseille
Chris Wensley	Patrick Forseille

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON INDUSTRIES LTD.

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

Unaudited (prepared by management)

Expressed in Canadian Funds

===============================================================================

	Three months ended		Nine months ended
	November 30		November 30
	2007	2006	2007	2006

OIL AND GAS REVENUES	$37,415	$24,427	$139,505	$65,162

DIRECT COSTS
Depletion	29,493	16,401	62,393	32,555
Direct expenses	30,094	42,305	79,222	33,746

	59,587	58,706	141,615	66,301

	(22,172)	(34,279)	(2,110)	(1,139)

GENERAL AND ADMINISTRATIVE EXPENSES
Consulting fees	40,800	31,500	143,522	106,125
Bank and interest charges	190	287	743	655
Office and administration	2,907	13,869	30,047	45,014
Professional fees	23,000	23,444	120,904	83,169
Rent	10,676	11,995	42,515	40,690
Shareholder communications	11,676	30,070	63,891	120,639
Regulatory fees and transfer agent	4,880	2,705	18,268	20,332
Stock option expense	85,956	39,616	90,369	118,709
Exchange loss	-	-	-	1,990
Financing charges	-	13,500	-	38,500
Lease rentals	-	0	27,899	-
Travel	13,923	2,701	40,945	6,290

	(194,008)	(169,687)	(579,104)	(582,113)

Income (Loss) before other items	(216,180)	(203,966)	(581,214)	(583,252)

Future income tax recovery	-	-	-	55,427
Forgiveness of debt (Note 4)	-	-	-	44,315
	-	-	-	99,742

Income (Loss)	(216,180)	(203,966)	(581,214)	(483,510)

DEFICIT, beginning of period	(3,521,451)	(2,763,106)	(3,156,417)	(2,483,562)

DEFICIT, end of period	$(3,737,631)	$(2,967,072)	$(3,737,631)	$(2,967,072)

Loss per share	$(0.01)	$(0.01)	$(0.03)	$(0.04)

Weighted average number of common
shares outstanding	22,313,514	16,851,940	21,034,532	16,034,364

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON INDUSTRIES LTD.

INTERIM STATEMENT OF CHANGES IN CASH FLOWS

Unaudited (prepared by management)

Expressed in Canadian Funds

===============================================================================

	Three months ended		Nine months ended
	November 30		November 30
	2007	2006	2007	2006

CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Income (loss) for the period	$(216,180)	$(203,966)	$(581,214)	$(483,509)
Changes in non-cash working capital items
Depletion	29,493	16,401	62,393	32,555
(Increase) decrease in receivables	3,601	(8,963)	(38,828)	(41,511)
(Increase) decrease in prepaid expense	-	8,113	11,200	974
(Increase) decrease in deposits	-	245,227	(44,199)	245,227
Increase (decrease) in accounts payables	15,301	142,632	(472,247)	171,751

	(167,785)	199,444	(1,062,895)	(74,513)

INVESTING ACTIVITIES
Purchase of and expenditures on petroleum
and natural gas properties, net of recoveries	(119,359)	(180,208)	(198,849)	(342,305)
Deferred financing fees	-	7,500	-	22,500

	(119,359)	(172,708)	(198,849)	(319,805)
FINANCING ACTIVITIES
Proceeds from issue of share capital, net of issuance costs	101,566	93,125	845,135	651,095
Stock-based compensation	85,956	39,616	90,369	118,709
Exercise of options	-	-	-	(27,143)

	187,522	132,741	935,504	742,661

Increase (Decrease) in cash position during
the period	(99,622)	159,477	(326,240)	348,343

Cash position, beginning of period	114,531	318,487	341,148	129,619

Cash position, end of period	$14,909	$477,964	$14,909	$477,962

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