Form 20-F/A
period 2007-02-28
Horizon Industries, Ltd.
filed 2008-06-03
CIK 1380342

As filed with the Securities and Exchange Commission on May 22, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A7

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

Date: May 22, 2008

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

The Company is in the process of exploring its petroleum and natural gas properties .. The recoverability of amounts shown for petroleum and natural gas properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development of its properties, confirmation of the Company s interest in the underlying permits and licenses, and future profitable production or proceeds from the disposition of the Company s properties.

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