Form 20-F
period 2008-02-29
Horizon Industries, Ltd.
filed 2008-09-16
CIK 1380342

☐As filed with the Securities and Exchange Commission on Sept. 16, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2008.

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

NONE

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report -25,088,800 as of February 29,2008.

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  Yes ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

Mr. Ronald Bougeois has been a director and officer since August 10, 2006.

Mr. Paul Sorbara has been a director since January 30, 2004.

B. ADVISERS

Name	Business Address	Position

Tupper Johnsson & Yeadon	1710-1177 West Hastings Street Vancouver, BC Canada V6E 2L3	Legal Counsel

C. AUDITORS

Name	Business Address	Professional Body Membership

Davidson & Company LLP	1200-609 Granville Street. P.O. Box 10372 Pacific Centre, Vancouver Canada V7Y 1G6	Nexia International

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.  SELECTED FINANCIAL DATA

The selected consolidated financial data presented in the table below for the fiscal years ended February 29, 2008 and February 28, 2007 is derived from our consolidated financial statements and is denominated in Canadian dollars. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. This data includes our accounts and our wholly-owned subsidiary's accounts. The following selected financial data is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes. We follow the full cost method of accounting for oil and gas operations.

The selected financial data for the years ended February 29, 2008 and February 28, 2007 was derived from our financial statements, which have been audited by Davidson & Company LLP, as indicated in their audit report which is included elsewhere in this Annual Report. We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain future earnings for use in our operations and the expansion of our business.

Selected Financial Data Presented According to Canadian GAAP---Please see full financials for full explanation of reconciliation of the below financial data to U.S. GAAP.

	Year ended	Year ended	Year ended	Year ended	Year ended
	February 29	February 28	February 28	February 28	February 29
	2008	2007	2006	2005	2004

Revenue	$163,283	$137,196	$0	$0	$6,659
Net Loss	(1,667,370)	(672,855)	(1,430,579)	(382,381)	(231,481)
Net Loss per share basic
and diluted	(0.08)	(0.04)	(0.11)	(0.04)	(0.09)
Cash dividends per share	0	0	0	0	0
Weighted average shares	21,780,705	16,754,935	13,330,102	8,614,714	4,082,092
Year ended shares outstanding	25,088,800	19,094,250	14,894,250	9,600,000	6,660,000

Total assets	706,070	1,613,474	691,974	1,106,353	478,909
Long term liabilities	0	0	0	0	0
Shareholders' equity	696,622	986,047	362,189	764,697	474,181
Capital expenditures (net)	235,756	794,370	503,063	1,046,984	356,374

B. CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as at February 29,2008 and is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes.

Capitalization and Indebtedness

(In Canadian Dollars)

February 29, 2008
Indebtedness

Accounts payable and accrued liabilities	$5,057
Note Payable	-
Convertible loan	-

Total Indebtedness	9,448

Shareholders' equity

Share capital	5,152,693
Contributed surplus	367,716
Deficit	(4,823,787)

Net shareholders' equity	696,622

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

PRINCIPAL EXPENDITURES.

Our principal capital expenditures over the last 3 years are: During fiscal 2008, Horizon acquired a 25 to 37.5% interest in the Waverly prospect located in San Jacinto County, Texas for $78,750 and 200,000 shares of Horizon.  One gas well was completed on the property.  During fiscal 2006, Horizon acquired the Funk lease located in Goliad County, Texas, for $40,000.  3D seismic data was acquired and two gas wells were drilled on the lease.  During fiscal 2005, Horizon acquired the Stewart leases in Goliad County, Texas for $93,404.   3D seismic data was acquired one well was drilled on the property. During the 2005 fiscal year, Horizon acquired a 12% interest in the Whatley #1 Development prospect in the Spartan Field, San Patricio County, Texas for $19,200.  One well was drilled on the prospect.  All of these are in the U.S. and were financed internally through the sale of the Company’s stock.

Our principle capital divestitures over the last three years were the Manahuilla Creek project, the Minton prospect and the Beaver Dam Creek project which were written off in fiscal 2006 all of which are in the U.S.  The Whatley prospect was written off in fiscal 2008 and is also in Texas.

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

During 2006, the Company completed drilling of the 5,700 foot Stewart #1 well at the Stewart East Prospect. The well was put online in February 2006 and is currently not producing gas.  The Company is considering drilling a shallow well on the Stewart West acreage.

During 2006, the Company acquired all deeper rights on the Stewart lease in Goliad County, TX. Recently gas and condensate was discovered by Chesapeake Energy Corporation in 2003 in the Marshall Field in the Middle Wilcox formation, which is located approximately 1.5 miles north of the Stewart lease.

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

MANAHUILLA CREEK. The Company's wholly owned subsidiary, Horizon Industries U.S.A. Ltd. acquired a 20% working interest in the Manahuilla Creek Prospect in Goliad County, TX.  A 6,700 foot test well was drilled in May 2004. Several zones were tested with no significant flow obtained. During fiscal 2006, the Company abandoned the well and all related costs were added to the capitalized costs subject to depletion.

WHATLEY PROSPECT. The Company's wholly owned subsidiary, Horizon Industries, U.S.A. Ltd. owns a 9% working interest in the Whatley #1 Development Prospect, in the Spartan Field, San Patricio County, Texas.  The Whatley #1 well is located on a 312 acre lease in the Spartan Field, San Patricio County Texas. The Spartan Field was discovered in the 1940's by 2D seismic exploration. The Company paid approximately US$192,000 for its ownership share of a development well on the property which was drilled in September 2004. The well was put online in January 2005 and since that time, several zones have been perforated tested and flowed to sales with limited production. During the current fiscal year, the well was abandoned and the prospect was written off.

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

An initial test well was drilled in June 2007 and perforation and flow testing of the first of several primary zones of interest as identified by logs and side wall cores was completed.  Four feet of perforations were shot in this first zone.  The well was flow tested for 2 hours each on a 6/64ths choke, an 8/64ths choke and for 4 hours on a 10/64ths choke.  The well flowed at stable rates of 264 MCF, 461 MCF and 611 MCF dry gas per day respectively, with stabilized flowing tubing pressures of 1,135 PSI, 1,120 PSI and 1,080 PSI respectively.  The well is currently flowing approximately 60 MMCFPD.

The Hammond #1 well is the first of up to five wells proposed to be drilled on the initial 400 acre phase of the New Waverly prospect.

FUNK LEASE.  During the previous fiscal year, the Company's wholly-owned subsidiary, Horizon Industries U.S.A. Ltd., acquired a 100% working interest in the Funk property consisting of two oil and gas leases totaling 400 acres located in Goliad County, Texas.  The leases expire on March 31, 2009.  The property is situated in the prolific Middle Yegua gas trend which has produced gas and condensate in the nearby Naetze Yegua, Perdido Creek and Jobar fields.

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

The Perdido Creek field, discovered in 1985 is located one and one half miles northeast of the Funk Prospect.  Perdido Creek hosts seven producing wells with cumulative production from Yega sands of approximately 3-4 Bcf of gas and 80,000 bbl. of oil and condensate.  The most prolific well in Perdido Creek, the Vrazel #1 produced 1.8 BCF together with 3,000 barrels of oil and condensate from a 90' sand covering 36 acres.  The Company has not entitlement to this property and the locality of the property does not assure it will experience similar recoveries.  These Yegua sands appear to be similar to that underlying the Funk Prospect which hosts 2D defined Yegua sand bodies of 35 to 50 acres in aerial extent.  Even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present in economically producible amounts.

During fiscal 2006, the Company drilled the Horizon Funk #1 well to a total depth of 2,530 feet.  Logs were completed indicating fifteen feet of pay extending from a depth of 2,018 feet to 2,033 feet.  On August 22, 2006, a four foot interval was perforated between 2,020 feet and 2,024 feet.  The Funk #1 well is currently shut in after producing minor amounts of gas from various zones.

During the previous year, the Horizon Funk #2 well was drilled cased and completed at a depth of 6,060 feet.  Log results showed four highly prospective pay zones in the well in the Yegua, Cook and Frio formations.  The Funk #2 well was perforated in August 2007 and put to sales at that time.   It is currently producing at approximately 100 MCF/D as of August 2008.

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

Principal Markets. As of February 29,2008, we operate in one reportable segment, the exploration for and the development and production of crude oil and natural gas.

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

C. ORGANIZATIONAL STRUCTURE

We conduct the majority of our business through a subsidiary incorporated outside of Canada. The following table presents the name, the percentage of voting securities owned and the jurisdiction of incorporation of our principal subsidiaries:

	Percent	Jurisdiction
Subsidiary	Owned	of Incorporation

Horizon Industries (USA), Ltd.	100	Nevada

D. PROPERTY, PLANT AND EQUIPMENT

See ITEM 4.   DEVELOPMENT OF OUR BUSINESS

Property and Equipment

	Year Ended	Year Ended
	February 28,	February 29,
	2007	2008
Petroleum and Natural Gas Interest
--Beginning of Year	$503,063	$1,250,029

Manahuilla Creek, Texas

Deferred exploration costs
net of recoveries	-
Write-off dry hole costs	(30,000)	-

Whatley Prospect, Texas
Deferred exploration costs
net of recoveries	1,869	-
Write-off dry hole costs	-	(222,481)

Beaver Dam Creek, Louisiana	-	-

Deferred exploration costs
net of recoveries	-	-
Write-off dry hole costs	-	-

	-
Minton Prospect, Saskatchewan
Deferred exploration costs,
net of recovery	-	-
Write-off dry hole costs	-	-

Stewart Leases, Texas

Deferred exploration cost,
net of recovery	45,152	(3,725)

Funk

Deferred exploration cost,
net of recovery	542,389	48,916
Depletion	(47,404)	(230,314)
Write-off dry hole costs	30,000	(180,856)

Coleto Creek

Deferred exploration cost,
net of recovery	204,960	(204,960)

Waverly

Deferred exploration cost,
net of recovery		395,524
Depletion		(12,122)
Write-off dry hole costs		(283,229)

Petroleum and Natural Gas Interest
--End of Year	$1,250,029	$556,782

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

There are currently proved + probably undeveloped reserves from the Hammond #1 well and the Funk #2 wells.

The Hammond #1 well was drilled was drilled and completed to a depth of 3,200 feet.  The well was perforated and has flowed gas since September 2007.  The Funk #2 well was drilled and completed to a depth of 6,060 feet. The well was perforated and flowed gas from various formations since 2007.

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

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The Company incurred a net loss before other items of $1,003,403 for the year ended February 29, 2008 compared to a net loss of $789,625 in the previous year and $513,262 in 2006. The increase during the current period is mainly due to increases in consulting fees of $199,358 (2007-$161,609) (2006- $80,645), shareholder communication fees of $130,618 (2007-$138,200) (2006-$85,130), direct operating expense of $151,130 (2007-$108,362)(2006-$6,651).  Consulting fees increased over the period due to the Company expanding its property base requiring more usage of technical consultants to explore and develop its increasing land position.  Shareholder communications fees increased over the period to better communicate the results from the Company’s expanding property base.  Direct operating expenses also increased over the period due to gas wells being brought online incurring expenses associated with operating gas producing wells.  Professional fees increased from $106,604 for the year ended February 28, 2007 to $153,185 for the year ended February 29, 2008 due to the Company expanding its property base requiring more professional expertise such as property management and legal representation.  Office and administration fees decreased from $57,250 for the year ended February 28, 2007 to $47,733 for the year ended February 29, 2008 due to decreased overhead activity related to the development of the Company’s resources properties.

 The company also incurred a future income tax recovery of $nil compared to a future income tax recovery of $55,427 the previous year. The Company renounced $163,020 of income tax credits from CEE to the 2006 flow through shareholders. The recovery of future income taxes of $55,427 in 2007 represents the income tax effect of this renouncement.

Our revenue has increased from 2007 to 2008 due to the Company's ability to find and develop natural gas reservoirs.  We cannot be certain whether this revenue will continue due to the uncertainty involved in producing from new reservoirs.  Without long term engineering analysis, it is difficult to determine the life span of the reservoirs

Every year end, the Company is required to file a Form 51-101F Statement of reserves data. As of February 29, 2008 the Company has proved reserves of natural gas.

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

	February 28	February 29
	2007	2008

Working Capital (Deficiency)	$(263,982)	$139,840
Deficit	3,156,417	4,823,787

Net cash used in operating activities for the year period ended February 29, 2008 was $571,209 compared to $369,074 used during the year ended February 28, 2007. The cash used in operating activities for the current year consists primarily of operating loss and a change in non-cash working capital.

Net cash used by investing activities for the year ended February 29, 2008 was $930,228 compared to $372,767 used during the prior year. Net cash used during the current period consists primarily of expenditures on oil and gas properties.

Net cash provided by financing activities for the year ended February 29, 2008 was $1,290,370 compared to $953,368 provided during the prior year. The cash provided by financing activities for the current period was primarily raised by private placements, and the exercise of warrants and options.

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

E. OFF-BALANCE SHEET ARRANGEMENTS

As at February 29, 2008, we had no off-balance sheet arrangements.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Position Held	Age

Christopher J. Wensley	President and Director	51
Patrick Forseille	Director and CFO	43
J. Paul Sorbara	Director	55
Ron Bourgeois	Director and Secretary	57

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

Mr. Forseille devotes approximately 30 hours per week to the Company’s activities.

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

Mr. Bourgeoise is currently a director of the following public companies:

Company	Exchange

Rolland Energy Inc.	TSXV

See CONFLICTS OF INTEREST in Risk Factors

LARRY HARGRAVE graduated from Lamar University in 1973, with a degree in Geology. Earlier in his career, Mr. Hargrave was chief geologist for Damson Oil in the Rocky Mountains, where he supervised the geology, drilling and development of several thousand wells in Montana. In addition, Mr. Hargrave has designed and installed significant gas gathering systems in South Texas as well as vapor recovery systems in gas condensate reservoirs in Siberia.  Utilizing his extensive drilling, and downhole experience, Mr. Hargrave has been very successful not only in new completions but also in identifying bypassed potential production, reentering, and reengineering well bores and surface facilities to develop and improve net cash flows.

Mr. Hargrave is currently a director of the following public companies:

Company	Exchange

Best Energy Services Inc.	NYSE

See CONFLICTS OF INTEREST in Risk Factors

The Directors of the Company devote times as Directors of the Company as needed.   They have no interests which require a devotion of time which would hamper their full devotion of times as Directors to the Company as needed.

B. COMPENSATION

The following table sets forth all annual and long-term compensation for services in all capacities in the year ended Feb. 29, 2008 for our directors, chief executive officer and chief financial officer.

					Options
			Other		Granted
			Annual		Exercise
	Fees	Bonus	Compensation	Number	Price	Expiry Date

Christopher Wensley
President, Chief Executive
Officer and Director	$115,586	nil	nil	150,000	0.30	Oct. 5 2011
				75,000	0.25	Dec. 5, 2010
				40,000	0.30	Aug. 3, 2009
				70,000	0.17	Oct. 6, 2010
				50,000	0.20	Mar. 15 2010
				85,000	0.30	Apr. 12 2011

Patrick Forseille
CFO, Secretary and Director	$77,124	nil	nil	50,000	0.20	Mar. 15, 2010
				75,000	0.17	Oct. 6, 2010
				25,000	0.25	Dec. 5, 2010
				40,000	0.30	Aug. 2009
				60,000	0.30	Apr. 12 2011

The Company’s Directors currently receive no compensation for their work as directors other than being compensated for expenses incurred in their duty as directors.

The following are the options exercised by executive officers during the Company's completed financial year ended Feb 29, 2008.

	Securities	Aggregate	Unexercised	Value
	Acquired	Value Realized	Options/SARs at FY-End	the-Money Options/SARS
Name	On Exercise	($)	Exercisable/Unexcercisable	at FY-End Exerc/Unexerc

Christopher Wensley	45,000	7,650	470,000 / nil	nil / nil

C. BOARD PRACTICES

Term of Office. At the end of Fiscal 2007, we had four directors. The terms of all four expire at the annual meeting of shareholders:

Christopher Wensley

Patrick Forseille

Paul Sorbara

Jim Pettit

D. EMPLOYEES

As of February 29, 2008, we had no full time employees including our executive officers.

E. Share Ownership.

The following list all officer and director beneficial share ownership in excess of 1%.

Christopher Wensely	2,615,000	9.70%
Patrick Forseille	268,000	1.00%

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

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

To the best of our knowledge, no person beneficially owns, directly or indirectly, or exercises control or direction over shares constituting more than five percent of the voting rights of our shares, other than as set forth below:

Shareholder	Number of Shares	Percentage

Christopher Wensley	2,615,000	9.70%

Approximately 22,376,550 of the company’s outstanding shares or 82.44% are currently listed under deposit with CDS & Co.

Our major shareholders do not have different voting rights than any other shareholders. As of February 29, 2008, our shareholders list showed 25,088,800 common shares outstanding with 14 registered shareholders in Canada holding common shares. We are not controlled, directly or indirectly, by any corporation, foreign government or other person.

B. RELATED PARTY TRANSACTIONS

The aggregate amount of expenditures made to parties not at arms length to the Company consist of the following:

a)

Paid consulting fees of $115,586 (2007-$108,565) to Chris Wensley as a director and officer of the company for services during the year.

b)

Paid professional fees of $77,124 (2007-$72,110) to Patrick Forseille as a director and officer of the Company.

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

B. SIGNIFICANT CHANGES

None

ITEM 9.

THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Not Applicable

B. PLAN OF DISTRIBUTION

Not Applicable

C. MARKETS

Our shares of common stock are traded in Canada on the Toronto Stock Exchange ("TSX-V") under the symbol "HRZ.V." As of February 29, 2008, we had 25,088,800 shares of common stock outstanding. Our shares of common stock are issued in registered form and the number of shares of common stock reported to be held by record holders in Canada and the United States is taken from the records of Pacific Corporate Trust Company of Canada, the registrar and transfer agent for our shares of common stock. For U.S. reporting purposes, we are a foreign private issuer. We currently have no established market for trading our shares in the United States. The high and low prices for our common stock from January 1, 2001 through December 31, 2007 on the TSX are as follows:

	High	Low

January 1, 2001 through December 31, 2001	$0.12	$0.10

January 1, 2002 through December 31, 2002	$0.10	$0.03

January 1, 2003 through December 31, 2003	$0.40	$0.04

January 1, 2004 through December 31, 2004	$0.48	$0.13

January 1, 2005 through December 31, 2005	$0.28	$0.13

January 1, 2006 through December 31, 2006	$0.40	$0.18

January 1, 2007 through December 31, 2007	$0.53	$0.19

The high and low prices for our common stock for the most recent six months on the TSX-V are as follows:

	High	Low

March 1, 2008 through March 31, 2008	$0.19	$0.12

April 1, 2008 through April 30, 2008	$0.11	$0.08

May 1, 2008 through May 31, 2008	$0.14	$0.10

June 1, 2008 through June 30, 2008	$0.13	$0.10

July 1, 2008 through July 31, 2008	$0.11	$0.08

D. SELLING SHAREHOLDERS

Not Applicable

E. DILUTION

Not Applicable

F. EXPENSES OF THE ISSUE

Not Applicable

ITEM 10.

ADDITIONAL INFORMATION

A. SHARE CAPITAL

Our authorized share capital consists of 100,000,000 common shares without par value. All issued shares are fully paid and non-assessable. As of February 29,2008 we had 25,088,800 shares issued and outstanding and had19,094,250 shares outstanding at the beginning of the year (March 1, 2007). As of February 29, 2008, we have outstanding an aggregate of 1,695,000 options to purchase shares pursuant to our Amended and Restated Stock Option Plan (2006). We also have outstanding 7,282,750 share purchase warrants related to several private placements which closed in the past two years.

On February 28, 2007 we had a total of 19,094,250 shares issued and outstanding as compared to 14,894,250 issued and outstanding on February 28, 2006.

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

Stock Options.

As of February 29, 2008, the following stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date

25,000	0.32	August 4, 2008
80,000	0.30	August 3, 2009
100,000	0.20	March 15, 2010
145,000	0.17	October 6, 2010
100,000	0.25	December 5, 2010
50,000	0.20	January 31, 2011
420,000	0.30	April 12, 2011
250,000	0.30	October 5, 2011
100,000	0.35	January 18, 2012
100,000	0.35	January 29, 2012
50,000	0.33	August 30, 2012
275,000	0.35	September 30, 2012

Warrants.

As of February 29, 2008, the following warrants are outstanding:

Number of Shares	Exercise Price	Expiry Date

1,370,000	$ 0.35	May 5, 2008
3,025,000	0.35	June 25, 2008
192,000	0.30	June 25, 2008
2,695,750	0.30	December 27, 2009

Joint Venture.

During the 2008 fiscal year, the Company’s wholly-owned subsidiary, Horizon Industries U.S.A. Ltd. entered into a Joint Venture agreement to participate with Pan American Development Company, Inc. in a drilling program in San Jacinto County, Texas, approximately 50 miles north of Houston Texas.  The Company acquired a 25% working interest in the initial phase of the prospect with an option to acquire up to 37.5% working interest inn the balance of the prospect currently comprising a total of 3,100 acres (75% net revenue interest).

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

D. EXCHANGE CONTROLS

There are no governmental laws, decrees, or regulations in Canada that restrict the export or import of capital or that affect the remittance of dividends, interest, or other payments to non-resident holders of our common stock. However, any such remittance to a non-corporate resident of the United States may be subject to a 15% withholding tax pursuant to Article XI of the reciprocal tax treaty between Canada and the United States. Except as provided in the Investment Canada Act (the "Act"), enacted on June 20, 1985, as amended, as further amended by the North American Free Trade Agreement (NAFTA) Implementation Act (Canada) and the World Trade Organization (WTO) Agreement Implementation Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other of our constituent documents on the right of non-Canadians to hold and/or vote our common stock.

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

G. STATEMENT OF EXPERTS

Our consolidated financial statements as of February 28, 2007 and February 29, 2008 and for each of the years in the three year period ended February 29, 2008, have been included herein and in the Annual Report, in reliance upon the report of Davidson & Company LLP, 1200 -609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C. Canada V7Y 1G6, Tel: 604-687-0947 Fax: 604-687-6172 independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

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

ITEM 15.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “1934 Act”), as of February 29, 2008, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures.  This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer), who concluded, that because of the material weakness in our internal control over financial reporting (“ICFR”) described below, our disclosure controls and procedures were not effective as of February 29, 2008.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Our management is also responsible for establishing ICFR as defined in Rules 13a-15(f) and 15(d)-15(f) under the 1934 Act. Our ICFR are intended to be designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our ICFR are expected to include those policies and procedures that management believes are necessary that:

(i)

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and our directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control, and accordingly, even effective internal control can provide only reasonable assurance with respect of financial statement preparation and may not prevent or detect misstatements. In addition, effective internal control at a point in time may become ineffective in future periods because of changes in conditions or due to deterioration in the degree of compliance with our established policies and procedures.

As of February 29, 2008, management assessed the effectiveness of our ICFR based on the criteria for effective ICFR established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and SEC guidance on conducting such assessments by smaller reporting companies and non-accelerated filers.

Based on that assessment, management concluded that, during the period covered by this report, such internal controls and procedures were not effective as of February 29, 2008 and that material weaknesses in ICFR existed as more fully described below.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board ("PCAOB"), a material weakness is a deficiency or combination of deficiencies that results more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses as of February 29, 2008:

(1)

Lack of an independent audit committee.  Although we have an audit committee it is not comprised solely of independent directors.  We may establish an audit committee comprised solely of independent directors when we have sufficient capital resources and working capital to attract qualified independent directors and to maintain such a committee.

(2)

Inadequate staffing and supervision within our bookkeeping operations. The relatively small number of people who are responsible for bookkeeping functions prevents us from segregating duties within our internal control system. The inadequate segregation of duties is a weakness because it could lead to the ultimate identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews which may result in a failure to detect errors in spreadsheets, calculations, or assumptions used to compile the financial statements and related disclosures as filed with the Securities and Exchange Commission.

(3)

Insufficient number of independent directors.  At the present time, our Board of Directors does not consist of a majority of independent directors, a factor that is counter to corporate governance practices as set forth by the rules of various stock exchanges.

Our management determined that these deficiencies constituted material weaknesses.  Due to a lack of financial and personnel resources, we are not able to, and do not intend to, immediately take any action to remediate these material weaknesses.  We will not be able to do so until we acquire sufficient financing and staff to do so.  We will implement further controls as circumstances, cash flow, and working capital permit.  Notwithstanding the assessment that our ICFR was not effective and that there were material weaknesses as identified in this report, we believe that our consolidated financial statements contained in our Annual Report on form 20-F for the fiscal year ended February 29, 2008, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

There were no changes in our internal control over financial reporting during the quarter ended February 29, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16(C).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following auditing fees have been paid in the last two years:   2007--$22,000     2008---$30,000

Audit Related Fees

The following auditing related fees have been paid in the last two years:  None

Tax Fees

The following tax fees have been paid in the last two years:  2007---$2,400      2008---$6,000

All other Fees

All other fees for products and services performed by the principal accountant for the last two years:  2007--$nil    2008-$12,000

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

A.

Audited Financial Statements

Auditor's Report, dated 6/17/2008

Consolidated Balance Sheets at 2/28/2007 and 2/29/2008

Consolidated Statements of Operations and Deficit

   for the years ended 2/29/2008, 2/28/2007, and 2/28/2006

Consolidated Statements of Cash Flows

   for the years ended 2/29/2008, 2/28/2007, and 2/28/2006

Notes to Consolidated Financial Statements

ITEM 18.

FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

Not Applicable.

ITEM 19.

EXHIBITS

See Exhibit Index.

HORIZON INDUSTRIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

DAVIDSON & COMPANY LLP	A Partnership of Incorporated Professionals
Chartered Accountants

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Horizon Industries Ltd.

We have audited the consolidated balance sheets of Horizon Industries Ltd. as at February 29, 2008 and February 28, 2007 and the consolidated statements of operations and deficit and cash flows for the years ended February 29, 2008 and February 28, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2008 and February 28, 2007 and the results of its operations and cash flows for the years ended February 29, 2008 and February 28, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

 “DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

June 17, 2008

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated June 17, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

 “DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

June 17, 2008

HORIZON INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT

	February 29, 2008	February 28, 2007

ASSETS

Current
Cash	$130,081	$341,148
Prepaid deposits	437	11,097
Amounts receivable	18,770	11,200

	149,288	363,445

Petroleum and natural gas properties (Note 3)	556,782	1,250,029

	$706,070	$1,613,474

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$5,057	$627,427

Asset retirement obligation (Note 4)	4,391	-

	9,448	627,427

Shareholders’ equity
Share capital (Note 5)	5,152,693	3,854,405
Contributed surplus (Note 5c)	367,716	288,059
Deficit	(4,823,787)	(3,156,417)

	696,622	986,047

	$706,070	$1,613,474

Nature and continuance of operations (Note 1)

Commitments (Note 8)

Subsequent event (Note 11)

On behalf of the Board:

“Chris Wensley”	Director	“Patrick Forseille”	Director
Chris Wensley		Patrick Forseille

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

YEAR ENDED

	February 29, 2008	February 28, 2007	February 28, 2006

OIL AND GAS REVENUES	$163,283	$137,196	$-

DIRECT COSTS
Depletion	242,437	47,404	-
Direct expenses	151,130	108,362	6,651

	393,567	155,766	6,651

	(230,284)	(18,570)	(6,651)

EXPENSES
Accretion	399	-	-
Bad debts	32,776	-	-
Bank and interest charges	885	22,846	3,694
Consulting fees	199,358	161,609	80,645
Foreign exchange loss	-	3,205	6,876
Financing charges	-	27,500	8,500
Office and administration	47,733	57,250	52,669
Professional fees	153,185	106,604	97,484
Regulatory fees and transfer agent	22,753	24,952	16,369
Rent	61,265	55,425	50,859
Shareholder communications	130,618	138,200	85,130
Stock option expense	75,159	162,537	101,433
Travel	48,988	10,927	2,952

	(773,119)	(771,055)	(506,611)

Loss before other items	(1,003,403)	(789,625)	(513,262)

OTHER ITEMS
Rent income	22,600	-	-
Write-off of petroleum and natural gas properties (Note 3)	(686,567)	-	(917,317)
Gain on extinguishment of debt	-	61,343	-

	(663,967)	61,343	(917,317)

Loss for the year before income taxes	(1,667,370)	(728,282)	(1,430,579)

Future income tax recovery	-	55,427	-

Loss for the year	(1,667,370)	(672,855)	(1,430,579)

Deficit, beginning of year	(3,156,417)	(2,483,562)	(1,052,983)

Deficit, end of year	$(4,823,787)	$(3,156,417)	$(2,483,562)

Basic and diluted loss per common share	$(0.08)	$(0.04)	$(0.11)

Weighted average number of common shares outstanding	21,780,705	16,754,935	13,330,102

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED

	February 29, 2008	February 28, 2007	February 28, 2006

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(1,667,370)	$(672,855)	$(1,430,579)
Items not affecting cash:
Accretion	399	-
Bad debts	32,776	-
Deferred financing fees	-	27,500	2,500
Depletion	242,437	47,404	-
Stock-based compensation	75,159	162,537	101,433
Future income tax recovery	-	(55,427)	-
Gain on extinguishment of debt	-	(61,343)	-
Write-off of resource properties	686,567	-	917,317

Changes in non-cash working capital items:
(Increase) decrease in amounts receivable	(40,346)	3,865	(14,667)
Decrease in prepaid expenses	10,660	5,628	(1,035)
Increase in accounts payable and accrued liabilities	88,509	173,617	(58,022)

Net cash used in operating activities	(571,209)	(369,074)	(483,053)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of note payable	-	(6,235)	(11,315)
Proceeds from issue of share capital, net of issuance costs	1,290,370	959,603	669,788
Convertible loan	-	-	200,000

Net cash provided by financing activities	1,290,370	953,368	858,473

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on petroleum and natural gas properties	(930,228)	(372,767)	(289,080)

Net cash used in investing activities	(930,228)	(372,767)	(289,080)

Increase (decrease) in cash position during the year	(211,067)	211,527	86,340

Cash, beginning of year	341,148	129,621	43,281

Cash, end of year	$130,081	$341,148	$129,621

Supplemental disclosures with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

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

FEBRUARY 29, 2008

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

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

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

Change in accounting policy

Financial instruments

Effective March 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments – Disclosure and Presentation” and Section 3865 “Hedges”. These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Change in accounting policy (cont’d…)

Financial instruments (cont’d…)

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities, all of which are measured at amortized cost. The Company has elected to measure all derivatives and embedded derivatives at fair value and the Company has maintained its policy not to use hedge accounting.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

As a result of the application of Section 3855, there was no effect on the Company’s deficit position as at March 1, 2007.

Future accounting changes

Effective March 1, 2008, the Company will adopt new CICA standards relating to assessing going concern, capital disclosures and financial instruments disclosure and presentation, and, effective March 1, 2009, a standard relating to goodwill and intangible assets. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Capital disclosures (Section 1535)

This standard establishes standards for the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements and (iv) if it has not complied, the consequences of such non-compliance.

Financial instruments – disclosures (Section 3862) and financial instruments – presentation (Section 3863)

These two standards replace the current standard “Financial Instruments –Disclosure and Presentation” (Section 3861), revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new Sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Future accounting changes (cont’d…)

Goodwill and intangible assets (Section 3064)

This new standard replaces the current standard for goodwill and intangible assets, Section 3062, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred.

Assessing going concern (Section 1400)

The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. The section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of March 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.

PETROLEUM AND NATURAL GAS PROPERTIES

	2008	2007

Balance, beginning of year	$1,250,029	$503,063

Proved properties – additions	444,441	542,389
Unproved properties – additions (recovery)	(208,685)	251,981
Depletion during the year	(242,436)	(47,404)
Write off of oil and gas properties	(686,567)	-

Balance, end of year	$556,782	$1,250,029

The Company’s producing oil and gas properties are located within the state of Texas, USA. As at February 29, 2008, the oil and gas properties include $293,878 relating to unproved properties that have been excluded from the depletion calculation. During the year, the Company abandoned certain unproved properties, and accordingly the costs relating to the properties were written-off to operations, in the amount of $222,481.

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

3.

PETROLEUM AND NATURAL GAS PROPERTIES (cont’d…)

The full cost ceiling test results as of February 29, 2008 resulted in an impairment of evaluated oil and gas properties of $464,086.  The future prices used in the February 29, 2008 ceiling test are as follows:

Oil (Cdn $/MMbtu)

2009	$11.21
2010	10.41
2011	10.11
2012	10.01
2013	10.03

4.

ASSET RETIREMENT OBLIGATION

	2008	2007

Asset retirement obligation – beginning of year	$-	$-
Liabilities incurred	3,992	-
Accretion expense	399	-

Asset retirement obligation – end of year	$4,391	$-

The total undiscounted amount of estimated cash flows required to settle the obligations is $5,400, which was adjusted for inflation at the rate of 2% and then discounted at 10%.  Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts to be paid on closure of the wells.

5.

SHARE CAPITAL

a)

Authorized capital stock: Unlimited common shares without par value

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

5.

SHARE CAPITAL (cont’d…)

b)

Common shares issued and outstanding:

	Number of Shares	Share Capital	Contributed Surplus

Balance, February 28, 2005	9,600,000	$1,753,880	$63,800
Issued by private placement	4,962,000	897,620	-
Issued on exercise of stock options	150,000	27,286	(6,286)
Issued for debt settlement	182,250	27,350	-
Stock-based compensation	-	-	101,433
Less: share issuance costs	-	(19,332)	-

Balance, February 28, 2006	14,894,250	2,686,804	158,947
Private placement	1,570,000	459,000	-
Issuance of shares for debt	575,000	230,000	-
Exercise of warrants	1,785,000	451,100	-
Exercise of options	270,000	86,374	(33,425)
Renunciation of flow-through shares	-	(55,427)	-
Stock-based compensation	-	-	162,537
Share issuance costs	-	(3,446)	-

Balance, February 28, 2007	19,094,250	3,854,405	288,059
Private placement	5,720,750	1,295,400	-
Exercise of warrants	190,000	47,500	-
Exercise of options	45,000	11,688	(4,038)
Shares issued for petroleum and natural gas properties	38,800	12,416	-
Share issuance costs	-	(68,716)	8,536
Stock-based compensation	-	-	75,159

Balance, February 29, 2008	25,088,800	$5,152,693	$367,716

During the year ended February 29, 2008:

a)

the Company completed a non-brokered private placement of 3,025,000 units at $0.25 per unit for gross proceeds of $756,250. Each unit consists of one common share and one common share purchase warrant.  One share purchase warrant entitles the holder to acquire one common share of the Company at $0.30 until September 25, 2007 and at $0.35 until June 25, 2008.  Directors and officers of the Company purchased 150,000 units for total proceeds of $37,500.  In connection with the private placement, 192,000 finders’ warrants were issued, exercisable at a price of $0.30 per share for a period of one year. The fair  value of the finders’ warrants, being $8,536, was determined using the Black-Scholes option pricing model, with a volatility of 58.42%, risk free rate of 4%, expected life of one year and a dividend rate of 0%.

b)

the Company completed a non-brokered private placement of 2,695,750 units at $0.20 per unit for gross proceeds of $539,150.  Each unit consists of one common share and one common share purchase warrant.  One share purchase warrant entitles the holder to acquire one common share of the Company at $0.30 until December 27, 2009.  Directors and officers of the Company purchased 50,000 units for total proceeds of $10,000.

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

5.

SHARE CAPITAL (cont’d…)

During the year ended February 28, 2007:

a)

the Company completed a non-brokered private placement of 1,470,000 units at $0.30 per unit for gross proceeds of $441,000. Each unit consists of one common share and one common share purchase warrant. One share purchase warrant entitles the holder to acquire one common share of the Company at $0.35 per share for two years to May 5, 2008. Directors and officers of the Company purchased 131,500 units for total proceeds of $39,450.

b)

the Company completed a non-brokered private placement of 100,000 units at $0.18 per unit for gross proceeds of $18,000. Each unit consists of one common share and one common share purchase warrant. One share purchase warrant entitles the holder to acquire one common share of the Company at $0.25 per share for one year to March 10, 2007.

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

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Outstanding, February 28, 2005	770,000	$0.30
Granted	915,000	0.20
Exercised	(150,000)	0.14
Cancelled	(540,000)	0.32

Outstanding, February 28, 2006	995,000	0.22
Granted	995,000	0.31
Exercised	(270,000)	0.22
Cancelled	(205,000)	0.28

Outstanding, February 28, 2007	1,515,000	0.27
Granted	425,000	0.36
Cancelled / expired	(200,000)	0.34
Exercised	(45,000)	0.17

Outstanding, February 29, 2008	1,695,000	$0.30

Options exercisable, February 29, 2008	1,695,000	$0.30

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

5.

SHARE CAPITAL (cont’d…)

Stock options (cont’d…)

The following stock options were outstanding at February 29, 2008:

Number of options	Exercise Price	Expiry Date

25,000	$0.32	August 4, 2008
80,000	0.30	August 3, 2009
100,000	0.20	March 15, 2010
145,000	0.17	October 6, 2010
100,000	0.25	December 5, 2010
50,000	0.20	January 31, 2011
420,000	0.30	April 12, 2011
250,000	0.30	October 5, 2011
100,000	0.35	January 18, 2012
100,000	0.35	January 29, 2012
50,000	0.33	August 30, 2012
275,000	0.35	September 30, 2012

Stock-based compensation

Compensation costs have been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model.

During the year ended February 29, 2008, the Company granted 425,000 (2007 – 995,000; 2006 – 915,000) stock options. Stock-based compensation expense using the Black-Scholes option pricing model was $75,159 (2007 - $162,537; 2006 - $101,433) which was also recorded as contributed surplus on the balance sheet.  The weighted average fair value of the options granted was $0.17 (2007 - $0.16; 2006 - $0.22) per option.

The following assumptions were used for the Black-Scholes valuation of stock options granted:

	2008	2007	2006

Risk-free interest rate	4.00%	4.00%	3.77%
Expected life of options	4.6 years	4 years	5 years
Annualized volatility	68.67%	73.26%	69.91%
Dividend rate	0.00%	0.00%	0.00%

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

5.

SHARE CAPITAL (cont’d…)

Share purchase warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Warrants	Weighted average exercise price

Outstanding, February 28, 2005	3,010,000	$0.31
Granted	2,770,000	0.25
Cancelled	(3,010,000)	0.31

Outstanding, February 28, 2006	2,770,000	0.25
Granted	1,570,000	0.34
Exercised	(1,785,000)	0.25
Cancelled	(20,000)	0.20

Outstanding, February 28, 2007	2,535,000	0.33
Granted	5,912,750	0.33
Cancelled / expired	(975,000)	0.32
Exercised	(190,000)	0.25

Outstanding, February 29, 2008	7,282,750	$0.33

At February 29, 2008, the following share purchase warrants were outstanding:

Number of Shares	ExercisePrice	Expiry Date

3,025,000	$0.35	June 25, 2008
1,370,000	0.35	May 5, 2008
192,000	0.30	June 25, 2008
2,695,750	0.30	December 27, 2009

6.

RELATED PARTY TRANSACTIONS AND BALANCES

The Company entered into the following transactions with related parties:

a)

Paid or accrued consulting fees of $115,586 (2007 - $108,565; 2006 - $70,870) to a director and officer of the Company for services during the year.

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

6.

RELATED PARTY TRANSACTIONS AND BALANCES

b)

Paid or accrued professional fees of $72,000 (2007 - $67,000; 2006 - $44,000) to a director and officer of the Company for services during the year.

c)

Charged rent of $3,400 (2007 - $Nil; 2006 - $Nil) to directors and officers of the Company.

Included in accounts payable as at February 29, 2008 is $2,843 (2007 - $nil) due to a director of the Company. Included in amounts receivable is $2,538 (2007 - $Nil) due from an officer of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

7.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2008	2007	2006

Cash paid during the year for interest	$-	$-	$-

Cash paid during the year for income taxes	$-	$-	$-

The significant non-cash transactions for the year ended February 29, 2008 were as follows:

a)

The issuance of 38,800 common shares valued at $12,416 for petroleum and natural gas properties.

b)

The Company recorded a write-off of petroleum and natural gas properties in the amount of $686,567.

c)

The accrual of $3,992 for asset retirement obligations with a corresponding increase to petroleum and natural gas properties and $399 in accretion expense relating to the asset retirement obligation.

d)

The Company previously accrued $204,960 for certain resource property expenses pursuant to an agreement entered into in fiscal 2007. During the current year, the Company and the vendor mutually agreed to terminate the agreement and as a result, the accrual of $204,960 was reversed in the current year.

e)

The Company allocated $4,038 to share capital upon the exercise of stock options.

f)

The Company issued 192,000 finders’ warrants with a fair value of $8,536 in connection with a private placement (Note 5b).

The significant non-cash transactions for the year ended February 28, 2007 were as follows:

a)

The issuance of 575,000 common shares to settle $230,000 in convertible loans and related bonus fees

b)

Included in oil and gas expenditures was $505,919 of accounts payable.

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

7.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd...)

The significant non-cash transaction for the year ended February 28, 2006 were:

a)

Issuance of 182,250 common shares in settlement of $27,350 in accounts payable (Note 6b)

b)

Oil and gas expenditures of $84,316 recorded in accounts payable.

8.

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

9.

INCOME TAXES

A reconciliation of income taxes (recovery) at statutory rates with the reported taxes is as follows:

	2008	2007	2006

Loss before income taxes	$(1,667,370)	$(728,282)	$(1,430,579)

Expected income tax recovery	$(561,620)	$(248,490)	$(547,726)
Non-deductible expenses	112,133	48,665	96,927
Write-off of oil and gas properties	231,256	10,236	351,213
Differences in foreign tax rates	-	-	27,856
Unrecognized benefits of non-capital losses	218,231	134,162	71,730

Total income taxes (recovery)	$-	$(55,427)	$-

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

9.

INCOME TAXES (cont'd...)

Details of future income tax assets are as follows:

	2008	2007

Resource deductions	$301,900	$138,000
Financing costs	15,400	7,400
Non-capital losses available for future periods	838,100	584,600

	1,155,400	730,000

Valuation allowance	(1,155,400)	(730,000)

Net future income tax assets	$-	$-

The Company has non-capital losses of approximately $3,224,000 which may be carried forward and applied against taxable income in future years.  These losses, if unutilized, will expire through to 2028.  Subject to certain restrictions, the Company has further resource development and exploration expenditures totalling approximately $1,718,000 available to reduce taxable income of future years.  The future income tax benefits of these losses, resource deductions and other tax assets have not been reflected in these financial statements and have been offset by a valuation allowance.

10.

SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being petroleum and natural gas exploration and development and production.  All of the Company’s petroleum and natural gas exploration properties are located in the United States. All other assets and expenses are in Canada.

11.

SUBSEQUENT EVENT

Subsequent to February 29, 2008, the Company completed a non-brokered private placement of 2,030,000 units at $0.10 per unit for gross proceeds of $203,000.  Each unit consists of one common share and one common share purchase warrant. One share purchase warrant entitles the holder to acquire one common share of the Company at $0.20 until May 27, 2009.

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

12.

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

Consolidated financial statement balances under United States GAAP

	2008	2007

Consolidated balance sheets

Total assets under Canadian GAAP and United States GAAP	$706,070	$1,613,474

Total liabilities under Canadian GAAP and United States GAAP	$9,448	$627,427

Capital stock and contributed surplus under Canadian GAAP	5,520,409	4,142,464

Future income tax recovery	-	55,427

Flow-through share premium paid in excess of market value	-	(25,080)

Capital stock and contributed surplus under United States GAAP	5,520,409	4,172,811

Deficit under Canadian GAAP	(4,823,787)	(3,156,417)

Future income tax recovery	-	(55,427)

Flow-through share premium paid in excess of market value	-	25,080

Deficit under United States GAAP	(4,823,787)	(3,186,764)

Total shareholders' equity under United States GAAP	696,622	986,047

Total liabilities and shareholders' equity under United States GAAP	$706,070	$1,613,474

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2008	2007	2006

Loss for the year, Canadian GAAP	$(1,667,370)	$(672,855)	$(1,430,579)
Adjustments:
Future income tax recovery	-	(55,427)	-
Flow-through share premium paid in excess of market value	-	-	25,080

Loss for the year, United States GAAP	$(1,667,370)	$(728,282)	$(1,405,499)

Basic and diluted loss per common share, United States GAAP	$(0.08)	$(0.04)	$(0.11)

Weighted average number of common shares outstanding, United States GAAP	21,780,705	16,754,935	13,330,102

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

Under United States GAAP, costs accumulated in each cost center are limited to an amount equal to the present value, discounted at 10%, of the estimated future net operating revenues from proved reserves, net of restoration costs and income taxes. Under United States GAAP an additional write-down was not required for the years ended February 29, 2008 and February 28, 2007 and 2006.

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

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

During the 2008 fiscal year, the Company did not issue any flow-through shares and accordingly there was no difference between Canadian and United States GAAP.

During the year ended February 28, 2006, the Company issued 627,000 flow-through shares for total proceeds of $163,020.  As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $25,080 has been recorded.

New accounting pronouncements

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

FASB Staff Position 157-2 (“FSP FAS 157-2”) delayed the effective date of FAS 157 until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  The adoption of FAS 157 is not expected to have a material impact on the Company’s consolidated financial statements.

In February, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

HORIZON INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

New accounting pronouncements (cont’d…)

In March 2008, the FASB issued FAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FAS 133, and how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. FAS 161 is effective for fiscal years beginning after November 15, 2008. Early adoption is permitted. The Company is currently reviewing the provisions of FAS 161 and has not yet adopted the statement. However, as the provisions of FAS 161 are only related to disclosure of derivative and hedging activities, the Company does not believe the adoption of FAS 161 will have a material impact on its consolidated operating results, financial position, or cash flows.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Horizon Industries LTD.

By: /s/ Christopher J. Wensley

Christopher J. Wensley

Chief Executive Officer

Date: Sept. 10, 2008

i

INDEX TO EXHIBITS

Exhibit
Numbers	EXHIBITS

1.1*	Certificate and Articles of Continuance dated June 10, 1997

1.2*	Certificate and Articles of Amendment dated December 12, 1998

1.3*	By-law No. 1 dated June 2, 1997

4.1*	Amended and Restated Stock Option Plan (2006)

15.1*	Consent of Davidson & Company LLP

* Incorporated by reference to the 20-FR12G/A filed September 14, 2007.

ii