Form 20-F
period 2009-02-28
PETRO HORIZON ENERGY CORP.
filed 2009-09-04
CIK 1380342

As filed with the Securities and Exchange Commission on August 30, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

       OR

[X]           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the fiscal year ended February 28, 2009.

       OR

[   ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       OR

[   ]           SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       Date of event requiring this shell company report ________

       For the transition period from ________ to ________

       Commission file number ________

PETRO HORIZON ENERGY CORP. (formerly Horizon Industries Ltd.)
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

NONE

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report -3,427,350 as of February 28, 2009.

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
[X]  Yes [   ]  No

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
Mr. James Romano was a director from October 1, 2003 to March 21, 2006.
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
Mr. Larry Hargrave was a director from September 20, 2007 to January 9, 2009.

B. ADVISERS

Name	Business Address	Position

Tupper Johnsson & Yeadon	1710-1177 West Hastings Street Vancouver, BC Canada V6E 2L3	Legal Counsel

C. AUDITORS

Name	Business Address	Professional Body Membership

Davidson & Company LLP	1200-609 Granville Street. P.O. Box 10372 Pacific Centre, Vancouver Canada V7Y 1G6	Nexia International

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA

The selected consolidated financial data presented in the table below for the fiscal years ended February 28, 2009 and February 29, 2008 is derived from our consolidated financial statements and is denominated in Canadian dollars. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. This data includes our accounts and our wholly-owned subsidiary's accounts. The following selected financial data is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes. We follow the full cost method of accounting for oil and gas operations.

The selected financial data for the years ended February 28, 2009 and February 29, 2008 was derived from our financial statements, which have been audited by Davidson & Company LLP, as indicated in their audit report which is included elsewhere in this Annual Report. We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain future earnings for use in our operations and the expansion of our business.

Selected Financial Data Presented According to Canadian GAAP---Please see full financials for full explanation of reconciliation of the below financial data to U.S. GAAP.

	Year ended	Year ended	Year ended	Year ended	Year ended
	February 28	February 29	February 28	February 28	February 28
	2009	2008	2007	2006	2005

Revenue	$142,597	$163,283	$137,196	$0	$0
Net Loss	(1,068,748)	(1,667,370)	(672,855)	(1,430,579)	(382,381)
Net Loss per share basic
and diluted	(0.32)	(0.61)	(0.32)	(0.88)	(0.32)
Cash dividends per share	0	0	0	0	0
Weighted average shares	3,342,278	2,722,588	2,094,367	1,666,263	1,076,839
Year ended shares outstanding	3,427,350	3,136,100	2,386,781	1,861,781	1,200,000

Total assets	68,805	706,070	1,613,474	691,974	1,106,353
Long term liabilities	0	0	0	0	0
Shareholders' equity (deficiency)	(123,126)	696,622	986,047	362,189	764,697
Capital expenditures (net)	122,343	235,756	794,370	503,063	1,046,984

B. CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as at February 28, 2009 and is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes.

Capitalization and Indebtedness
(In Canadian Dollars)

February 28, 2009
Indebtedness

Accounts payable and accrued liabilities	$187,101
Note Payable	-
Convertible loan	-

Total Indebtedness	187,101

Shareholders' equity

Share capital	5,401,693
Contributed surplus	367,716
Deficit	(5,892,535)

Net shareholders' equity (deficiency)	(123,126)

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

Exploration and Production Regulations may Limit Petro Horizon’s Expansion and Growth.

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

International Operations may Complicate Petro Horizon’s Gov’t., Environmental and Regulatory Compliance.

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

Dependence on Key Personnel may Limit Petro Horizon’s Growth.

As we have only a few employees, we depend to a large extent on the services of Christopher J. Wensley, our President, Patrick Forseille, our CFO and Ron Bourgeois, corporate secretary. The loss of the services of any of these individuals could have a potential adverse effect on our operations.

Ability to Attract Competent Personnel may Hamper Petro Horizon’s Growth.

Recent commodity price fluctuations have effected oil and gas exploration activities worldwide, with a possible rise in demand for competent oil and gas professionals. We are a small company and must compete with larger, better capitalized companies for competent personnel.

Concentration of Producing Properties may Cause Delays or Interruptions.

Our crude oil and natural gas production is presently concentrated in two properties in Texas, United States: the Funk Lease and Waverly Prospect. We will be vulnerable to a disproportionate impact of delays or interruptions of production until we develop a more diversified production base. Once we have more producing properties, a disruption in one property will have less of an impact on our overall production. In addition, we are not the operator of the Waverly prospect. As such, our plans, commitments and obligations are dependent on the operator's plans and on how well the operator executes such plans.

Insurance and Uninsured Risk to Petro Horizon’s Assets and Operations.

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

Exploration Risks may Limit Petro Horizon’s Success.

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

Capital Requirements may Limit Petro Horizon’s Growth.

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

Title to oil and gas properties is subject to royalty, overriding royalty, carried, net profits, working and other similar interests and contractual arrangements, to liens for current taxes not yet due and to other encumbrances. Only cursory investigation of record title is made at the time of acquisition. Drilling title opinions are usually prepared before commencement of drilling operations. The Company has no basis to believe that such will occur and there can be no assurance that our title to oil and gas properties may not be challenged through legal proceedings.

ITEM 4.  INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Incorporation, Amalgamation and Name Change. The Company was incorporated under the provisions of the Company Act of the Province of British Columbia on February 24, 1997 as J.P.T. Resources Ltd., and changed its name to Horizon Industries, Ltd. on June 7, 1999.  The Company further changed its name to Petro Horizon Energy Corp. on February 13, 2009.

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

PRINCIPAL EXPENDITURES.

Our principal capital expenditures over the last 3 years are: During fiscal 2008, Horizon acquired a 25 to 37.5% interest in the Waverly prospect located in San Jacinto County, Texas for $78,750 and 200,000 shares of Horizon.  One gas well was completed on the property.  During fiscal 2006, Horizon acquired the Funk lease located in Goliad County, Texas, for $40,000.  3D seismic data was acquired and two gas wells were drilled on the lease.  During fiscal 2005, Horizon acquired the Stewart leases in Goliad County, Texas for $93,404.   3D seismic data was acquired and one well was drilled on the property. During the 2005 fiscal year, Horizon acquired a 12% interest in the Whatley #1 Development prospect in the Spartan Field, San Patricio County, Texas for $19,200.  One well was drilled on the prospect.  All of these are in the U.S. and were financed internally through the sale of the Company’s stock.

Our principle capital divestitures over the last three years were the, the Whatley prospect and the Stewart lease, which were written off in fiscal 2008 and fiscal 2009 respectively.  Both properties are in the U.S.

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

During 2006, the Company completed drilling of the 5,700 foot Stewart #1 well at the Stewart East Prospect. The well was put online in February 2006 and produced uneconomic quantities of gas.  The well was subsequently shut in.

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

During the current fiscal year the leases lapsed and all costs were written off to operations.

WHATLEY PROSPECT. The Company's wholly owned subsidiary, Horizon Industries, U.S.A. Ltd. owns a 9% working interest in the Whatley #1 Development Prospect, in the Spartan Field, San Patricio County, Texas.  The Whatley #1 well is located on a 312 acre lease in the Spartan Field, San Patricio County Texas. The Spartan Field was discovered in the 1940's by 2D seismic exploration. The Company paid approximately US$192,000 for its ownership share of a development well on the property which was drilled in September 2004. The well was put online in January 2005 and since that time, several zones have been perforated tested and flowed to sales with limited production. During the previous fiscal year, the well was abandoned and the prospect was written off.

WAVERLY PROSPECT.  During fiscal 2007, the Company's wholly-owned subsidiary, Horizon Industries U.S.A. Ltd. entered into a Joint Venture agreement to participate with Pan American Development Company, Inc. in a drilling program in San Jacinto County, Texas, approximately 50 miles north of Houston Texas. The Company acquired a 25% working interest in the initial phase of the prospect with an option to acquire up to 37.5% working interest in the balance of the prospect currently comprising a total of 3,100 acres (75% net revenue interest).

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

An initial test well was drilled in June 2007 and perforation and flow testing of the first of several primary zones of interest as identified by logs and side wall cores was completed.  Four feet of perforations were shot in this first zone.  The well was flow tested for 2 hours each on a 6/64ths choke, an 8/64ths choke and for 4 hours on a 10/64ths choke.  The well flowed at stable rates of 264 MCF, 461 MCF and 611 MCF dry gas per day respectively, with stabilized flowing tubing pressures of 1,135 PSI, 1,120 PSI and 1,080 PSI respectively.  The well flowed approximately 100 MMCFPD until it watered out in October 2008.  No further production was obtained from the well.

The Hammond #1 well is the first of up to five wells proposed to be drilled on the initial 400 acre phase of the New Waverly prospect.

FUNK LEASE.  During the fiscal 2007, the Company's wholly-owned subsidiary, Horizon Industries U.S.A. Ltd., acquired a 100% working interest in the Funk property consisting of two oil and gas leases totaling 400 acres located in Goliad County, Texas.  The leases expire on March 31, 2009.  The property is situated in the prolific Middle Yegua gas trend which has produced gas and condensate in the nearby Naetze Yegua, Perdido Creek and Jobar fields.

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

During the previous year, the Horizon Funk #2 well was drilled cased and completed at a depth of 6,060 feet.  Log results showed four highly prospective pay zones in the well in the Yegua, Cook and Frio formations.  The Funk #2 well was perforated in August 2007 and put to sales at that time.   It is currently producing at approximately 100 MCF/D as of August 2009.

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

Principal Markets. As of February 28, 2009, we operate in one reportable segment, the exploration for and the development and production of crude oil and natural gas.

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

C. ORGANIZATIONAL STRUCTURE

We conduct the majority of our business through a subsidiary incorporated outside of Canada. The following table presents the name, the percentage of voting securities owned and the jurisdiction of incorporation of our principal subsidiaries:

	Percent	Jurisdiction
Subsidiary	Owned	of Incorporation

Horizon Industries (USA), Ltd.	100	Texas

D. PROPERTY, PLANT AND EQUIPMENT

See ITEM 4.  DEVELOPMENT OF OUR BUSINESS

Property and Equipment

	Year Ended	Year Ended
	February 29,	February 28,
	2008	2009
Petroleum and Natural Gas Interest
--Beginning of Year	$1,250,029	$556,782

Whatley Prospect, Texas
Deferred exploration costs
net of recoveries	-	-
Write-off dry hole costs	(222,481)	-

Stewart Leases, Texas

Deferred exploration cost,
net of recovery	(3,725)	(293,878)

Deferred exploration cost,
net of recovery	48,916	-
Depletion	(230,314)	(109,135)
Write-off dry hole costs	(180,856)	(11,023)

Coleto Creek

Deferred exploration cost,
net of recovery	(204,960)	-

Waverly

Deferred exploration cost,
net of recovery	395,524	114,257
Depletion	(12,122)	(14,402)
Write-off dry hole costs	(283,229)	(200,028)

Petroleum and Natural Gas Interest
--End of Year	$556,782	$42,573

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

There are currently proved + probably undeveloped reserves from the Funk #2 well.

The Hammond #1 well was drilled was drilled and completed to a depth of 3,200 feet.  The well was perforated and has flowed gas until October 2008.  The Funk #2 well was drilled and completed to a depth of 6,060 feet. The well was perforated and flowed gas from various formations since 2007.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The Company incurred a net loss before other items of $1,068,748 for the year ended February 28, 2009 compared to a net loss of $1,667,370 in the previous year and $789,625 in 2007. This represents no significant overall change from the previous year.  Comparative changes of individual expenses resulted in consulting fees of $123,300 (2008-$199,358) (2007- $161,609), shareholder communication fees of $25,915 (2008-$130,618) (2007-$138,200), direct operating expense of $111,217 (2008-$151,130) (2007-$108,362).  Consulting fees decreased over the period due to the Company spending less on the usage of technical consultants to explore and develop its land position.  Shareholder communications fees decreased over the period to better reflect the downturn in the investing market.  Direct operating expenses also decreased over the period due to gas wells previously brought online incurring less expenses associated with operating gas producing wells.  Professional fees increased from $153,185 for the year ended February 29, 2008 to $186,573 for the year ended February 28, 2009 due to the Company expanding its property base requiring more professional expertise such as property management and legal representation.  Office and administration fees decreased from $47,733 for the year ended February 29, 2008 to $20,937 for the year ended February 28, 2009 due to decreased overhead activity related to the development of the Company’s resources properties.

Our revenue has decreased from 2008 to 2009 due to the Company's inability to find and develop natural gas reservoirs.  We cannot be certain whether this revenue will continue due to the uncertainty involved in producing from new reservoirs.  Without long term engineering analysis, it is difficult to determine the life span of the reservoirs.

Every year end, the Company is required to file a Form 51-101F Statement of reserves data. As of February 28, 2009 the Company has proved reserves of natural gas.

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

	February 29	February 28
	2008	2009

Working Capital (Deficiency)	$144,231	$(160,869)
Deficit	4,823,787	5,892,535

Net cash used in operating activities for the year period ended February 28, 2009 was $191,388 compared to $571,209  used during the year ended February 29, 2008. The cash used in operating activities for the current year consists primarily of operating loss and a change in non-cash working capital.

Net cash used by investing activities for the year ended February 28, 2009 was $122,343 compared to $930,228  used during the prior year. Net cash used during the current period consists primarily of expenditures on oil and gas properties.

Net cash provided by financing activities for the year ended February 28, 2009 was $193,000 compared to $1,290,370 provided during the prior year. The cash provided by financing activities for the current period was primarily raised by private placements, and the exercise of warrants and options.

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

E. OFF-BALANCE SHEET ARRANGEMENTS

As at February 28, 2009, we had no off-balance sheet arrangements.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Position Held	Age

Christopher J. Wensley	President and Director	52
Patrick Forseille	Director and CFO	44
J. Paul Sorbara	Director	56
Ron Bourgeois	Director and Secretary	58

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

Mr. Wensley also owns and oversees several private interests in a number of North American oil and gas properties.  Mr. Wensley devotes approximately 30 to 50 hours per week to the Company’s activities.  Mr. Wensley spends his remaining 10 hours per week consulting with and reviewing information from the above private interests.

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

Mr. Bourgeoise is currently not a director of any other public companies:

The Directors of the Company devote times as Directors of the Company as needed.   They have no interests which require a devotion of time which would hamper their full devotion of times as Directors to the Company as needed.

B. COMPENSATION

The following table sets forth all annual and long-term compensation for services in all capacities in the year ended Feb. 28, 2009 for our directors, chief executive officer and chief financial officer.

					Options
			Other		Granted
			Annual		Exercise
	Fees	Bonus	Compensation	Number	Price	Expiry Date

Christopher Wensley
President, Chief Executive
Officer and Director	$106,800	nil	nil	18,750	2.40	Oct. 5 2011
				9,375	2.00	Dec. 5, 2010
				6,250	2.40	Aug. 3, 2009
				8,750	1.36	Oct. 6, 2010
				6,250	1.50	Mar. 15 2010
				10,625	2.40	Apr. 12 2011

Patrick Forseille
CFO, Secretary and Director	$77,124	nil	nil	6,250	1.60	Mar. 15, 2010
				9,375	1.36	Oct. 6, 2010
				3,125	2.00	Dec. 5, 2010
				5,000	2.40	Aug. 2009
				7,500	2.40	Apr. 12 2011
Ron Bourgeois
Secretary and Director	$12,500	nil	nil	12,500	2.40	Apr. 12, 2011
				12,500	2.40	Oct. 5, 2011
				6,250	2.80	Sep. 20, 2012

The Company’s Directors currently receive no compensation for their work as directors other than being compensated for expenses incurred in their duty as directors.

The following are the options exercised by executive officers during the Company's completed financial year ended Feb 28, 2009.

	Securities	Aggregate	Unexercised	Value
	Acquired	Value Realized	Options/SARs at FY-End	the-Money Options/SARS
Name	On Exercise	($)	Exercisable/Unexcercisable	at FY-End Exerc/Unexerc

Nil

C. BOARD PRACTICES

Term of Office. At the end of Fiscal 2009, we had four directors. The terms of all four expire at the annual meeting of shareholders:

Christopher Wensley
Patrick Forseille
Paul Sorbara
Ron Bourgeois

D. EMPLOYEES

As of February 28, 2009, we had no full time employees including our executive officers.

E. Share Ownership.

The following list all officer and director beneficial share ownership in excess of 1%.

Christopher Wensely	795,107	23.20%
Patrick Forseille	310,408	9.06%

For a description of our Amended and Restated Stock Option Plan (2008), please see Part II, Item 10.C - Material Contracts and Agreements.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

To the best of our knowledge, no person beneficially owns, directly or indirectly, or exercises control or direction over shares constituting more than five percent of the voting rights of our shares, other than as set forth below:

Shareholder	Number of Shares	Percentage

Christopher Wensley	795,107	23.20%

Approximately 3,052,694 of the company’s outstanding shares or 89.07% are currently listed under deposit with CDS & Co.

Our major shareholders do not have different voting rights than any other shareholders. As of February 28, 2009, our shareholders list showed 3,427,350 common shares outstanding with 14 registered shareholders in Canada holding common shares. We are not controlled, directly or indirectly, by any corporation, foreign government or other person.

B. RELATED PARTY TRANSACTIONS

The aggregate amount of expenditures made to parties not at arms length to the Company consist of the following:

a)	Paid consulting fees of $106,800 (2008-$115,586) to Chris Wensley as a director and officer of the company for services during the year.

b)	Paid professional fees of $72,000 (2008-$72,124) to Patrick Forseille as a director and officer of the Company.

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

B. SIGNIFICANT CHANGES

None

ITEM 9.  THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Not Applicable

B. PLAN OF DISTRIBUTION

Not Applicable

C. MARKETS

Our shares of common stock are traded in Canada on the Toronto Stock Exchange ("TSX-V") under the symbol "PHE.V." As of February 28, 2009, we had 3,427,350 shares of common stock outstanding. Our shares of common stock are issued in registered form and the number of shares of common stock reported to be held by record holders in Canada and the United States is taken from the records of Pacific Corporate Trust Company of Canada, the registrar and transfer agent for our shares of common stock. For U.S. reporting purposes, we are a foreign private issuer. We currently have no established market for trading our shares in the United States. The high and low prices for our common stock from January 1, 2001 through December 31, 2007 on the TSX are as follows:

	High	Low
January 1, 2002 through December 31, 2002	$0.10	$0.03

January 1, 2003 through December 31, 2003	$0.40	$0.04

January 1, 2004 through December 31, 2004	$0.48	$0.13

January 1, 2005 through December 31, 2005	$0.28	$0.13

January 1, 2006 through December 31, 2006	$0.40	$0.18

January 1, 2007 through December 31, 2007	$0.53	$0.19

January 1, 2008 through December 31, 2008	$0.19	$0.01

The high and low prices for our common stock for the most recent six months on the TSX-V are as follows:

	High	Low
Feb. 1, 2009 through Feb. 28, 2009	$0.13	$0.13

March 1, 2009 through March 31, 2009	$0.23	$0.11

April 1, 2009 through April 30, 2009	$0.20	$0.09

May 1, 2009 through May 31, 2009	$0.30	$0.22

June 1, 2009 through June 30, 2009	$0.23	$0.18

July 1, 2009 through July 31, 2009	$0.19	$0.16

D. SELLING SHAREHOLDERS

Not Applicable

E. DILUTION

Not Applicable

F. EXPENSES OF THE ISSUE

Not Applicable

ITEM 10.  ADDITIONAL INFORMATION

A. SHARE CAPITAL

Our authorized share capital consists of 100,000,000 common shares without par value. All issued shares are fully paid and non-assessable. As of February 28, 2009 we had 3,427,350 shares issued and outstanding and had 3,136,100 shares outstanding at the beginning of the year (March 1, 2008).  As of February 28, 2009, we have outstanding an aggregate of 177,500 options to purchase shares pursuant to our Amended and Restated Stock Option Plan (2008). We also have outstanding 578,219 share purchase warrants related to several private placements which closed in the past two years.

On February 28, 2008 we had a total of 3,136,100 shares issued and outstanding as compared to 2,386,781 issued and outstanding on February 28, 2007.

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

C. MATERIAL CONTRACTS AND AGREEMENTS

Amended and Restated Stock Option Plan (2008). Our only equity compensation plan is the Amended and Restated Stock Option Plan (2008) (the "Option Plan"), which has been approved and adopted by our shareholders. Pursuant to the Option Plan, we may grant stock options to our directors, officers, employees and consultants or to directors, officers, employees or consultants of our subsidiaries. The stock options enable such persons to purchase our common shares at the exercise price fixed by our Board at the time the option is granted. Our Board determines the number of common shares purchasable pursuant to each option and such exercise price within the guidelines established by the Option Plan. These guidelines allow the Board to authorize the issuance of options with a term not to exceed 10 years and to set other conditions to the exercise of options, including any vesting provisions. Consistent with the rules of the Toronto Stock Exchange, our Option Plan requires that the exercise price of the options at the time of grant may not be lower than the market price of our common shares, which is the closing price of our common shares on the Toronto Stock Exchange on the trading day immediately prior to the date the stock option is granted.

Stock Options.

As of February 28, 2009, the following stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date

10,000	$ 2.40	August 3, 2009
12,500	1.60	March 15, 2010
18,125	1.36	October 6, 2010
12,500	2.00	December 5, 2010
6,250	1.60	January 31, 2011
52,500	2.40	April 12, 2011
31,250	2.40	October 5, 2011
6,250	2.64	August 30, 2012
28,125	2.80	September 30, 2012

Warrants.

As of February 28, 2009, the following warrants are outstanding:

Number of Shares	Exercise Price	Expiry Date

241,250	$ 1.60	May 27, 2009
336,969	2.40	December 27, 2009

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

Management Agreements.

The Company has management agreements with Christopher Wensley and Patrick Forseille. Mr. Forseille’s contract is for a renewable 1 year term under which is to provide geological, management and administrative services to the Company.  Mr. Forseille’s compensation under this contract is $5,500 per month, plus G.S.T.    At the time of this contracts renewal the compensation is set at a mutually agreed upon amount.  Mr. Wensley’s contract is for a renewable 3 year term under which he is to provide leadership, management and administrative services to the Company.   Mr. Wensley’s compensation under this contract is $8,900 per month, plus G.S.T.

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

G. STATEMENT OF EXPERTS

Our consolidated financial statements as of February 29, 2008 and February 28, 2009 and for each of the years in the three year period ended February 29, 2009, have been included herein and in the Annual Report, in reliance upon the report of Davidson & Company LLP, 1200 -609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C. Canada V7Y 1G6, Tel: 604-687-0947 Fax: 604-687-6172 independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

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

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of February 28, 2009 (the “Evaluation Date”). This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the Evaluation Date as a result of the material weaknesses in internal control over financial reporting discussed below.

Disclosure controls and procedures are those controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Notwithstanding the assessment that our internal control over financial reporting was not effective and that there were material weaknesses as identified in this report, we believe that our financial statements contained in our Annual Report on Form 20-F for the year ended February 28, 2009 fairly present our financial condition, results of operations and cash flows in all material respects.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for the Company.

Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control, and accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect material misstatements. In addition, effective internal control at a point in time may become ineffective in future periods because of changes in conditions or due to deterioration in the degree of compliance with our established policies and procedures.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in there being a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was not effective as of the Evaluation Date.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of Evaluation Date and identified the following material weaknesses:

Insufficient Resources: We have an inadequate number of personnel with requisite expertise in the key functional areas of finance and accounting.

Inadequate Segregation of Duties: We have an inadequate number of personnel to properly implement control procedures.

Insufficient Written Policies & Procedures: We have insufficient written policies and procedures for accounting and financial reporting.

Inadequate Financial Statement Closing Process: We have an inadequate financial statement closing process.

Lack of Audit Committee & Outside Directors on the Company’s Board of Directors: We do not have a functioning audit committee and outside directors on the Company’s Board of Directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures.

Management is committed to improving its internal controls and will (1) continue to use third party specialists to address shortfalls in staffing and to assist the Company with accounting and finance responsibilities, (2) increase the frequency of independent reconciliations of significant accounts which will mitigate the lack of segregation of duties until there are sufficient personnel and (3) prepare and implement sufficient written policies and checklists for financial reporting and closing processes and (4) may consider appointing outside directors and audit committee members in the future.

Management, including our Chief Executive Officer and the Chief Financial Officer, has discussed the material weakness noted above with our independent registered public accounting firm. Due to the nature of this material weakness, there is a more than remote likelihood that misstatements which could be material to the annual or interim financial statements could occur that would not be prevented or detected.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

Changes in internal control over financial reporting

As of the Evaluation Date, there were no changes in our internal control over financial reporting that occurred during the fiscal year ended February 28, 2009 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the effectiveness of controls and procedures

Our management, including our Chief Executive Officer and the Chief Financial Officer, do not expect that the our controls and procedures will prevent all potential errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.  [RESERVED]

ITEM 16(A).  AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Patrick Forseille is serving as the Audit Committee Financial Expert.  Mr. Forseille as an officer of the corporation is not an independent expert. See Item 6A Directors and Senior Management for Mr. Forseille’s qualifications.

ITEM 16(B).  CODE OF ETHICS

The Company has not yet adopted a code of ethics but is in the process of evaluating and adopting such code.

ITEM 16(C).  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following auditing fees have been paid in the last two years:   2008--$30,000     2009---$40,000

Audit Related Fees

The following auditing related fees have been paid in the last two years:  None

Tax Fees

The following tax fees have been paid in the last two years:  2008---$6,000      2009---$5,000

All other Fees

All other fees for products and services performed by the principal accountant for the last two years:  2008--$12,000    2009-$nil

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

A.           Audited Financial Statements

Auditor's Report, dated 6/26/2009

Consolidated Balance Sheets at 2/29/2008 and 2/28/2009

Consolidated Statements of Operations and Deficit
   for the years ended 2/28/2009, 2/29/2008, and 2/28/2007

Consolidated Statements of Cash Flows
   for the years ended 2/28/2009, 2/29/2008, and 2/28/2007

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

PETRO HORIZON ENERGY CORP.

By:   /s/ Patrick Forseille
Patrick Forseille
Chief Financial Officer

Date: August 30, 2009

INDEX TO EXHIBITS

Exhibit
Numbers	EXHIBITS

1.1*	Certificate and Articles of Continuance dated June 10, 1997

1.2*	Certificate and Articles of Amendment dated December 12, 1998

1.3*	By-law No. 1 dated June 2, 1997

4.1*	Amended and Restated Stock Option Plan (2006)

15.1	Consent of Davidson & Company LLP

* Incorporated by reference to the 20-FR12G/A filed September 14, 2007.

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Funds)

FEBRUARY 28, 2009

DAVIDSON & COMPANY LLP
Chartered Accountants - A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Petro Horizon Energy Corp.
(formerly Horizon Industries Ltd.)

We have audited the consolidated balance sheets of Petro Horizon Energy Corp. (formerly Horizon Industries Ltd.) as at February 28, 2009 and February 29, 2008 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years ended February 28, 2009, February 29, 2008 and February 28, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2009 and February 29, 2008 and the results of its operations and cash flows for the years ended February 28, 2009, February 29, 2008 and February 28, 2007 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

June 22, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated June 22, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

June 22, 2009

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947  Fax (604) 687-6172

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Funds)
AS AT
	February 28,	February 29,
	2009	2008
ASSETS

Current
Cash	$9,350	$130,081
Prepaid deposits	-	437
Amounts receivable	16,882	18,770

	26,232	149,288

Petroleum and natural gas interests (Note 5)	42,573	556,782

	$68,805	$706,070

LIABILITES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$187,101	$5,057

Asset retirement obligation (Note 6)	4,830	4,391

	191,931	9,448
Shareholders' equity (deficiency)

Share capital (Note 7)	5,401,693	5,152,693
Contributed surplus (Note 7)	367,716	367,716
Deficit	(5,892,535)	(4,823,787)

	(123,126)	696,622

	$68,805	$706,070

Nature and continuance of operations (Note 1)
Commitments (Note 10)
Subsequent events (Note 13)

On behalf of the Board:

"Chris Wensley"	"Patrick Forseille"
Chris Wensley	Patrick Forseille

The accompanying notes are an integral part of these consolidated financial statements.

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Expressed in Canadian Funds)
FOR THE YEARS ENDED
	February 28,	February 29,	February 28,
	2009	2008	2007

OIL AND GAS REVENUES	$142,597	$163,283	$137,196

OPERATING EXPENSES
Depletion	123,537	242,437	47,404
Direct expenses	111,217	151,130	108,362

	234,754	393,567	155,766

	(92,157)	(230,284)	(18,570)

GENERAL AND ADMINISTRATIVE EXPENSES
Accretion	439	399	-
Bad debts	-	32,776	-
Bank and interest charges	474	885	22,846
Consulting fees	123,300	199,358	161,609
Foreign exchange (gain) loss	(208)	-	3,205
Financing charges	-	-	27,500
Office and administration	20,937	47,733	57,250
Professional fees	186,573	153,185	106,604
Regulatory fees and transfer agent	22,911	22,753	24,952
Rent	63,566	61,265	55,425
Shareholder communications	25,915	130,618	138,200
Stock-based compensation expense	-	75,159	162,537
Travel	19,069	48,988	10,927

	(462,976)	(773,119)	(771,055)

Loss before other items	(555,133)	(1,003,403)	(789,625)

OTHER ITEMS
Gain on extinguishment of debt	-	-	61,343
Write-off of natural gas interests	(529,015)	(686,567)	-
Interest income	200	-	-
Rent income	15,200	22,600	-
	(513,615)	(663,967)	61,343

Net loss before taxes	(1,068,748)	(1,667,370)	(728,282)

Future income tax recovery	-	-	55,427

Net loss and comprehensive loss for the year	(1,068,748)	(1,667,370)	(672,855)

Deficit, beginning of year	(4,823,787)	(3,156,417)	(2,483,562)

Deficit, end of year	$(5,892,535)	$(4,823,787)	$(3,156,417)

Loss per share - basic and diluted	$(0.32)	$(0.61)	$(0.32)

Weighted average number of common
shares outstanding - basic and diluted	3,342,278	2,722,588	2,094,367

The accompanying notes are an integral part of these consolidated financial statements.

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Funds)
FOR THE YEARS ENDED
	February 28,	February 29,	February 28,
	2009	2008	2007
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Loss for the period	$(1,068,748)	$(1,667,370)	$(672,855)
Items not affecting cash
Accretion	439	399	-
Bad debts	-	32,776	-
Deferred financing fees	-	-	27,500
Depletion	123,537	242,437	47,404
Shares for services	22,500	-	-
Stock-based compensation	-	75,159	162,537
Future income tax recovery	-	-	(55,427)
Gain on extinguishment of debt	-	-	(61,343)
Write-off resource properties	529,015	686,567	-
Changes in non-cash working capital items
Increase (decrease) in amounts receivable	1,888	(40,346)	3,865
Decrease in prepaid deposits	437	10,660	5,628
Increase in accounts payables and accrued liabilities	199,544	88,509	173,617

	(191,388)	(571,209)	(369,074)

INVESTING ACTIVITIES
Expenditures on petroleum
and natural gas properties, net of recoveries	(122,343)	(930,228)	(372,767)

	(122,343)	(930,228)	(372,767)
FINANCING ACTIVITIES
Repayment of note payable	-	-	(6,235)
Proceeds from issue of share capital, net of issuance costs	193,000	1,290,370	959,603

	193,000	1,290,370	953,368

Increase (decrease) in cash position during
the year	(120,731)	(211,067)	211,527

Cash position, beginning of year	130,081	341,148	129,621

Cash position, end of year	$9,350	$130,081	$341,148

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

1.           NATURE AND CONTINUANCE OF OPERATIONS

Petro Horizon Energy Corp. (formerly Horizon Industries Ltd.) (“Horizon” or “the Company”) was incorporated in British Columbia on February 24, 1997 as J.P.T. Resources Ltd., and changed its name to Horizon Industries Ltd. on June 7, 1999.  The Company changed its name again on February 13, 2009 to Petro Horizon Energy Corp.  The Company is engaged in the exploration and development of petroleum and natural gas properties.

On December 22, 2003, the Company formed a wholly-owned subsidiary, Horizon Industries (USA), Ltd., which was incorporated in the State of Nevada.

The Company is developing some of its petroleum and natural gas properties and has not yet determined whether all of the reserves of its properties are economically recoverable. The recoverability of the amounts shown for petroleum and natural gas properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets. The financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

The current market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both curtail expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds.

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

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Horizon Industries (USA) Ltd.  All inter-company transactions have been eliminated upon consolidation.

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Foreign currency translation

The Company’s foreign operations are of an integrated nature.  Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates.  Revenue and expenses are translated at rates of exchange prevailing on the dates of the underlying transaction.  Gains or losses on translation are included in the determination of net loss for the year.

Petroleum and natural gas properties

The Company utilizes the full cost method to account for its investment in oil and gas properties.  Under this method, all costs of acquisition, exploration and development of oil and gas reserves, including such costs as leasehold acquisition costs, geological expenditures, tangible and intangible development costs and direct internal costs, are capitalized as incurred.  The cost of the oil and gas properties with proved reserves will be depleted and charged to operations using the unit-of-production method based on the ratio of current production to estimated proved petroleum and natural gas reserves.

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

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Impairment of long-lived assets

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

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

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

Financial instruments

All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net loss. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The Company has classified its cash as held-for-trading. Amounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other liabilities, which are measured at amortized cost.

Comparative figures

Comparative figures have been reclassified, where applicable, to conform with the current year’s presentation.

Changes in accounting policy

Effective March 1, 2008, the Company adopted the following new standards issued by the CICA.

Capital disclosures (Section 1535)

This Section establishes standards for the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.  The implementation of this section did not have a significant impact on the Company’s results of operations or financial position.  The new disclosure is provided in Note 3.

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Changes in accounting policy (cont’d…)

Financial instruments – Disclosures (Section 3862)

This Section requires an increased emphasis on disclosing the nature and the extent of risk arising from financial instruments and how the entity manages those risks.  This section, together with Section 3863, “Financial Instruments – Presentation”, replaced Section 3861, “Financial Instruments – Disclosure and Presentation”.  The adoption of these Sections has had no impact on the Company’s results of operations or financial position.  See Note 4 for required disclosures.

Financial instruments – Presentation (Section 3863)

This Section establishes standards for presentation of financial instruments and non-financial derivatives. The adoption of the Section has had no significant impact on the Company’s financial statements.

General standards of financial statement presentation (Section 1400)

In June 2007, the CICA issued amendments to Section 1400, "General Standards of Financial Statement - Presentation" to include requirements to assess and disclose an entity's ability to continue as a going concern. The amendments are effective for interim and annual financial statements beginning on or after January 1, 2008. The Company has applied the new amendments at the beginning of its fiscal year. The implementation did not have a significant impact on the Company's results of operations or financial position.  The additional disclosure is provided in Note 1.

Future accounting pronouncements

Goodwill and intangible assets (Section 3064)

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, EIC 27, “Revenue and Expenditures in the Pre-operating Period”, will be withdrawn. The Company does not expect the adoption of this section to have a significant effect on its financial statements.  This section will be adopted effective March 1, 2009.

Business combinations (Section 1582)

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. Prospective application of the standard is effective January 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. The Company does not expect the adoption of this section to have a significant effect on its financial statements.

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Future accounting pronouncements (cont’d…)

Consolidated financial statements (Section 1601) and non-controlling interests (Section 1602)

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace Section 1600 “Consolidated Financial Statements.” Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. Theses standards are effective January 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations.” The Company does not expect the adoption of this section to have a significant effect on its financial statements.

Credit risk and the fair value of financial assets and liabilities (EIC-173)

In January 2009, the Emerging Issues Committee (“EIC”) issued EIC -173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This abstract requires companies to take counterparty credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing March 1, 2009. The Company does not expect that the adoption of this standard will have a material impact on its financial statements.

Mining exploration costs (EIC-174)

On March 27, 2009, the CICA approved EIC-174 “Mining Exploration Costs.” This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company does not expect that the adoption of this standard will have a material impact on its financial statements.

International financial reporting standards ("IFRS")

In January 2006 the AcSB announced that accounting standards in Canada are to converge with IFRS.  The AcSB has indicated that Canadian entities will need to begin reporting under IFRS for fiscal years beginning on or after January 1, 2011 with appropriate comparative data from the prior year.  The transition date of March 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011.  Under IFRS, the primary audience is capital markets and as a result, there is significantly more disclosure required, specifically for quarterly reporting.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.           CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of petroleum and natural gas properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

3.           CAPITAL MANAGEMENT (cont’d…)

The properties in which the Company currently has an interest are in the exploration and early production stage; as such the Company has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the year ended February 28, 2009.  The Company is not subject to externally imposed capital requirements.

4.           FINANCIAL INSTRUMENTS

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to amounts receivable. Management believes that the credit risk concentration with respect to financial instruments included in accounts receivable is remote.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at February 28, 2009, the Company had a cash balance of $9,350 (2008 - $130,081) to settle current liabilities of $187,101 (2008 - $5,057). All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.  The Company expects to fund those liabilities through the issuance of capital stock and loans from related parties over the coming year.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)           Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. As of February 28, 2009, the Company did not have any investments in investment-grade short-term deposit certificates.

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

4.           FINANCIAL INSTRUMENTS (cont’d…)

Market risk (cont’d…)

(b)           Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, receivables and accounts payable and accrued liabilities that are denominated in US Dollars (USD). The Company holds $488 USD in cash and has a USD receivable of $4,149.  Any fluctuations in foreign currency exchange rates would have an insignificant impact on net loss for the year.

(c)           Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of oil and natural gas, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

5.	PETROLEUM AND NATURAL GAS PROPERTIES

	2009	2008

Balance, beginning of year	$556,782	$1,250,029

Proved properties – additions	101,212	444,442
Unproved properties – additions (recovery)	37,131	(208,685)
Depletion during the year	(123,537)	(242,437)
Write off of oil and gas properties	(529,015)	(686,567)

Balance, end of year	$42,573	$556,782

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

5.	PETROLEUM AND NATURAL GAS PROPERTIES (cont’d…)

The Company’s producing oil and gas properties are located within the state of Texas, USA. As at February 28, 2009, the oil and gas properties include $Nil (2008 - $293,878) relating to unproved properties that have been excluded from the depletion calculation.  During the year, the Company abandoned certain unproved properties, and accordingly the costs relating to the properties were written-off to operations, in the amount of $331,009 (2008 - $222,481).

The full cost ceiling test results as of February 28, 2009 resulted in an impairment of evaluated oil and gas properties of $198,006 (2008 - $464,086).  The future prices used in the February 28, 2009 ceiling test are as follows:

Natural Gas (Cdn $/MMbtu)

2010	$7.66
2011	8.43
2012	8.67
2013	8.83
2014	8.95

6.	ASSET RETIREMENT OBLIGATION

	2009	2008

Asset retirement obligation – beginning balance	$4,391	$-
Liabilities incurred	-	3,992
Accretion expense	439	399

Asset retirement obligation – ending balance	$4,830	$4,391

The total undiscounted amount of estimated cash flows required to settle the obligations is $5,400, which was adjusted for inflation at the rate of 2% and then discounted at 10%.  Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts estimated to be paid between 2011 and 2012.

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

7.           SHARE CAPITAL

a)     Authorized capital stock: Unlimited common shares without par value

b)     Common shares issued and outstanding:

	Number	Share	Contributed
	of shares	capital	surplus

Balance, February 28, 2006	1,861,781	$2,686,804	$158,947
Private placements	196,250	459,000	-
Issuance of shares for debt	71,875	230,000	-
Exercise of warrants	223,125	451,100	-
Exercise of options	33,750	86,374	(33,425)
Renunciation of flow-through shares	-	(55,427)	-
Stock-based compensation	-	-	162,537
Share issuance costs	-	(3,446)	-

Balance, February 28, 2007	2,386,781	3,854,405	288,059
Private placements	715,094	1,295,400	-
Exercise of warrants	23,750	47,500	-
Exercise of options	5,625	11,688	(4,038)
Shares issued for resource properties	4,850	12,416	-
Stock-based compensation	-	-	75,159
Share issuance costs	-	(68,716)	8,536

Balance, February 29, 2008	3,136,100	5,152,693	367,716
Private placements	241,250	193,000	-
Shares issued for property	25,000	16,000	-
Shares issued for services and settlement
of accounts payable	25,000	40,000	-

Balance, February 28, 2009	3,427,350	$5,401,693	$367,716

During the year ended February 28, 2009:

a)
Effective February 13, 2009, the Company consolidated its issued and outstanding share capital on an 8 old shares to 1 new share basis.  As a result of the share consolidation, the Company’s issued share capital decreased from 27,418,800 to 3,427,350 shares. All references to share and per share amounts have been retroactively restated to reflect the share consolidation.

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

7.	SHARE CAPITAL (cont’d…)

b)
the Company completed a non-brokered private placement of 1,930,000 units (241,250 units, post consolidation) at $0.10 per unit ($0.80 per unit post consolidation)  for gross proceeds of $193,000. Each unit consists of one common share and one common share purchase warrant.  One share purchase warrant entitles the holder to acquire one common share of the Company at $0.20 per unit ($1.60 per unit, post consolidation) until May 27, 2009.  Directors and officers of the Company purchased 150,000 units (18,750 units, post consolidation) for total proceeds of $15,000.

c)	the Company issued 200,000 common shares (25,000 common shares, post consolidation) valued at $40,000 for settlement of accounts payable of $20,430 and for professional services valued at $19,570.

During the year ended February 29, 2008:

a)
the Company completed a non-brokered private placement of 3,025,000 units (378,125 units, post consolidation) at $0.25 per unit ($2.00 per unit, post consolidation) for gross proceeds of $756,250. Each unit consists of one common share and one common share purchase warrant.  One share purchase warrant entitles the holder to acquire one common share of the Company at $0.30 ($2.40, post consolidation) until September 25, 2007 and at $0.35 ($2.80, post consolidation) until June 25, 2008.  Directors and officers of the Company purchased 150,000 units (18,750 units, post consolidation) for total proceeds of $37,500.  In connection with the private placement, 192,000 finders’ warrants (24,000 warrants, post consolidation) were issued, exercisable at a price of $0.30 per share ($2.40 per share, post consolidation) for a period of one year. The fair  value of the finders’ warrants, being $8,536, was determined using the Black-Scholes option pricing model, with a volatility of 58.42%, risk free rate of 4%, expected life of one year and a dividend rate of 0%.

b)
the Company completed a non-brokered private placement of 2,695,752 units (336,969 units, post consolidation) at $0.20 per unit ($1.60 per unit, post consolidation) for gross proceeds of $539,150.  Each unit consists of one common share and one common share purchase warrant.  One share purchase warrant entitles the holder to acquire one common share of the Company at $0.30 ($2.40 per share, post consolidation) until December 27, 2009.  Directors and officers of the Company purchased 50,000 units (6,250 units, post consolidation) for total proceeds of $10,000.

During the year ended February 28, 2007:

a)
the Company completed a non-brokered private placement of 1,470,000 units (183,750 units, post consolidation) at $0.30 per unit ($2.40 per unit, post consolidation) for gross proceeds of $441,000. Each unit consists of one common share and one common share purchase warrant. One share purchase warrant entitles the holder to acquire one common share of the Company at $0.35 per share ($2.80 per share, post consolidation) for two years to May 5, 2008. Directors and officers of the Company purchased 131,500 units (16,438 units, post consolidation) for total proceeds of $39,450.

b)
the Company completed a non-brokered private placement of 100,000 units (12,500 units, post consolidation) at $0.18 per unit ($1.44 per unit, post consolidation) for gross proceeds of $18,000. Each unit consists of one common share and one common share purchase warrant. One share purchase warrant entitles the holder to acquire one common share of the Company at $0.25 per share ($2.00 per share, post consolidation) for one year to March 10, 2007.

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

7.	SHARE CAPITAL (cont’d…)

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

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Outstanding, February 28, 2006	124,375	$1.76
Granted	124,375	2.48
Exercised	(33,750)	1.76
Cancelled	(25,625)	2.24

Outstanding, February 28, 2007	189,375	2.17
Granted	65,625	2.78
Cancelled / expired	(25,000)	2.20
Exercised	(5,625)	1.36

Outstanding, February 29, 2008	224,375	2.36
Granted	-
Cancelled / expired	(46,875)	2.78
Exercised	-	-

Outstanding, February 28, 2009	177,500	$2.25

Options Exercisable, February 28, 2009	177,500	$2.25

The following stock options were outstanding at February 28, 2009:

Number of options	Exercise Price	Expiry Date

10,000	2.40	August 3, 2009
12,500	1.60	March 15, 2010
18,125	1.36	October 6, 2010
12,500	2.00	December 5, 2010
6,250	1.60	January 31, 2011
52,500	2.40	April 12, 2011
31,250	2.40	October 5, 2011
6,250	2.64	August 30, 2012
28,125	2.80	September 20, 2012

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

7.	SHARE CAPITAL (cont’d…)

Stock-based compensation

Compensation costs have been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model.

During the year ended February 28, 2009, the Company granted Nil (2008 – 65,625; 2007 – 124,375) stock options. Stock-based compensation expense using the Black-Scholes option pricing model was $nil (2008 - $75,159; 2007 - $162,537) which was also recorded as contributed surplus on the balance sheet.  The weighted average fair value of the options granted was $nil (2008 - $1.36; 2007 - $1.28) per option.

The following assumptions were used for the Black-Scholes valuation of stock options granted:

	2009	2008	2007

Risk-free interest rate	-	4.00%	4.00%
Expected life of options	-	4.6 years	4 years
Annualized volatility	-	68.67%	73.26%
Dividend rate	-	0.00%	0.00%

Share purchase warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Outstanding, February 28, 2006	346,250	$2.00
Granted	196,250	2.72
Exercised	(223,125)	2.00
Cancelled	(2,500)	1.60

Outstanding, February 28, 2007	316,875	2.64
Granted	739,094	2.64
Cancelled / expired	(121,875)	2.56
Exercised	(23,750)	2.00

Outstanding, February 29, 2008	910,344	2.64
Granted	241,250	1.60
Cancelled / expired	(573,375)	2.80
Exercised	-	-

Outstanding, February 28, 2009	578,219	$2.07

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

7.           SHARE CAPITAL (cont’d…)

Share purchase warrants (cont’d…)

At February 28, 2009, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date

241,250	1.60	May 27, 2009 (subsequently expired)
336,969	2.40	December 27, 2009

8.           RELATED PARTY TRANSACTIONS AND BALANCES

The Company entered into the following transactions with related parties:

a)
Accrued consulting fees of $106,800 (2008 - $115,586; 2007 - $108,565) to an officer of the Company for services during the year.  Total unpaid consulting fees due to this officer as at February 28, 2009 are $62,760 (2008 - $2,843; 2007 - $Nil), and are included in accounts payable and accrued liabilities.

b)
Accrued professional fees of $72,000 (2008 - $72,000; 2007 - $67,000) to an officer of the Company for services during the year.  Total unpaid professional fees due to this officer as at February 28, 2009 are $42,862 (2008 - $Nil; 2007 - $Nil) and are included in accounts payable and accrued liabilities.

c)	Charged rent of $Nil (2008 - $3,400; 2007 - $Nil) to directors and officers of the Company.

d)	Accrued consulting fees of $12,500 to a director of the Company for services during the year.

Included in accounts payable as at February 28, 2009 is $105,622 (2008 - $2,843; 2007 - $Nil) due to a directors of the Company. Included in amounts receivable is $Nil (2008 - $2,538) due from an officer of the Company.

The amounts paid by the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9.           SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASHFLOWS

	2009	2008	2007

Cash paid during the year for interest	$-	$-	$-

Cash paid during the year for income taxes	$-	$-	$-

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

9.           SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASHFLOWS (cont’d…)

The significant non-cash transactions for the year ended February 29, 2009 were as follows:

a)	The issuance of 25,000 common shares valued at $16,000 for petroleum and natural gas properties.

b)	The Company recorded a write-off of petroleum and natural gas properties in the amount of $529,015.

c)	The issuance of 25,000 common shares valued at $40,000 for settlement of accounts payable of $20,430 and for professional services valued at $19,570.

The significant non-cash transactions for the year ended February 29, 2008 were as follows:

a)	The issuance of 4,850 common shares valued at $12,416 for petroleum and natural gas properties.

b)	The Company recorded a write-off of petroleum and natural gas properties in the amount of $686,567.

c)	The accrual of $3,992 for asset retirement obligations with a corresponding increase to petroleum and natural gas properties.

d)
The Company previously accrued $204,960 for certain resource property expenses pursuant to an agreement entered into in fiscal 2007. During 2008, the Company and the vendor mutually agreed to terminate the agreement and as a result, the accrual of $204,960 was reversed in 2008.

e)	The Company allocated $4,038 to share capital upon the exercise of stock options.

f)	The Company issued 192,000 finders’ warrants (24,000 finders’ warrants, post consolidation) with a fair value of $8,536 in connection with a private placement (Note 7(b)(i)).

The significant non-cash transactions for the year ended February 28, 2007 were as follows:

a)	The issuance of 71,875 common shares to settle $230,000 in convertible loans and related bonus fees

b)	Included in oil and gas expenditures was $505,919 of accounts payable.

10.           COMMITMENTS

a)
The Company entered into a two year agreement on October 1, 2008 with a director for consulting services to the Company for consideration of $5,000 per month plus GST, plus reimbursement of all traveling and direct expenses incurred.

b)	The Company entered into a five-year office space lease, expiring April 2010. The minimum annual payments are as follows:

2010	$31,780
2011	5,296

$37,076

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

11.           INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2009	2008	2007

Loss before income taxes	$(1,068,748)	$(1,667,370)	$(728,282)

Expected income tax recovery	$(328,640)	$(561,620)	$(248,490)
Non-deductible expenses	32,629	112,133	48,665
Write-off of oil and gas properties	162,672	231,256	10,236
Unrecognized benefits of non-capital losses	133,339	218,231	134,162

Total income tax recovery	$-	$-	$(55,427)

Details of future income tax assets are as follows:

	2009	2008

Resource deductions	$298,000	$301,900
Financing costs	10,000	15,400
Non-capital losses available for future periods	647,000	838,100

	955,000	1,155,400

Valuation allowance	(955,000)	(1,155,400)

Net future income tax assets	$-	$-

The Company has non-capital losses of approximately $2,580,000 which may be carried forward and applied against taxable income in future years.  These losses, if unutilized, will expire through to 2029.  Subject to certain restrictions, the Company has further resource development and exploration expenditures available to reduce taxable income of future years.  The future income tax benefits of these losses, resource deductions and other tax assets have not been reflected in these financial statements and have been offset by a valuation allowance.

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

12.           SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being petroleum and natural gas exploration and development.  All of the Company’s petroleum and natural gas exploration properties are located in the United States.

13.           SUBSEQUENT EVENTS

Subsequent to year end, the Company:

a)
completed a non-brokered private placement of 3,076,751 units at $0.08 per unit for gross proceeds of $246,140.  Each unit consists of one common share and one half Series “A” share purchase warrant (a “Series A Warrant”).  One whole Series A Warrant, if exercised within ninety days of Closing entitles the subscriber to purchase an additional unit comprised of one additional common share (a “Series A Warrant Share”) and one-half Series B share purchase warrant (a “Series B Warrant”) at an exercise price of $0.15.  If not exercised within ninety days from the closing date of the financing, the Series A Warrant entitles the subscriber to purchase one Series A Warrant Share only, at a price of $0.30 if exercised between the ninety-first and one hundred and eightieth day following the closing date and thereafter at a price of $0.45 if exercised between the 181st day following the closing date and the 365th day following the closing date, following which the Series A Warrants expire.

One whole Series B Warrant will entitle the subscriber to purchase one additional common share (a “Series B Warrant Share”) at a price of $0.30 until 180 days following the Closing and thereafter at a price of $0.45 if exercised between the 181st day following the Closing and the 365th day following the Closing, following which the Series B Warrants will expire.

b)	granted 160,000 stock options, to certain directors, consultants and officers. These options are exercisable at a price of $0.12 per share for a term of 2 years.

c)	granted 350,000 stock options to certain consultants, directors and investor relations personnel. These options are exercisable at $0.20 per share for a period of 2 years.

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Consolidated financial statement balances under United States GAAP

	2009	2008

Consolidated balance sheets

Total assets under Canadian GAAP and United States GAAP	$68,805	$706,070

Total liabilities under Canadian GAAP and United States GAAP	$191,931	$9,448

Capital stock and contributed surplus under Canadian GAAP	5,769,409	5,520,409
Future income tax recovery	55,427	55,427
Flow-through share premium paid in excess of market value	(25,080)	(25,080)

Capital stock and contributed surplus under United States GAAP	5,799,756	5,550,756

Deficit under Canadian GAAP	(5,892,535)	(4,823,787)
Future income tax recovery	(55,427)	(55,427)
Flow-through share premium paid in excess of market value	25,080	25,080

Deficit under United States GAAP	(5,922,882)	(4,854,134)

Total shareholders’ equity (deficiency) under United States GAAP	(123,126)	696,622

Total liabilities and shareholders’ equity (deficiency) under United States GAAP	$68,805	$706,070

Consolidated statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of operations would be as follows:

	2009	2008	2007

Loss for the year, Canadian GAAP	$(1,068,748)	$(1,667,370)	$(672,855)
Adjustments:
Future income tax recovery	-	-	(55,427)

Loss for the year, United States GAAP	$(1,068,748)	$(1,667,370)	$(728,282)

Basic and diluted loss per common share, United States GAAP	$(0.32)	$(0.61)	$(0.32)

Weighted average number of common shares outstanding, United States GAAP	3,342,278	2,722,588	2,094,367

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Consolidated statements of cash flows

There were no significant differences between Canadian GAAP and United States GAAP on the consolidated statements of cash flows.

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

Under United States GAAP, costs accumulated in each cost center are limited to an amount equal to the present value, discounted at 10%, of the estimated future net operating revenues from proved reserves, net of restoration costs and income taxes. Under United States GAAP an additional write-down was not required for the years ended February 28, 2009, February 29, 2008 and February 28, 2007.

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

During fiscal 2006 the Company issued flow-through shares and recorded a premium of $25,080 in 2006 for United States GAAP purposes.  In fiscal 2007, the Company renounced these funds resulting in a future tax recovery for Canadian GAAP purposes.

During the 2009 and 2008 fiscal years, the Company did not issue any flow-through shares and accordingly there was no difference between Canadian and United States GAAP.

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

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

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” (SFAS 160). SFAS 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard defines a noncontrolling interest, sometimes called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. SFAS 160 requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent’s equity; consolidated net income to be reported at amounts inclusive of both the parent’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest all on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Management has determined that the adoption of SFAS 160 will not have an impact on its consolidated operating results, financial position, or cash flows.

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

New accounting pronouncements (cont’d…)

In December 2007, the FASB issued SFAS 141(R), which replaces SFAS 141 and retains the fundamental requirements in SFAS 141, including that the purchase method be used for all business combinations and for an acquirer to be identified for each business combination. This standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control instead of the date that the consideration is transferred. SFAS 141(R) requires an acquirer in a business combination, including business combinations achieved in stages (step acquisition), to recognize the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. It also requires the recognition of assets acquired and liabilities assumed arising from certain contractual contingencies as of the acquisition date, measured at their acquisition-date fair values. SFAS 141(R) becomes effective for the first annual reporting period beginning on or after December 15, 2008. Management has determined that the adoption of SFAS 141(R) will not have a material impact on the consolidated operating results, financial position or cash flows.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets,” (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets,” (SFAS 142) in order to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other GAAP. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Management has determined that the adoption of FSP FAS 142-3 will not have a material impact on the consolidated operating results, financial position or cash flows.

In June 2008, the FASB issued FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” (FSP EITF 03-6-1). FSP EITF 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. Management has determined that the adoption of FSP EITF 03-6-1 will not have a material impact on the consolidated operating results, financial position or cash flows.

In April 2009, the FASB issued FASB Staff Position FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). FSP 157-4 provides significant guidance for determining when a market has become inactive as well as guidance for determining whether transactions are not orderly. FSP 157-4 also provides guidance on the use of valuation techniques and the use of broker quotes and pricing services. It reiterates that fair value is based on an exit price and also that fair value is market-driven and not entity-specific. FSP 157- 4 applies to all assets and liabilities within the scope of SFAS No. 157. FSP 157-4 is effective for all interim and annual periods ending after June 15, 2009. Management has determined that the adoption of FSP 157-4 will not have a material effect on the Company’s results of operations, financial position, and cash flows.

PETRO HORIZON ENERGY CORP.
(formerly Horizon Industries Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

New accounting pronouncements (cont’d…)

In April 2009, the FASB issued FASB Staff Position FAS 115-2, FAS 124-2 and EITF 99-20-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP 115-2”). FSP 115-2 provides guidance related to determining the amount of an other-than-temporary impairment (OTTI) of debt securities and prescribes the method to be used to present information about an OTTI in the financial statements. FSP 115-2 is effective for all interim and annual periods ending after June 15, 2009. Management has determined that the adoption of FSP 115-2 will not have a material effect on the Company’s results of operations, financial position, and cash flows.

In April 2009, the FASB issued FASB Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP 107-1”), which increases the frequency of fair value disclosures to a quarterly basis instead of an annual basis. The guidance relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet at fair value. FSP 107-1 is effective for interim and annual periods ending after June 15, 2009. Management has determined that the adoption of FSP 107-1 will not have a material effect on the Company’s results of operations, financial position, and cash flows.

In June 2009, the FASB issued SFAS No. 165, Subsequent Events. SFAS No. 165 provides guidance as to the period after the balance sheet date during which management must evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity must make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for periods ending after June 15, 2009. Management has determined that the adoption of SFAS No. 165 will not have a material effect on the Company’s results of operations, financial position, and cash flows.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 168 replaces SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” and establishes the FASB Accounting Standards CodificationTM as the source of authoritative accounting guidance under U.S. GAAP. The rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. SFAS No. 168 is effective for periods ending after September 15, 2009. The Company does not expect SFAS No. 168 to have a material effect on its results of operations, financial position, and cash flows.